As filed with the Securities and Exchange Commission on November 16, 2005

Registration No. 333-126308

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INTRALINKS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7374	13-3899047
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1372 Broadway, 11th Floor

New York, New York 10018

(212) 543-7700

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Patrick J. Wack, Jr.

President and Chief Executive Officer

IntraLinks, Inc.

1372 Broadway, 11th Floor

New York, New York 10018

(212) 543-7700

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis, Esq. Peter DiIorio, Esq. Heller Ehrman LLP Times Square Tower 7 Times Square New York, New York 10036 Phone: (212) 832-8300 Fax: (212) 763-7600	Steven Della Rocca, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Phone: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated November 16, 2005

4,000,000 Shares of Common Stock

This is an initial public offering of shares of common stock by IntraLinks, Inc. We are offering 2,666,667 shares of our common stock. The selling stockholders identified in this prospectus are selling an additional 1,333,333 shares of our common stock. We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol “ILNX.”

Investing in our common stock involves a high degree of risk. Before buying any of these shares of our common stock, you should carefully consider the risk factors described in “ Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to IntraLinks, Inc.	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters may also purchase up to an additional 600,000 shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $              and the total proceeds, before expenses, to us will be $            .

The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about                     , 2005.

JPMorgan	UBS Investment Bank

William Blair & Company	RBC Capital Markets

                    , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of shares of common stock means that information contained in this prospectus is correct after the date of this prospectus. This document does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where offers or sales are not permitted.

Until                      (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing in the back of this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” References in this prospectus to “we,” “us” and “our” refer to IntraLinks, Inc. and its subsidiaries, unless the context requires otherwise.

IntraLinks, Inc.

We are a leading provider of secure online workspaces to businesses worldwide. Our customers use our service to manage and exchange time-sensitive, confidential information, primarily with third parties. Our service includes a proprietary application accessed over the Internet for creating secure online environments we call On-Demand Workspaces. We complement our technology offering with ongoing customer service and a turnkey implementation process for uploading, organizing and tracking access to documents. Our On-Demand Workspaces enable our customers to significantly accelerate complex, information-intensive business processes, while reducing costs and enhancing internal and regulatory compliance. In 2004, we served over 600 customers in 16 countries.

We were founded in 1996 to address the information management and distribution requirements of the loan syndication market. At that time, we determined that existing technology solutions, such as internal document management systems, e-mail systems and collaborative software programs, as well as paper-based methods of distributing documents, were inadequate to meet the needs of this market. We introduced our On-Demand Workspaces to streamline the distribution and management of the offering materials, contracts and other confidential information required to be exchanged among banks, borrowers, lawyers, investors and rating agencies in syndicated loans and related debt capital markets transactions. We are currently a leading provider of online solutions in this market. We estimate that in 2004 our customers relied on our On-Demand Workspaces to facilitate over 60% of the syndicated loans in excess of $100 million that were reported in North and South America.

Since our inception, we have expanded our offerings, beyond debt capital markets, to other business processes and markets. Today, we are a leader in the provision of virtual data rooms for conducting due diligence in merger and acquisition, or M&A, transactions. Our debt capital markets customers also use our On-Demand Workspaces for loan servicing, secondary loan trading and commercial lending. Other customers use our service to facilitate clinical trials in the life sciences market, communications for alternative investment vehicles such as private equity and hedge funds, corporate governance, commercial real estate transactions and post-merger integration. For the nine-months ended September 30, 2005, debt capital markets, M&A and other markets, principally comprised of the life sciences and alternative investment markets, accounted for 47%, 41% and 12% of our total revenue, respectively.

We generate revenue from fixed-commitment subscription agreements, which generally have a one year duration, as well as from customers who pay for the use of workspaces on a pay-as-you-go transactional basis. Our fees vary based upon the number of workspaces purchased, the amount of information included in a workspace and the number of authorized users per workspace. During the year ended December 31, 2004, we generated $36.9 million in revenue, a 45% increase compared with $25.4 million generated in the year ended December 31, 2003. During the nine-months ended September 30, 2005, we generated $38.1 million in revenue, a 44% increase compared with $26.4 million generated in the nine-months ended September 30, 2004. We have not historically been profitable and had net losses of $4.0 million, $10.5 million and $3.4 million for the years ended December 31, 2003 and 2004 and the nine-months ended September 30, 2005, respectively. Our financial results for the year ended December 31, 2004, and for the nine-months ended September 30, 2005, were impacted by $6.2 million and $3.5 million of non-cash stock-based compensation charges, respectively.

The Market Opportunity

We believe demand is growing worldwide for online solutions that support the secure aggregation and intercompany distribution of confidential business information. We attribute this demand to three trends:

•	the growing need for businesses to manage and share content in an online environment;

•	the heightened focus on content security, control and compliance; and

•	the increasing adoption of outsourcing and on-demand applications.

We believe our On-Demand Workspaces are well-suited to serve a wide range of industries. We have already penetrated major markets in which business processes require the sharing of sensitive information among multiple parties, both within and across enterprise boundaries. We believe that the addressable market opportunity today for our On-Demand Workspaces within the markets that we currently serve exceeds $1 billion.

We believe our opportunities for new business are enhanced by our longstanding relationships with leading organizations in each of our principal markets. We believe these relationships and our extensive network of repeat users in these markets have helped us to establish a strong reputation and increase our brand awareness. In addition, many organizations within our target markets encounter our service for the first time when they are invited by others to participate in a transaction or project using an On-Demand Workspace. These organizations thereby gain an understanding of our service and the benefits they may derive from it in their own businesses. We believe this experience greatly facilitates our sales and marketing efforts with respect to these organizations.

Our Service

Each of our On-Demand Workspaces consists of a secure hosted environment to facilitate a unique customer project or transaction, together with related implementation, training and ongoing customer support services. The key benefits of our service include:

•	Streamlined Business Processes. Using our On-Demand Workspaces, our customers can provide access to large volumes of information simultaneously to many transaction participants, thereby avoiding the cost and delay of duplicating and shipping multiple copies of documents to remote participants.

•	Enhanced Control, Auditability and Compliance. Our On-Demand Workspaces provide a secure means for distributing sensitive business information. Our customers can selectively control access to documents, monitor user activity and generate reports of such activity.

•	Outsourced Non-Core Functions. Our service is designed to reduce our customers’ technology and administrative burdens and associated costs by eliminating the cycle of purchasing, installing, testing, debugging and deploying technology systems. To use our service, our customers and other users need only an Internet connection and a web browser, thereby eliminating the need to invest in hardware or software, or recruit and retain additional systems engineers and administrative personnel.

•	Proven and Secure Technology. Our service is comprised of a proprietary application and infrastructure designed to satisfy the high security, reliability and scalability requirements of the markets we serve. These features include fully redundant third-party data centers with state-of-the-art systems monitoring and perimeter protection, a multi-tiered system with best-of-breed hardware and networking components, database file encryption, encrypted transmissions, stringent user authentication devices and activity tracking. We offer a sophisticated digital rights management system, including a proprietary process for alerting designated users to view selected documents.

Our Strategy

Our objective is to transform the way businesses exchange information by providing industry-standard solutions for managing complex, information-intensive processes. The key elements of our strategy for achieving this goal include:

•	increasing penetration within our existing domestic and international markets;

•	penetrating additional markets and business processes;

•	expanding distribution channels and sales partnerships;

•	focusing on service and innovation; and

•	selectively pursuing acquisitions.

Risks

We are subject to a number of risks which you should be aware of before you decide to buy our common stock, including the following:

•	as of September 30, 2005, our accumulated deficit was $164.3 million and we have not historically been profitable;

•	we cannot assure you that we will become profitable in the future or, if we become profitable, that we can sustain such profitability;

•	our operating results are likely to fluctuate, which may have an impact on the price of our common stock; and

•	we serve the commercial banking and investment banking industries for a substantial part of our business, and changes within these industries, including further consolidation, could reduce demand for our products and services.

These and other risks are discussed more fully in “Risk Factors” beginning on page 7.

Company Information

We were incorporated in Delaware in June 1996. Our principal executive offices are located at 1372 Broadway, 11th Floor, New York, New York 10018, and our telephone number is (212) 543-7700. Our website address is www.intralinks.com. Information contained on our website is not a part of this prospectus.

“IntraLinks,” our IntraLinks logo and “On-Demand Workspaces” are trademarks or servicemarks of IntraLinks, Inc. Other trademarks or servicemarks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	2,666,667 shares

Common stock offered by the selling stockholders	1,333,333 shares

Common stock to be outstanding after this offering	14,101,553 shares(1)

Nasdaq National Market symbol	ILNX

Use of proceeds

We anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders. See “Use of Proceeds.”

Dividends	We do not expect to pay cash dividends on our common stock in the foreseeable future.

Risk factors	See “Risk Factors” beginning on page 7 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)The number of shares of common stock to be outstanding after this offering is based on 1,228,594 shares of common stock outstanding as of October 26, 2005, and excludes:

•	1,091,164 shares of common stock issuable upon exercise of outstanding options as of October 26, 2005 at a weighted average exercise price of $1.91 per share (of which options to acquire 319,143 shares of common stock are vested as of October 26, 2005); and

•	231,584 shares of common stock reserved for future grants under our 2004 Stock Option Plan as of October 26, 2005.

Except as otherwise indicated, all information in this prospectus:

•	gives effect to our amended and restated certificate of incorporation, which we will file immediately prior to the completion of this offering, and a 1-for-9.308 reverse stock split of our outstanding common stock effected on November 9, 2005;

•	gives effect to the automatic conversion of each outstanding share of preferred stock into 10,206,292 post-split shares of common stock upon the completion of this offering; and

•	assumes no exercise by the underwriters of their option to purchase 600,000 shares of our common stock in this offering to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data presented below in conjunction with our consolidated financial statements and the related notes, “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated financial data presented below under the heading “Consolidated Statement of Operations Data” for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” for the nine-months ended September 30, 2004 and 2005, and the “Consolidated Balance Sheet Data” as of September 30, 2005, are unaudited, and have been derived from the unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited summary consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” and “Consolidated Balance Sheet Data” reflect all adjustments, which include only normal and recurring adjustments, necessary to state fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods. The as adjusted consolidated balance sheet data reflects the balance sheet data as of September 30, 2005, adjusted for the automatic conversion of all of our outstanding convertible preferred stock into 10,206,292 shares of common stock upon completion of this offering, and the receipt of estimated net proceeds from the sale of the shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, after deducting estimated underwriters’ discounts and commissions and offering expenses.

	Years Ended December 31,			Nine-Months Ended September 30,
(in thousands, except per share amounts)	2002(1)	2003(1)	2004(1)	2004(1)	2005

Consolidated Statement of Operations Data:
Revenue	$19,469	$25,434	$36,885	$26,410	$38,098
Cost of revenue(2)	8,681	9,726	12,905	8,542	13,383

Gross profit	10,788	15,708	23,980	17,868	24,715
Operating expenses:
Product development(3)	2,601	3,664	6,010	3,680	4,726
Sales and marketing(4)	8,011	10,885	16,655	10,338	15,953
General and administrative(5)	5,512	4,702	9,601	4,463	7,067
Founders litigation costs(6)	—	101	2,192	504	403
Restructuring costs	1,519	320	100	100	—

Total operating expenses	17,643	19,672	34,558	19,085	28,149
Loss from operations	(6,855)	(3,964)	(10,578)	(1,217)	(3,434)
Other income (expense)	52	(9)	76	60	39

Net loss	(6,803)	(3,973)	(10,502)	(1,157)	(3,395)
Cumulative dividends on redeemable convertible preferred stock	(10,622)	(10,622)	(4,722)	(4,722)	—

Net loss attributable to common stockholders	$(17,425)	$(14,595)	$(15,224)	$(5,879)	$(3,395)

Net loss per common share—basic and diluted	$(34.50)	$(27.75)	$(40.71)	$(18.37)	$(4.51)

Weighted average shares outstanding used in basic and diluted net loss per common share calculation	505	526	374	320	752

Unaudited pro forma net loss per share attributable to common stockholders—basic and diluted(7)			$(1.44)		$(0.31)

Shares used in computing unaudited pro forma net loss per share attributable to common stockholders—basic and diluted(7)			10,580		10,958

	As of September 30, 2005
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,357	$41,357
Working capital	(625)	34,375
Total assets	31,107	66,107
Deferred expenses	202	202
Deferred revenue	12,968	12,968
Convertible preferred stock	67,000	—
Accumulated deficit	(164,259)	(164,259)
Total stockholders’ (deficit) equity	(58,211)	43,789

(1)	In connection with the preparation of our interim financial statements for the six-months ended June 30, 2005, we identified certain non-standard provisions relating to service commitments post-termination that had been incorporated into a relatively small number of customers’ subscription agreements, which were not properly accounted for. These provisions provide for a customer to continue using open workspaces after contract termination, effectively extending the period over which service is provided. As a result, we determined that to comply with Staff Accounting Bulletin 104 the related revenue should be recognized over the total service period, including the service period beyond contract termination. The restated selected financial data above includes the impact of the restatements which have the effect of reducing revenue and gross profit and increasing loss from operations, net loss and net loss attributable to common stockholders by $85, $19 and $333 for the years ended December 31, 2002, 2003, and 2004, respectively, and $(121) for the nine-months ended September 30, 2004. We further determined in connection with the preparation of our interim financial statements for the six-months ended June 30, 2005 that the weighted-average shares outstanding reflected in our audited basic and diluted net loss per common share for the year ended December 31, 2004 included shares that were issued but unvested and therefore should have been excluded. As a result, we have restated and reduced the weighted average shares outstanding used in the calculation of basic and diluted net loss per common share by 165 shares for the year ended December 31, 2004. The restatements described above had the effect of increasing our reported net loss per common share by $0.17, $0.04 and $13.08 for the years ended December 31, 2002, 2003 and 2004, respectively. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the restatement of our fiscal 2002, 2003 and 2004 results.
(2)	Includes $1,532, $2,043, $2,226, $1,740 and $1,801 of capitalized software amortization in the years ended December 31, 2002, 2003 and 2004 and the nine-months ended September 30, 2004 and 2005, respectively. Also includes stock-based expenses of $569 in the year ended December 31, 2004 and $15 and $321 in the nine-months periods ended September 30, 2004 and 2005.
(3)	Includes $854, $18 and $444 of non-cash stock-based expenses in the year ended December 31, 2004 and the nine-months ended September 30, 2004 and 2005, respectively.
(4)	Includes $1,623, $35 and $1,315 of non-cash stock-based expenses in the year ended December 31, 2004 and the nine-months ended September 30, 2004 and 2005, respectively.
(5)	Includes $3,113, $49 and $1,460 of non-cash stock-based expenses in the year ended December 31, 2004 and the nine-months ended September 30, 2004 and 2005, respectively.
(6)	These costs were incurred in connection with litigation that was settled in May 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 38.
(7)	The pro forma data reflects the automatic conversion of all of our outstanding convertible preferred stock shares into 10,206 shares of common stock upon the completion of this offering.

RISK FACTORS

Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to IntraLinks and the Industry

We have incurred significant operating losses in the past and may incur significant operating losses in the future and we may never achieve sustained profitability.

Since our inception, we have incurred significant net losses, including net losses of $4.0 million and $10.5 million for the years ended December 31, 2003 and 2004, respectively. As of September 30, 2005, our accumulated deficit was $164.3 million. We have not historically been profitable and were not profitable for the year ended December 31, 2004, or the nine-months ended September 30, 2005. Our financial results for the year ended December 31, 2004, and for the nine-months ended September 30, 2005, were impacted by $6.2 million and $3.5 million of non-cash stock-based compensation charges, respectively, and our future financial results may similarly be impacted by non-cash stock-based compensation charges. Additionally, as a public company, we will be subject to SEC reporting obligations and, given the expected significant costs associated with compliance with the Sarbanes-Oxley Act of 2002, we are likely to incur increased expenses related to regulatory and legal compliance. Even if we were to become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve and sustain our profitability will negatively impact the market price of our common stock.

We are dependent on the commercial banking and investment banking industries, and changes within these industries could reduce demand for our products and services.

A significant portion of our revenue is derived from financial institutions in the commercial banking and investment banking industries, and we expect to continue to derive a majority of our revenue from these institutions for the foreseeable future. Unfavorable economic conditions adversely impacting the commercial banking and investment banking industries could have a material adverse effect on our business, financial condition and results of operations. For example, a slowdown in M&A activity may negatively impact the demand for our On-Demand Workspaces. A reduction in the volume of syndicated loans could also negatively impact the demand for our On-Demand Workspaces. The level of syndication activity in the corporate loan market and the volume of M&A transactions are sensitive to many factors beyond our control, including interest rates, regulatory policies, general economic conditions, our customers’ competitive environments, business trends, terrorism and political change. Unfavorable conditions or changes in any of these factors could adversely affect our business and results of operations. Further, unless we are able to increase the adoption of our services in other business segments and diversify our revenue sources, our operating results will remain sensitive to fluctuations in these markets.

We need to increase our penetration in our principal existing markets and expand into additional markets or we may be unable to grow our business and increase revenue. In addition, our growth may strain management, our information systems and resources.

We believe our future growth depends, in part, on increasing our penetration into the principal markets in which our service is currently used and identifying and expanding the number of industries or business segments that use or could use our On-Demand Workspaces. Currently, we principally provide our On-Demand Workspaces to our customers in connection with debt capital market transactions, including syndicated and related loan transactions, M&A transactions and, to a lesser extent, in connection with life sciences clinical trials. We intend to continue to focus much of our sales and marketing efforts in these markets in order to grow our business. In addition, we intend to increase our marketing efforts to customers in other areas, including alternative investments, such as private equity and hedge funds, and corporate governance. Our inability to further penetrate our existing markets or our inability to identify additional markets and achieve acceptance of our services in these additional markets could slow our revenue growth and adversely affect our results of operations.

Our business has expanded rapidly in recent years. For example, our aggregate revenue increased from $25.4 million in 2003 to $36.9 million in 2004. As of September 30, 2005, we had 241 employees, up from 209 as of December 31, 2004 and 148 as of December 31, 2003. We will need to improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we will also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth, our operations and financial results could be adversely affected.

Failure to maintain the security and integrity of our systems could have an adverse effect on our financial results, and any resulting claims against us could have an adverse effect on our business.

Maintaining the security and integrity of our systems is an issue of critical importance for our customers and users because they use our system to store and exchange large volumes of proprietary and confidential information. Individuals and groups may develop and deploy viruses, worms and other malicious software programs that attack or attempt to infiltrate our system. Because techniques used to obtain unauthorized access or sabotage systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Although we are unaware of any compromises or breaches to the security of our systems to date, we cannot assure you that we will be able to detect and prevent such events from occurring in the future. If our systems fail or are breached as a result of a third-party attack or an error, violation of procedures and policies or breach of contract by an employee, consultant or subcontractor causing the unauthorized disclosure of proprietary or confidential information or customer data, the market perception of the effectiveness of our security measures could be negatively impacted. As a result, we could lose sales and customers and we could be subject to liability. There can be no assurance that the limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages with respect to any particular claim.

We maintain general liability insurance coverage and coverage for errors and omissions subject to a deductible payable by us. There can be no assurance that this coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The terms of our insurance policies exclude from coverage various acts by us and our employees, consultants and subcontractors that could give rise to liability. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in a substantial cost to us and divert management’s attention from our operations. Any significant claim or litigation against us could have a material adverse effect on our business, financial condition and results of operations. In addition, because many of our engagements involve business-critical projects for financial institutions and their customers, a failure or inability to meet a customer’s expectations with respect to security and confidentiality could seriously damage our reputation and affect our ability to retain customers and attract new business.

Our ability to report our financial results on a timely and accurate basis as a public company may be adversely affected if we are unable to maintain an accounting and finance staff having requisite knowledge of generally accepted accounting principles as it relates to complex transactions.

We have identified matters that constitute material weaknesses in the design and operation of our internal control over financial reporting. In general, a material weakness is defined as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In the first instance, the material weakness we identified is that our accounting and finance staff did not have the requisite knowledge of generally accepted accounting principles and related technical accounting and financial reporting matters in order to research and analyze, and make conclusions with respect to, complex transactions and prepare the accompanying financial disclosures. This material weakness contributed to another material weakness that we did not maintain effective controls over the completeness and accuracy of the recognition of revenue, as it relates to certain contract terms, and the calculation of weighted-average shares outstanding and related impact to the calculation of earnings per share. These material weaknesses resulted in the restatement of our consolidated financial statements as described in Note 2 to our audited financial statements included elsewhere in this prospectus. If we are unable to remediate these material weaknesses, we may not be able to accurately and timely report our financial position, results of operations or cash flows as a public company. Becoming subject to the public reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, upon the consummation of this offering will intensify the need to accurately and timely report our financial position, results of operations and cash flows, and we will be under added pressure to meet our reporting obligations in a timely manner once we become subject to the shorter filing deadlines applicable to accelerated filers under the Exchange Act, which could be as early as December 31, 2006.

Even prior to identifying the weaknesses described above, our management and board of directors had concluded that our growth and our planned initial public offering required additional resources in our accounting and finance staff. In response to that need, in March 2005, we hired our chief financial officer and chief administrative officer, Anthony Plesner, who has previously served as an executive officer of a public company. In August 2005, we hired a senior-level employee with expertise and experience in generally accepted accounting principles and public company financial reporting and added additional experienced accounting and finance staff. In addition, we are in the process of updating our internal policies and procedures in an effort to further enhance and formalize our disclosure controls and procedures and internal control over financial reporting.

The remediation of our internal control over financial reporting is currently ongoing. Although we have hired additional experienced accounting personnel, such personnel only recently have joined us and their knowledge of our operations and abilities to help us accurately and timely meet our financial reporting obligations are still unproven. The actions we have taken and continue to take are subject to continued management review supported by confirmation and testing by management and by our independent registered public accounting firm, as well as audit committee oversight. There can be no assurance that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows and cause our stock price to decline.

In the Quarterly Reports on Form 10-Q and the Annual Reports on Form 10-K that we will be required to file when we become a reporting company, management may not be able to conclude that we have effective disclosure controls and procedures, and our independent public accounting firm may not be able to conclude that we have effective internal control over financial reporting in its attestation report in connection with our Annual Reports on Form 10-K.

After the consummation of this offering, we will be subject to the reporting requirements of the Exchange Act which will require us to file, among other things, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Under Section 302 of the Sarbanes-Oxley Act, as a part of each of these reports, our chief executive officer and our chief financial officer are required to evaluate the effectiveness of, and to report their conclusions regarding the effectiveness of, our disclosure controls and procedures and to certify that they have done so. This requirement will apply to our first Annual Report on Form 10-K for our fiscal year ending December 31, 2005. In addition, under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K and the independent public accounting firm auditing our financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our fiscal year ending December 31, 2006 or, at the latest, December 31, 2007. If we are unable to fully remediate these material weaknesses and conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

Our revenue is highly dependent on a small number of major customers and any loss of business from our major customers would reduce our revenue and could have a material adverse effect on our business.

In recent years, we have generated, and expect that at least for the near term we will continue to generate, a significant portion of our revenue from a limited number of customers. Our largest customer, JPMorgan Chase Bank, accounted for approximately 17%, 13%, 12% and 10% of our revenue in the years ended December 31, 2002, 2003 and 2004 and for the nine-months ended September 30, 2005, respectively. Termination of our contract with JPMorgan Chase Bank or a material diminution of this contract could adversely impact our revenue. In addition, Bank of America accounted for approximately 11%, 10%, 7% and 6% of our revenue in the years ended December 31, 2002, 2003 and 2004 and for the nine-months ended September 30, 2005, respectively. Other than JPMorgan Chase Bank and Bank of America, no other customer accounted for more than 5% of our revenue in 2004 or the nine-months ended September 30, 2005. We may not be able to retain our major customers and if we were to lose any of our major customers, we may not be able to replace the revenue generated by the lost customers in a timely fashion. In addition, the revenue we generate from these major customers may decline or grow at a slower rate in future periods than it has in the past.

Our M&A-related business relies on referrals from financial institutions and other professional advisors and the loss of referrals from these sources could reduce our revenue and slow our growth in the M&A market.

A significant portion of our M&A-related business is derived from referrals by investment banks, financial advisors and law firms that have relied on our service in connection with M&A transactions. We intend to continue to focus our marketing efforts on these referral partners in order to expand our reach and improve the efficiency of our sales efforts. We may not be able to maintain strong relationships with these financial institutions or professional advisors. The loss of any of our significant referral sources or a decline in the number of referrals could lead to a decline in our revenue and slow our growth. In addition, the revenue we generate from our referral relationships may vary from period to period.

Consolidation in the commercial and investment banking industries and other industries we serve could adversely impact our business by eliminating a number of our existing and potential customers.

There has been, and continues to be, merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of our customers and potential customers. A smaller market for our services could have a material adverse impact on our business and results of operations. For example, in 2004, Bank of America and FleetBoston Financial, two of our customers who used our On-Demand Workspaces for loan syndication transactions, merged. In addition, it is possible that the larger banks or financial institutions which result from mergers or consolidations could perform themselves some or all of the services which we currently provide or could provide. A merger of two of our existing customers may also result in the merged entity deciding not to use our service or to purchase fewer of our services than the companies did separately or may result in the merged entity seeking pricing advantages or discounts on account of its increased size. If that were to occur, it could adversely impact our revenue.

We operate in highly competitive markets, which could make it more difficult for us to acquire and retain customers.

The market for online workspaces is rapidly evolving and highly competitive. We expect competition to increase from existing competitors as well as new market entrants. We compete primarily on product functionality, service and price. Our competitors include companies that provide online products that serve as document repositories or dealrooms, together with other products or services, which may result in such companies effectively selling these services at lower prices and creating downward pricing pressure for us. Some of our competitors have longer operating histories and significantly greater financial resources. They may be able to devote greater resources to the development and improvement of their services than we can and, as a result, may be able to more quickly implement technological changes and respond to customers’ changing needs. In addition, should our competitors consolidate, or if our smaller competitors are acquired by other, larger competitors, they may be able to provide services comparable to ours at a lower price due to their size. Our competition may also develop services or products that are superior to ours and their products or services may gain greater market acceptance than our service. In addition, because the market for online workspaces is relatively new, barriers to entry, including development of technology, may be overcome by new market entrants with sufficient financial resources. Furthermore, our customers or their advisors, including investment banks and law firms, may acquire or develop their own technologies, such as client extranets, that could decrease the need for our service. The arrival of new market entrants or the use of these internal technologies could reduce the demand for our services, or cause us to reduce our pricing, resulting in a loss of revenue.

If we fail to adapt our service to changes in technology or in the marketplace, we could lose existing customers and be unable to attract new business.

Our customers and users regularly adopt new technologies and industry standards continue to evolve. The introduction of products or services and the emergence of new industry standards can render our existing services obsolete and unmarketable in short periods of time. We expect new products and services, and enhancements to existing products and services, to continue to be developed and introduced by others, which will compete with our services. Our future success will depend, in part, on our ability to enhance our current services and to develop and introduce new services that keep pace with technological developments, emerging industry standards and the needs of our customers. We cannot assure you that we will be successful in cost effectively developing, marketing and selling new services or service enhancements that meet these changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these services, or that our new service and service enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

If we do not maintain the compatibility of our services with third-party applications that our customers use in their business processes, demand for our services could decline.

Our On-Demand Workspaces can be used alongside a wide range of other systems, such as e-mail and enterprise software systems used by our customers in their businesses. If we do not support the integration of our service with third-party applications, including through the provision of application programming interfaces that enable data to be transferred readily between our service and third-party applications, demand for our services could decline and we could lose sales. We may desire to make our services compatible with new or additional third-party applications. We may not be successful in making our services compatible with these third-party applications, which could reduce demand for our products and services.

We rely primarily on our direct sales force to generate revenue, and we may be unable to retain or hire qualified sales personnel in a timely fashion.

We rely primarily on our direct sales force to sell our services. We may need to hire additional sales personnel in the near-term and beyond to support future revenue growth. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing sales personnel or will be able to attract, assimilate or retain additional highly qualified personnel in the future. If we are unable to hire or retain qualified sales personnel, our business, financial condition and results of operations could be adversely affected. In addition, if any of our sales representatives were to leave us and join one of our competitors, we may be unable to prevent such sales representatives from helping competitors to solicit business from our existing customers, which could adversely affect our revenue.

We receive a portion of our revenue from relationships with strategic marketing partners. A loss of one or more of these marketing partners, the failure to receive business from these relationships or the failure to add new ones could have a negative impact on our business.

We expect that revenue generated from the indirect sale of our products and services by our strategic marketing partners will account for a meaningful portion of our revenue for the foreseeable future. For instance, R.R. Donnelley Financial, a financial printer with whom we established a relationship in 2003, accounted for referrals representing 2% of our total revenue in 2004. Our written agreement with R.R. Donnelley Financial expired in September 2005, and we have continued to work with and receive referrals from them since the expiration of our agreement. We are in discussions with R.R. Donnelley regarding entering into a new agreement, though there can be no assurance that this relationship with R.R. Donnelley will continue. Generally, our strategic marketing relationships are new and unproven. We plan to actively expand our strategic partnerships and intend to rely on such partnerships to contribute to our growth. Our strategic partners, however, may not view their relationships with us as significant for their own businesses and they may reassess their commitment to us in the future. We cannot assure you that our current or any future strategic relationships will help us generate significant levels of revenue or will not be terminated or expire. We also cannot assure you that if an existing relationship terminates, the former strategic partner would not compete with us. As a result of any of these events, our revenue and results of operations could be adversely affected.

Our customers may adopt technologies that decrease the demand for our services, which could reduce our revenue and adversely affect our business.

We target large institutions such as commercial banks, investment banks and life sciences companies for many of our services and we depend on their continued need for our services. However, over time, our customers or their advisors, such as law firms, may acquire, adopt or develop their own technologies such as client extranets that decrease the need for our On-Demand Workspaces. The use of such internal technologies could reduce the demand for our services, pressure our pricing or cause a reduction in our revenue. If we fail to manage these challenges adequately, our results of operations could be adversely affected.

Interruptions or delays in our service due to problems with our third-party web hosting facility or other third-party service providers could adversely affect our business.

We rely on USinternetworking, Inc. for both our primary network operations hosting center, which is located in Annapolis, Maryland, and our back-up facility, which is located in Woodale, Illinois. Our agreement with USinternetworking, Inc. expires on February 28, 2007. If we are unable to renew, extend or replace this contract, we may be unable to timely arrange for replacement services at a similar cost, which could cause an interruption in our service. We do not control the operation of these USinternetworking, Inc. facilities and each may be subject to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures or similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism or similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster, cessation of operations by our third-party web hosting provider or its decision to close a facility without adequate notice or other unanticipated problems at either facility could result in lengthy interruptions in our service. In addition, the failure by these facilities to provide our required data communications capacity could result in interruptions in our service. Further, our services are highly dependent on our computer and telecommunications equipment and software systems. Disruptions in our service and related software systems could be the result of errors or acts by our vendors, customers, users or other third parties, or electronic or physical attacks by persons seeking to disrupt our operations. Any damage to, or failure or capacity limitations of, our systems and our related network could result in interruptions in our service. Interruptions in our service may cause us to lose revenue, cause us to issue credits or refunds, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business and reputation will be adversely affected if our customers and potential customers believe our service is unreliable.

The adoption of new regulations relating to Internet-based and other electronic communications could adversely affect our business.

Our business relies on the use of the Internet. Although to date, the use of the Internet and electronic communications has been relatively free from regulatory restraints, the Securities and Exchange Commission, or SEC, certain self-regulatory organizations and certain states are beginning to address the regulatory issues that may arise in connection with the use of the Internet in securities and financial services transactions. Accordingly, new regulations or policies may be adopted in regulated industries, such as the financial services and life sciences industries, that may constrain our ability and our customers’ ability to transact business through the Internet, which could increase our costs and adversely affect our results of operations.

Our operating results are likely to fluctuate, which may have an impact on our stock price.

Our operating results have varied significantly from quarter to quarter and may vary significantly from quarter to quarter in the future. As a result, we may not be able to accurately forecast our rate of growth. Our operating results may fall below market analysts’ expectations in some future quarters, which could lead to downturns in the market price of our stock. Quarterly fluctuations may result from factors such as:

•	changes in the debt capital markets, M&A market or other markets that we serve;

•	changes in demand for our services;

•	rate of penetration within our existing customer base;

•	acquisition or loss of customers or business from one or more customers;

•	increased competition;

•	changes in our standard service contracts that may affect when we recognize revenue;

•	loss of key personnel;

•	interruption in our service resulting in a loss of revenue;

•	changes in our pricing policies or the pricing policies of our competitors;

•	write-offs affecting any of our material assets;

•	changes in our operating expenses;

•	software “bugs” or other service quality problems;

•	concerns relating to the security of our systems; and

•	general economic conditions.

We believe that our quarterly operating results may vary significantly in the future, that period-to-period comparisons of results of operations may not necessarily be meaningful and, as a result, such comparisons should not be relied upon as indications of future performance.

Expansion of our business internationally will subject us to additional economic and operational risks that could increase our costs and make it difficult for us to operate profitably.

One of our key growth strategies is to pursue international expansion. International revenue accounted for 6% and 11% of our revenue in 2003 and 2004, respectively, and 10% and 12% of revenue for the nine-months ended September 30, 2004 and 2005, respectively. Expansion of our international operations may require significant expenditure of financial and management resources and result in increased administrative and compliance costs. In addition, such expansion will increasingly subject us to the risks inherent in conducting business internationally, including:

•	foreign currency fluctuations, which could result in reduced revenue and increased operating expenses;

•	increased difficulty in collecting accounts receivable;

•	the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

•	tariffs and trade barriers;

•	general economic and political conditions in each country;

•	inadequate intellectual property protection in foreign countries;

•	the difficulties and increased expenses in complying with a variety of foreign laws, regulations and trade standards, including data protection and privacy laws which may or may not be in conflict with U.S. law; and

•	international regulatory environments.

Because we recognize revenue for our services ratably over the term of our customer agreements, downturns or upturns in the value of signed contracts will not be fully and immediately reflected in our operating results.

We offer our services under fixed-commitment subscription contracts covering multiple transactions and pay-as-you-go transaction contracts. In either case, we recognize revenue from customers ratably over the terms of their agreements, which typically range from six to twelve months. As a result, some portion of the revenue we report in each quarter is revenue from contracts entered into during prior quarters. Consequently, a decline in signed contracts in any quarter will not be fully and immediately reflected in the revenue of that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to timely adjust our cost structure to take account of this reduced revenue. Similarly, revenue attributable to an increase in contracts signed in a particular quarter will not be fully and immediately recognized in the quarter that the contract is signed, as revenue from new contracts is recognized ratably over the applicable service period.

The majority of our services are sold pursuant to short-term agreements. If our customers elect not to renew these agreements or discontinue using our service, our revenue may decrease.

Our subscription agreements with customers are generally one year in length and customers generally have no obligation to renew these agreements. Many of our subscription agreements will be subject to renewal in the next twelve months and we cannot assure you that such agreements will be renewed. Our renewal rates may decline due to a variety of factors, including the services and prices offered by our competitors, consolidation in our customer base or if any of our customers cease or anticipate declining requirements for our On-Demand Workspaces in their operations. If our renewal rates are lower than anticipated or decline for any reason, or if customers renew on terms less favorable to us, our revenue may decrease, which could adversely affect our stock price. Our transaction agreements with customers are entered into in connection with discrete transactions and projects. These contracts typically have initial terms of six to twelve months depending on the purpose of the workspace. After the transaction is completed, the customer is under no obligation to use our service again. If our customers with transactional contracts discontinue using our services for additional future transactions, our revenue could be adversely affected.

We rely on third-party software and hardware to support our system and services and our business and reputation could suffer if our services fail to perform properly due to problems with or the unavailability of such third-party products.

We rely on hardware purchased or leased and software licensed from third parties in order to offer our service. This hardware and software may not continue to be available on commercially reasonable terms or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our service, which could negatively affect our business until equivalent technology is either developed by us or, if available, is identified, obtained and integrated. The software underlying our services can contain undetected errors or bugs. We may be forced to delay commercial release of our services until such problems are corrected and, in some cases, may need to implement enhancements to correct errors that we do not detect until after deployment of our services. In addition, problems with the software underlying our services could result in:

•	damage to our reputation;

•	loss of or delayed revenue;

•	loss of or delayed market acceptance of our services; and

•	unexpected expenses and diversion of resources to remedy errors.

If we are found to infringe on the proprietary rights of others, we could be required to redesign our services, pay significant royalties or enter into license agreements with third parties. This may significantly increase our costs or adversely affect our results of operations and stock price.

A third-party may assert that our technology or services violates its intellectual property rights. In particular, as the number of products and services offered in our markets, as well as the number of related patents issued in the United States and elsewhere, increase, and the functionality of these products and services further overlap, we believe that infringement claims may arise. Any claims, regardless of their merit, could:

•	be expensive and time-consuming to defend;

•	force us to stop providing services that incorporate the challenged intellectual property;

•	require us to redesign our technology and services;

•	divert management’s attention and other company resources; and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies, which may not be available on terms acceptable to us, if at all.

If we are unable to protect our proprietary technology and other rights, the value of our business and our competitive position may be impaired.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products and services similar to ours, which could decrease demand for our services. We rely on a combination of copyright, patent, trademark and trade secret laws as well as third-party nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying or reverse-engineering our technology and services to create similar offerings. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors, subcontractors and collaborators to enter into confidentiality agreements and maintain policies and procedures to limit access to our trade secrets and proprietary information. These agreements and the other actions taken by us may not provide meaningful protection for our trade secrets, know-how or other proprietary information from unauthorized use, misappropriation or disclosure. Existing copyright and patent laws may not provide adequate or meaningful protection in the event competitors independently develop technology, products or services similar to ours. Even if such laws provide protection, we may have insufficient resources to take the legal actions necessary to protect our interests. In addition, our intellectual property rights and interests may not be afforded the same protection under the laws of foreign countries as they are under the laws of the United States.

The success of our business depends on the continued growth and acceptance of the Internet as a business tool.

Our future sales growth depends on the continued acceptance of the Internet as a communications and commerce platform for enterprises. The Internet could lose its viability as a business tool due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality-of-service. The performance of the Internet and its acceptance as a business tool has been impacted by “viruses,” “worms” and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our service could be significantly reduced, which could adversely affect our business.

If we are unable to retain and recruit qualified personnel or if any of our key executives discontinues his or her employment with us, we may not be able to implement our business strategy.

We rely on the expertise and experience of our senior management, especially our President and Chief Executive Officer, Patrick J. Wack, as well as the other executive officers and key employees listed in the “Management” section of this prospectus. Other than employment agreements with Mr. Wack and our Chief Financial Officer, Anthony Plesner, as described in “Management—Employment Agreements and Change of Control Arrangements,” we do not have employment agreements with any of our management or other key personnel. Although we have employment agreements with Mr. Wack and Mr. Plesner, neither of them nor any of our other management personnel is obligated to continue his or her employment with us. We have no key-man insurance on any members of our management team. The loss of services of any key management personnel could make it more difficult to successfully pursue our business goals. Furthermore, recruiting and retaining qualified management personnel are critical to our growth plans. We may be unable to attract and retain personnel on acceptable terms given the competition among technology companies for experienced management personnel.

A lack of future earnings, the completion of this offering or prior or future stock issuances by us may limit our ability to use our net operating loss carryforwards.

As of December 31, 2004, we had net operating loss carryforwards, or NOLs, of $96.3 million to offset future taxable income, which expire in various years through 2024, if not utilized. The deferred tax asset representing the benefit of these NOLs has been offset completely by a valuation allowance due to our history of operating losses and the uncertainty of future taxable income. A lack of future taxable earnings would adversely affect our ability to utilize these NOLs. In addition, under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of NOLs that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code of 1986, as amended, or Section 382, imposes limitations on a company’s ability to use NOLs if a company experiences a more-than-50-percent ownership change over a three-year testing period. We believe that, as a result of this offering or as a result of prior or future issuances of our capital stock, it is possible that a change in our ownership has occurred or will occur. If such a change in our ownership has occurred or occurs, our ability to use our NOLs in any future periods may be substantially limited under one or more Section 382 limitations. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes currently than if we were able to utilize our NOLs fully. This occurrence could adversely affect the market price of our common stock.

If we undertake business combinations and acquisitions, they may be difficult to integrate, disrupt our business, dilute stockholder value or divert management’s attention.

An element of our growth strategy is to pursue acquisitions of complementary businesses, services or technologies. Future acquisitions involve risks, such as:

•	challenges associated with integrating acquired technologies and operations of acquired companies;

•	exposure to unforeseen liabilities;

•	diversion of managerial resources from day-to-day operations;

•	possible loss of key employees, customers and suppliers;

•	misjudgement with respect to the value, return on investment or strategic fit of any acquired operations or assets;

•	higher than expected transaction costs; and

•	additional dilution to our existing stockholders if we use our common stock as consideration for such acquisitions.

As a result of these risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions, we may be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete and integrate the acquisitions.

Future business combinations could involve the acquisition of significant intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or all of the proceeds of this offering, to pay the purchase price for acquisitions. We could also incur debt or issue additional equity securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

Risks Related to Our Common Stock

We expect that our stock price may fluctuate significantly.

Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after the completion of this offering. We will negotiate and determine the initial public offering price with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The stock market, particularly in recent years, has experienced significant volatility, particularly with respect to technology stocks. The volatility of technology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include:

•	market conditions affecting our customers’ business, including the level of activity in the M&A and syndicated loan markets;

•	the loss of any major customers or the acquisition of new customers for our services;

•	announcements of new services or functions by our competitors;

•	developments concerning intellectual property rights;

•	comments by securities analysts, including the publication of their estimates of our operating results;

•	actual and anticipated fluctuations in our quarterly operating results;

•	rumors relating to us or our competitors;

•	actions of stockholders, including sales of shares by our directors and executive officers;

•	additions or departures of key personnel; and

•	developments concerning current or future strategic alliances or acquisitions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Upon the issuance of additional securities, the exercise or conversion of outstanding options and the vesting of restricted stock, the ownership interests of our stockholders will be diluted. In addition, future sales of common stock by us or our stockholders may cause our stock price to fall.

We may issue additional securities to raise capital, support growth or make acquisitions. We also have made and expect to continue to make grants of stock options and restricted stock to retain and motivate employees, officers and directors. Upon the issuance of additional securities and options, the exercise of outstanding options and the vesting of restricted stock, your percentage ownership may be diluted both in terms of book value and voting percentage. In addition, the market price of our common stock could decline as a result of issuances by us, or sales by our existing stockholders, of shares of common stock in the market upon the completion of this offering, or the perception that these sales could occur. The lock-up agreements with J.P. Morgan Securities Inc. and UBS Securities LLC, underwriters in this offering, executed by us, our executive officers and directors and substantially all of our stockholders and optionholders, provide that J.P. Morgan Securities Inc. and UBS Securities LLC may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus (which period could be extended by those underwriters for up to an additional 34 days under certain circumstances). J.P. Morgan Securities Inc. and UBS Securities LLC have no pre-established conditions to waiving the terms of the lock-up agreements. Any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time. We will have 14,101,553 shares of common stock outstanding upon the completion of this offering. This includes the shares of common stock that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately. The remaining 10,101,553 shares, or 72% of our outstanding common stock upon completion of this offering, will be restricted as a result of securities laws or lock-up agreements. Immediately after the expiration of the 180-day lock-up period, 10,101,553 shares will be eligible for resale under Rule 144 or Rule 701, subject to volume limitations and applicable holding period requirements, as well as vesting requirements with respect to certain shares held by our employees. Following the first anniversary of the completion of this offering, holders of approximately 8,872,959 shares of our common stock will have the right to require us to register these shares under the Securities Act pursuant to a registration rights agreement. See “Description of Capital Stock—Registration Rights.”

Our principal stockholders will exercise significant control over our company.

After this offering, our five largest stockholders will collectively control approximately 35% of our outstanding common stock. These stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We will have broad discretion in how we use the proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures and possible investments in, or acquisitions of, complementary businesses, services or technologies. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders.

Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our certificate of incorporation and bylaws, which we plan to adopt immediately prior to this offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors.

These provisions include:

•	a staggered board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the Chairman of our board of directors, the Chief Executive Officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement that two-thirds of our stockholders approve certain amendments to our certificate of incorporation and amendments to our by-laws; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock may depend on whether the price of our common stock increases.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

Investors in this offering will pay a much higher price than the book value of our common stock.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $12.30 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this preliminary prospectus. In the past, we issued options and restricted stock to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options are ultimately exercised, you will sustain further dilution.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to achieve and sustain profitability;

•	the effect of competition in our industry;

•	our ability to penetrate existing markets and develop new markets for our services;

•	our ability to retain or hire qualified accounting and other personnel;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to maintain the security and reliability of our systems;

•	our estimates with regard to our addressable markets and future performance;

•	our estimates regarding anticipated operating results, future revenue, capital requirements and our needs for additional financing; and

•	other factors described in this prospectus under the heading “Risk Factors.”

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $35.0 million, or $43.5 million if the underwriters fully exercise their over-allotment option, based upon an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders.

We anticipate that we will use the net proceeds for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition and we currently are not engaged in negotiations with respect to any investment or acquisition. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect (a) the automatic conversion of all of our outstanding preferred stock into an aggregate of 10,206,292 shares of common stock upon the completion of this offering and (b) the sale of 2,666,667 shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	As Adjusted
	(in thousands)
Series 1 preferred stock, $0.01 par value; actual, 95,000 shares issued and outstanding; as adjusted, no shares issued and outstanding	$67,000	—

Common stock, $0.01 par value; actual, 105,555 shares authorized, 1,220 shares issued and outstanding; as adjusted 60,000 shares authorized, 14,093 shares issued and outstanding	12	141
Additional paid-in capital	115,599	217,470
Deferred compensation	(9,401)	(9,401)
Accumulated deficit	(164,259)	(164,259)
Other comprehensive loss	(162)	(162)

Total stockholders’ (deficit) equity	(58,211)	43,789

Total capitalization	$8,789	$43,789

DILUTION

Our historical net tangible book value as of September 30, 2005, was approximately $(63.9) million, or $(52.41) per share, based on 1,220,164 shares of common stock outstanding as of September 30, 2005. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of September 30, 2005 was approximately $3.1 million, or approximately $0.27 per share, based on 11,426,456 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the completion of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to our sale of 2,666,667 shares of common stock in this offering based on an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of the preliminary prospectus less underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 30, 2005 would have been $2.70 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.43 to existing stockholders and immediate dilution in pro forma net tangible book value of $12.30 per share to new investors purchasing our common stock in the offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share(1)		$15.00
Historical net tangible book value per share as of September 30, 2005	$(52.41)
Increase per share due to the conversion of all shares of preferred stock	52.68

Pro forma net tangible book value per share as of September 30, 2005	0.27
Increase per share attributable to new investors	2.43

Pro forma net tangible book value per share after the offering		2.70

Dilution per share to new investors		$12.30

(1)	The midpoint of the price range set forth on the cover of this preliminary prospectus.

The following table summarizes as of September 30, 2005, the number of shares of our common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $15.00 per share, the mid-point of the price range set forth on the cover of this preliminary prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

In thousands, except per share numbers	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,426	81%	$115,611	74%	$10.12
New investors	2,667	19	40,000	26	15.00

Total	14,093	100%	$155,611	100%

The above discussion and tables are based on 1,220,164 shares of common stock issued and outstanding as of September 30, 2005 and also reflects the automatic conversion of all of our outstanding preferred stock into an aggregate of 10,206,292 shares of common stock upon the completion of this offering and excludes:

•	1,069,149 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2005, with a weighted average exercise price of $1.68 per share (of which options to acquire 319,244 shares of common stock were vested as of September 30, 2005); and

•	262,418 additional shares of common stock reserved for future grants under our 2004 Stock Option Plan.

To the extent that outstanding options are exercised and restricted stock grants vest, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data presented below in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data presented below under the heading “Consolidated Statement of Operations Data” for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated financial data presented below under the heading “Consolidated Balance Sheet Data” as of December 31, 2003 and 2004, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” for the year ended December 31, 2001 and under “Consolidated Balance Sheet Data” as of December 31, 2001 and 2002, have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” for the year ended December 31, 2000 and under “Consolidated Balance Sheet Data” as of December 31, 2000 have been derived from our unaudited consolidated financial statements not included in this prospectus. The selected consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” and “Consolidated Balance Sheet Data” for the nine-months ended September 30, 2004 and 2005 are unaudited, and have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our consolidated financial statements. In the opinion of management, the unaudited selected consolidated financial data presented below under the headings “Consolidated Statement of Operations Data” and “Consolidated Balance Sheet Data” reflects all adjustments, which include only normal and recurring adjustments, necessary to state fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

	Years Ended December 31,					Nine-Months Ended September 30,
(in thousands, except per share amounts)	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)	2004(1)	2005
Consolidated Statement of Operations Data:
Revenue	$12,831	$18,159	$19,469	$25,434	$36,885	$26,410	$38,098
Cost of revenue(2)	14,013	12,779	8,681	9,726	12,905	8,542	13,383

Gross profit	(1,182)	5,380	10,788	15,708	23,980	17,868	24,715

Operating expenses:
Product development(3)	7,598	6,704	2,601	3,664	6,010	3,680	4,726
Sales and marketing(4)	19,354	14,278	6,931	10,447	16,655	10,338	15,953
General and administrative(5)	21,443	11,969	5,512	4,702	9,601	4,463	7,067
Founders litigation costs(6)	—	—	—	101	2,192	504	403
Restructuring costs	—	2,259	1,519	320	100	100	—
Amortization and write-down of goodwill and other intangible assets	1,651	6,317	1,080	438	—	—	—

Total operating expenses	50,046	41,527	17,643	19,672	34,558	19,085	28,149

Loss from operations	(51,228)	(36,147)	(6,855)	(3,964)	(10,578)	(1,217)	(3,434)

Other income (expense):
Interest income	963	1,194	235	134	76	60	39
Interest expense, including amortization of debt discount and deferred financing costs of $216, $795, $30 and $121, respectively	(560)	(1,329)	(183)	(143)	—	—	—
Write-off of initial public offering fees	(2,136)	—	—	—	—	—	—
Other	—	102	—	—	—	—	—

Total other income (expense)	(1,733)	(33)	52	(9)	76	60	39

Net loss	(52,961)	(36,180)	(6,803)	(3,973)	(10,502)	(1,157)	(3,395)

Cumulative dividends on redeemable convertible preferred stock	(5,765)	(10,160)	(10,622)	(10,622)	(4,722)	(4,722)	—

Net loss attributable to common stockholders	$(58,726)	$(46,340)	$(17,425)	$(14,595)	$(15,224)	$(5,879)	$(3,395)

Net loss per common share—basic and diluted	$(188.22)	$(95.55)	$(34.50)	$(27.75)	$(40.71)	$(18.37)	$(4.51)

Weighted average shares outstanding used in basic and diluted net loss per common share calculation	312	485	505	526	374	320	752

Unaudited pro forma net loss per share attributable to common stockholders—basic and diluted(7)					$(1.44)		$(0.31)

Shares used in computing unaudited pro forma net loss per share attributable to common stockholders—basic and diluted(7)					10,580		10,958

	As of December 31,					As of Sept. 30, 2005
	2000(1)	2001(1)	2002(1)	2003(1)	2004(1)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,147	$17,372	$13,020	$10,383	$8,439	$6,357
Working capital	(8,927)	13,005	8,314	6,206	785	(625)
Total assets	31,379	31,576	24,332	21,609	25,292	31,107
Deferred expenses	1,092	1,383	843	446	239	202
Deferred revenue	618	1,153	2,107	3,662	8,623	12,968
Convertible preferred stock	74,136	134,945	146,155	157,365	67,000	67,000
Accumulated deficit	(77,719)	(113,899)	(129,304)	(144,474)	(160,864)	(164,259)
Total stockholders’ deficit	(65,593)	(111,496)	(129,316)	(144,484)	(58,286)	(58,211)

(1)	In connection with the preparation of our interim financial statements for the six-months ended June 30, 2005, we identified certain non-standard provisions relating to service commitments post-termination that had been incorporated into a relatively small number of customers’ subscription agreements, which were not properly accounted for. These provisions provide for a customer to continue using open workspaces after contract termination, effectively extending the period over which service is provided. As a result, we determined that to comply with Staff Accounting Bulletin 104 the related revenue should be recognized over the total service period, including the service period beyond contract termination. The restated selected financial data above include the impact of the restatements having the effect of (reducing)/increasing revenue and gross profit and (increasing)/reducing loss from operations, net loss and net loss attributable to common stockholders by ($202), $11, ($85), ($19) and ($333) for the years ended December 31, 2000, 2001, 2002, 2003, and 2004, respectively, and ($121) for the nine-months ended September 30, 2004. In addition, at December 31, 2000, 2001, 2002, 2003, and 2004, working capital was reduced and deferred revenue, accumulated deficit and total stockholders’ deficit were increased as a result of the restatements in the amounts of $202, $191, $276, $295 and $628, respectively. We further determined in connection with the preparation of our interim financial statements for the six-months ended June 30, 2005 that the weighted-average shares outstanding reflected in our audited basic and diluted net loss per common share for the year ended December 31, 2004 included shares that were issued but unvested and should have been excluded. As a result, we have restated and reduced the weighted average shares outstanding used in the calculation of basic and diluted net loss per common share by 165 shares for the year ended December 31, 2004. The restatements described above had the effect of increasing (decreasing) our reported net loss per share by $0.65, $(0.02), $0.17, $0.04 and $13.08 for the years ended December 2000, 2001, 2002, 2003 and 2004, respectively. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the restatements.
(2)	Includes $1,100, $2,600, $1,532, $2,043, $2,226, $1,740 and $1,801 of capitalized software amortization in the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the nine-months ended September 30, 2004 and 2005, respectively. Also includes stock-based expenses of $228 and $569 in the years ended December 31, 2000 and 2004, respectively, and $15 and $321 in the nine-months ended September 30, 2004 and 2005, respectively.
(3)	Includes $734, $315, $854, $18 and $444 of non-cash stock-based expenses in the years ended December 31, 2000, 2001, 2004 and the nine-months ended September 30, 2004 and 2005, respectively.
(4)	Includes $759, $174, $1,623, $35 and $1,315 of non-cash stock-based expenses in the years ended December 31, 2000, 2001, 2004 and the nine-months ended September 30, 2004 and 2005, respectively.
(5)	Includes $11,188, $489, $3,113, $49 and $1,460 of non-cash stock-based expenses in the years ended December 31, 2000, 2001, 2004 and the nine-months ended September 30, 2004 and 2005, respectively.
(6)	These costs were incurred in connection with litigation that was settled in May 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” on page 38.
(7)	The pro forma data reflects the automatic conversion of all of our outstanding convertible preferred stock into 10,206 shares of common stock upon the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All discussions and comparisons included herein are based on our financial results as restated. A more detailed discussion of the restatements is set forth below.

Overview

We are a leading provider of secure online workspaces to businesses worldwide. Our customers use our Internet-based On-Demand Workspaces to exchange and manage time-sensitive, confidential information, primarily with third parties. Using our On-Demand Workspaces, our customers are able to significantly accelerate their complex, information-intensive business processes, while reducing costs and enhancing internal and regulatory compliance. We deliver our service using a secure, proprietary and scalable application and system architecture, which allows us to concurrently and efficiently serve a large number of users.

We were founded in 1996 to address the information management and distribution requirements of loan syndication transactions as part of the broader debt capital markets sector. At that time, we determined that existing technology solutions, such as internal document management systems, e-mail systems and collaborative software programs as well as traditional paper-based processes, were inadequate to meet the needs of this market. We introduced our On-Demand Workspaces to streamline the distribution and management of the offering materials, contracts and other confidential information required to be exchanged among banks, borrowers, lawyers, investors and rating agencies in syndicated loan and other debt capital market transactions. Since our inception, we have expanded our offering to serve other business processes and markets. We now derive significant revenue from the licensing of On-Demand Workspaces for the facilitation of M&A transactions, as well as other business processes, including life sciences and alternative investment fund communications. Our workspaces are also used in other business processes, such as corporate governance including board reporting, commercial real estate transactions and post-merger integration.

We derive revenue from the sale of our On-Demand Workspaces, a comprehensive service including a secure hosted workspace environment as well as implementation, training and ongoing customer support. All of these aspects are considered integrated, essential components of our service. Our management relies on financial and non-financial performance indicators to manage and assess our business. Key performance indicators include sales and revenue reporting by each of our principal markets, subscription renewal rates, customer growth and management and control of expenses.

We believe that there are several trends that have helped increase demand for our services, including the growing need to manage and share content in an online environment, the heightened focus on content security, control and compliance and the increasing adoption of outsourcing and on-demand applications. We believe our growth also has derived in part from a recognition by our customers that coupling software with service, including on-demand access, live technical support and project management, is a valuable and differentiating aspect of our offering. We believe it will be important for us to continually enhance our service offerings in order to sustain and grow our business, as the market for online workspaces becomes more competitive.

From 2002 to 2004, our revenue increased 89% from $19.5 million to $36.9 million. Over the same period, our number of customers has grown from approximately 140 to over 600. For the nine-months ended September 30, 2005, total revenue was $38.1 million compared with $26.4 million for the nine-months ended September 30, 2004, an increase of 44%. We generate our revenue from debt capital markets, M&A and other markets, which is principally comprised of life sciences, alternative investments and supplementary markets. These markets accounted for 59%, 29% and 12% of our total revenue for the year ended December 31, 2004, respectively, and 47%, 41% and 12% of our total revenue for the nine-months ended September 30, 2005, respectively. In addition, in the year ended December 31, 2004 and the nine-months ended September 30, 2005, we generated 11% and 12% of our total revenue, respectively, from customers outside of North America.

Restatements

In connection with the preparation of our interim financial statements for the six-months ended June 30, 2005, we identified certain non-standard provisions relating to post-termination service commitments under subscription agreements, described in “Sources of Revenue” below, which were not properly accounted for. These provisions provide for a customer to continue using open workspaces after contract termination, effectively extending the period over which service is provided. As a result, we determined that to comply with Staff Accounting Bulletin 104, or SAS 104, we needed to recognize the related revenue over the total service period, including the service period beyond contract termination. Our financial statements and other financial data included in this prospectus include the impact of the restatements having the effect of reducing revenue and gross profit and increasing loss from operations, net loss and net loss attributable to common stockholders by $85,000, $19,000 and $0.3 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $0.1 million for the nine-months ended September 30, 2004. In addition, at December 31, 2002, 2003 and 2004, working capital was reduced and deferred revenue, accumulated deficit and total stockholders’ deficit were increased as a result of the restatements in the amounts of $0.3 million, $0.3 million and $0.6 million, respectively. We further determined in connection with preparation of our financial statements for the six-months ended June 30, 2005 that the weighted-average shares outstanding reflected in our audited basic and diluted net loss per common share for the year ended December 31, 2004 included shares that were issued but unvested and should have been excluded. As a result, we have restated and reduced the weighted average shares outstanding used in the calculation of basic and diluted net loss per common share by 0.2 million shares for the year ended December 31, 2004. These restatements had the effect of increasing our reported net loss per common share by $0.17, $0.04 and $13.08 for the years ended December 31, 2002, 2003 and 2004, respectively.

Financial Condition and Results of Operations

We intend that the discussion of our financial condition and results of operations that follows will provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

Sources of Revenue

We offer our service either through the purchase of fixed-commitment subscription contracts covering multiple transactions or pay-as-you-go transaction contracts.

Subscription Revenue. Subscription revenue is comprised of fees for services, including our On-Demand Workspaces, that we agree to make available to customers continually over contract terms of twelve months or more. We generally invoice these customers monthly in advance and recognize revenue ratably over the contract term. We believe subscription arrangements appeal mainly to customers that have integrated our service into their business processes and plan to use our On-Demand Workspaces for a series of expected projects. The use of a subscription arrangement affords customers several benefits including the ability to manage the creation, opening and closing of any number of workspaces at their convenience during the subscription period as well as lower pricing than they would generally be charged under our standard transactional contract. A customer’s annual subscription price typically is set based on the aggregate value of the expected number of workspaces required over the contract term, the type of workspaces expected to be opened, the number of users that will access each workspace and the volume of data expected to be loaded onto the system. If a customer’s actual service utilization exceeds these estimates, we charge incremental fees in addition to the contract subscription fee. Such additional fees are charged on a transactional basis and recognized ratably over the period that each incremental workspace is provided.

A customer may not cancel a subscription contract during its term, and therefore fees are payable for the entire contract term, whether or not the customer uses the maximum value of services available for the term. Customers may close their workspaces at any time, but remain obligated for the contracted subscription fee.

Our customers renewed approximately 99% of the dollar value of all subscription contracts that were renewable in the twelve-months ended September 30, 2005. Our current practice is to seek a renewal provision for the subscription contract to be extended automatically for successive twelve month terms, unless either party elects in writing prior to renewal to terminate the contract. Subscription fees under these contracts are adjusted up or down at renewal, typically within a range of approximately 10%, based on the aggregate value of services used by the customer during the preceding term. In certain cases, subscription fees are renegotiated based on anticipated utilization during the renewal term. We also maintain subscription contracts with certain clients on fixed terms of at least twelve months that do not automatically renew. In these cases, we negotiate renewals at the end of each term.

While most of our subscription contracts do not provide for continued access to workspaces without additional charge after termination, we have entered into a limited number of subscription contracts which have provided for the continued use of workspaces upon termination. These contracts typically permit customers to wind up the transactions being conducted on their workspaces for an agreed upon period, typically 30 to 90 days after termination. In these circumstances, revenue is recognized ratably over the service period, inclusive of the period after termination.

Transaction Revenue. Transaction revenue is comprised of fees from the provision of our On-Demand Workspaces for discrete projects, such as M&A transactions. Transactional contracts typically provide for six months of workspace utilization and related service, depending on the purpose of the workspace. We generally invoice customers in advance for the contracted period of each workspace at the time it is created and recognize revenue evenly over the contracted life of the workspace. After the contracted workspace period expires, a customer may terminate a transactional contract by closing the workspace. To the extent it remains open, incremental charges are invoiced, and such additional revenue is recognized, on a month-to-month basis until the workspace is closed by the customer or the contract terminates by its terms and our service obligations are extinguished.

Deferred Revenue and Customer Commitments

Deferred revenue consists of fees from contracts invoiced in advance of services performed and is recorded as a liability on our balance sheet. Additionally, we have unrecorded deferred revenue which represents the uninvoiced amount of fees coming due under signed subscription contracts. The total of these uninvoiced customer commitment balances are generally recognized ratably over the remaining term of the underlying workspaces, as the services are provided. Deferred revenue and the uninvoiced amount of customer commitments from signed contracts fluctuate from period to period as a result of new contracts signed and invoiced, offset by actual amounts recognized as services are provided.

Cost of Revenue and Operating Expenses

Cost of Revenue. Cost of revenue primarily consists of personnel-related costs, including non-cash stock-based compensation, and third-party contractor expenses for providing customer support and project management; expenses related to hosting our service, including Internet connectivity, co-location, management fees and data storage and depreciation expenses of related hardware; amortization expenses associated with capitalized software; and allocated overhead. Our hosting provider provides primary and back-up location services and charges us a monthly fee based on the number of servers and storage needed and levels of network connectivity required. We allocate overhead, such as facilities and telecommunication charges, to all departments based on headcount, which we consider to be a fair and representative means of allocation. As such, general overhead expenses are reflected in our cost of revenue and operating expenses categories.

We intend to continue to invest additional resources in our services. These costs cover investments in our customer services group, our hosting infrastructure and our technology. The timing of these additional expenses and product releases could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue.

Product Development. Product development expenses consist primarily of personnel-related costs, including non-cash stock-based compensation and consulting expenses associated with the design, development and testing of our systems, and allocated overhead. We capitalize direct costs of services used in developing internal-use software, including internal direct labor costs and external costs of materials and services. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

We expect that product development expenses will increase in absolute dollars as we upgrade and extend our service offerings and develop new technologies to ensure our service integrates and performs well with existing and future leading databases, applications, operating systems and other platforms and keeps pace with technological change in our industry. We expect that these costs will consist largely of the hiring of additional personnel and the use of outside consultants. Depending on the nature and levels of work undertaken, the amount of product development costs that may be capitalized may fluctuate from period to period, which may affect operating expenses, both in terms of absolute dollars and as a percentage of revenue.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel-related costs for our sales, marketing and business development staff, including non-cash stock-based compensation, sales commissions, payments to partners, costs of marketing programs and allocated overhead. Our marketing programs include advertising, events and conferences, corporate communications, public relations and other brand building and product marketing expenses.

We expect that sales and marketing expenses will increase in absolute dollars as we increase the number of direct sales personnel in order to add new customers and increase penetration in our existing customer base, expand our domestic and international selling, partnering and marketing activities, build brand awareness and sponsor additional marketing events. Our expansion efforts have included the recruitment of several new sales representatives for coverage of select regions in the United States as well as select key market locations in Europe and Asia.

General and Administrative. General and administrative expenses consist primarily of personnel-related costs, including non-cash stock-based compensation, executive, administrative, legal, human resources, accounting and internal operations personnel, non-personnel costs such as professional fees, telecommunications and other corporate expenses, and allocated overhead.

We expect that general and administrative expenses will increase in absolute dollars as we add personnel, lease additional office space and incur additional professional fees, insurance costs and other expenses to meet compliance requirements associated with the growth of our business and our transition to and operation as a public company.

Stock-Based Expenses. Stock-based expenses represent the charge taken for the fair value of stock option and restricted stock awards issued to employees, consultants and directors during the fourth quarter of 2004 and the first nine months of 2005. These charges are disclosed within our cost of revenue and operating expenses in our consolidated financial results.

Provision for Income Taxes and Net Operating Losses

We have incurred operating losses for all fiscal years from our inception through December 31, 2004, and therefore have not recorded a provision for income taxes. We have recorded a valuation allowance for the full amount of our net deferred tax assets, which include net operating loss carryforwards, or NOLs, and research and development credit carryforwards, because of the uncertainty regarding their realization. Our accounting for deferred taxes under SFAS No. 109, “Accounting for Income Taxes,” involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a full valuation allowance was required, management primarily considered such factors as our history of operating losses and expected future losses and the nature of our deferred tax assets. As of December 31, 2004, we had federal NOLs of $96.3 million, which expire in various years through 2024, if not utilized.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Furthermore, we are not currently aware of any material changes in our business that might cause these assumptions or estimates to differ significantly.

Critical accounting policies are those that, in management’s view, are most important in the portrayal of our financial condition and results of operations. Our critical accounting policies are disclosed in the footnotes to the consolidated financial statements included elsewhere in this prospectus. Those critical accounting policies that require significant judgments and estimates are:

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” and EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” We recognize revenue from the sale of our On-Demand Workspaces when there is persuasive evidence of an arrangement; the service has been provided to the customer; the collection of our fees is probable; and the amount of fees to be paid by the customer is fixed or determinable. Inherent in our revenue recognition policy are estimates about the probability of collection of the resulting receivable. Revenue is recognized ratably over the related contract term, provided that the Company has no significant remaining obligation after termination, in which case revenue is recognized over the entire obligation period.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts at an amount we estimate to be sufficient to provide adequate protection against losses resulting from extending credit to our customers. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including historical bad debt experience, the general economic environment, the need for specific customer reserves and the aging of our receivables. Any necessary provision is reflected in sales and marketing expense. A considerable amount of judgment is required in assessing these factors, and if any receivables were to deteriorate, or the composition of our customer base changes, an additional provision for doubtful accounts could be required. If any of our major customers should not pay us, it would significantly affect our current results as well as future estimates.

Software Development Costs. We follow the guidance set forth in Statement of Position 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use,” in accounting for the development of our application service. In accordance with this statement, we capitalize qualifying computer software costs, which costs are incurred during the application development stage, and amortize them over the software’s estimated useful life. The amounts capitalized are for external direct costs of services used in developing internal-use software and for personnel-related costs directly associated with the development activities. We amortize capitalized software in our cost of revenue category over a period of three years, the expected period of benefit. Costs incurred in the research and development stage of our application as well as maintenance and training costs are expensed as incurred. Costs incurred in research, development and maintenance are included in the product development category. The life of any computer software development release can vary because external business conditions may render software obsolete, extensive changes to the software may cause the underlying code to be substantially replaced or the launch of an enhanced product version or release may largely supersede an earlier release(s). If we inaccurately estimate the life of any given software release, we may be overstating or understating earnings in any given period. We have not had to accelerate amortization due to early obsolescence or other factors. At December 31, 2004, the gross value of capitalized software was $7.7 million while the value net of accumulated amortization was $4.9 million ($10.3 million and $5.7 million, respectively, at September 30, 2005).

Accounting for Stock-Based Awards. Effective January 2004, we began to account for stock option compensation under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation,” using the modified prospective method as described in SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” As a result, we have begun recognizing expenses in an amount equal to the fair value of share-based payments, including stock option awards, on their date of grant over the vesting period of the awards. Under the modified prospective method, compensation expense is recognized for all share based payments granted on or after January 1, 2004 and all awards granted to employees prior to January 1, 2004 that were unvested on that date. Prior to the adoption of the fair value method, we accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.

We estimate the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model. Using this model, we calculate fair value based on assumptions with respect to the expected volatility of our common stock price, the periods of time over which employees and members of our board of directors are expected to hold their options prior to exercise, the expected dividend yield on our common stock, and risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options’ expected term. The expected volatility has been estimated based on the minimum value method as prescribed by SFAS 123 for nonpublic companies. The expected term is based, in part, on our limited historical exercise experience with option grants with similar exercise prices and, in part, on comparisons to expected terms reported by peers in our industry. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any dividends in the foreseeable future.

Because there has been no public market for our stock, we consider internal and external factors to assist in our determination of the fair value of our common stock. Internal factors include the success of our sales efforts, customer retention and overall growth in business. External factors consist of market conditions and comparable public companies. In connection with our adoption of SFAS 123 and the preparation of our 2004 financial statements, we obtained an independent valuation to assess, on a retrospective basis, the fair value of our common stock at the time of our June 2004 recapitalization described on page 43. We used this independent valuation as the starting point and took account of the factors described above to determine the amount of stock-based compensation expenses to be recorded as of October 1, 2004, the date of the first option grants after June 2004. We did not consider it necessary to obtain an independent valuation as of October 2004 based on the limited time that elapsed since our June 2004 recapitalization and the absence of significant events or changes in the intervening period. We have made assumptions and estimates in the preparation of our valuation, including assumptions and estimates related to projected cash flows, discount rates, comparable market value multiples, the value of preferences associated with our preferred stock, the effect that those preferences have on the value of our common stock, and the likelihood at various points in time of certain transactions taking place such as a public offering, sale of our company, raising additional private financing or liquidation. Of the various estimates and assumptions that we have made, we would expect the assumptions around term and dividend yield to be constant going forward, while the weighted average risk-free interest rate and volatility assumptions would be subject to change based on market interest rate movements and our impending change in status from a private to a public company. We have estimated stock option related compensation for 2004 to be in total $6.2 million and for the nine-months ended September 30, 2005 to be $3.5 million. These amounts were calculated using a zero volatility factor since we were a private company. As a public company, we will be required to use a higher volatility factor. Because options granted in prior periods were at exercise prices significantly lower than the estimated market value of our common stock assuming the completion of the present offering, changes in assumptions surrounding volatility, estimated life and the risk-free interest rate under the Black-Scholes method would not materially impact the estimated stock-based compensation charges in these periods. In the future, to the extent stock options are granted having exercise prices consistent with the trading value of our common stock, our estimated volatility and risk-free interest rate will affect the amount of stock-based compensation charges we will record at such time.

We amortize the deferred compensation charges ratably over the vesting period of the underlying option awards. As of December 31, 2004, we had an aggregate balance of $6.2 million of deferred stock-based compensation remaining to be amortized. As of September 30, 2005, the balance was $9.4 million. We currently expect this deferred stock-based compensation balance to be amortized as follows: $1.1 million during the remainder of 2005; $3.5 million during 2006; $2.6 million during 2007; $2.1 million during 2008; and $0.2 million during 2009.

We have awarded stock options and restricted stock to non-employees. For these options and awards, we recognize the stock-based compensation expenses over the vesting periods of the underlying awards, based on an estimate of their fair value on the date of grant using the Black-Scholes option-pricing model.

Contingencies. We are subject to the possibility of various loss contingencies in the normal course of business. We accrue for loss contingencies when a loss is estimable and probable.

Net Operating Loss and Tax Credit Carryforwards. At December 31, 2004, we had federal NOLs of $96.3 million, which expire in various years through 2024, if not utilized. A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. Under the provisions of Section 382, substantial changes in our ownership may limit the amount of NOLs that can be utilized annually in the future to offset taxable income. Section 382 imposes limitations on a corporation’s ability to use NOL if the corporation experiences a more-than-50-percent ownership change over a three-year testing period. In general, if such an ownership change occurs, Section 382 limits the amount of NOL carried over from pre-ownership change years that can be used in any one post-change year to the amount equal to the product of the value of the corporation’s capital stock (with certain adjustments) at the time of the change, multiplied by an interest rate determined by the Internal Revenue Service, or IRS, for the month of the change. Although we have made no final determination whether our NOLs are subject to the limitations imposed by Section 382, we believe that this offering or prior issuances of capital stock by us may result in a more-than-50-percent ownership change for the purposes of Section 382.

Inflation and foreign currency fluctuations have not had a significant impact on our historical operating results, but they may in the future as we continue to expand internationally.

Results of Operations

The following table sets forth our selected consolidated statements of operations data for each of the periods indicated.

	Years Ended December 31,			Nine-Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share amounts)
				(unaudited)	(unaudited)
Revenue	$19,469	$25,434	$36,885	$26,410	$38,098
Cost of revenue	8,681	9,726	12,905	8,542	13,383

Gross profit	10,788	15,708	23,980	17,868	24,715

Operating expenses:
Product development	2,601	3,664	6,010	3,680	4,726
Sales and marketing	8,011	10,885	16,655	10,338	15,953
General and administrative	5,512	4,702	9,601	4,463	7,067
Founders litigation costs	—	101	2,192	504	403
Restructuring costs	1,519	320	100	100	—

Total operating expenses	17,643	19,672	34,558	19,085	28,149

Loss from operations	(6,855)	(3,964)	(10,578)	(1,217)	(3,434)
Other income (expense)	52	(9)	76	60	39

Net loss	(6,803)	(3,973)	(10,502)	(1,157)	(3,395)
Cumulative dividends on redeemable convertible preferred stock	(10,622)	(10,622)	(4,722)	(4,722)	—

Net loss attributable to common stockholders	$(17,425)	$(14,595)	$(15,224)	$(5,879)	$(3,395)

Net loss per common share—basic and diluted	$(34.50)	$(27.75)	$(40.71)	$(18.37)	$(4.51)

Weighted average number of shares used in basic and diluted per share amounts	505	526	374	320	752

Unaudited pro forma net loss per share attributable to common stockholders—basic and diluted			$(1.44)		$(0.31)

Shares used in computing unaudited pro forma net loss per share attributable to common stockholders—basic and diluted			10,580		10,958

The following table sets forth our statements of operations data expressed as a percentage of total revenue for the periods indicated.

	Years Ended December 31,			Nine-Months Ended September 30,
	2002	2003	2004	2004	2005
Revenue	100%	100%	100%	100%	100%

Cost of revenue	45	38	35	32	35
Gross profit	55	62	65	68	65

Operating expenses:
Product development	13	14	16	14	12
Sales and marketing	41	43	45	39	42
General and administrative	28	18	26	17	19
Founders litigation costs	–	–	6	2	1
Restructuring costs	8	1	–	–	–

Total operating expenses	90	76	93	72	74

Loss from operations	(35)	(14)	(28)	(4)	(9)
Other income (expense)	–	–	–	–	–

Net loss	(35)%	(14)%	(28)%	(4)%	(9)%

Cumulative dividends on redeemable convertible preferred stock	(55)%	(42)%	(13)%	(18)%	–%

Net loss attributable to common stockholders	(90)%	(56)%	(41)%	(22)%	(9)%

Comparison of Nine-Months Ended September 30, 2005 and 2004

Revenue

The following tables set forth our revenue for each of our principal markets and our revenue expressed as a percentage of total revenue for the periods indicated.

	Nine-Months Ended September 30,
	2004	2005
	(in thousands)
Debt capital markets	$16,389	$17,945
M&A	6,869	15,538
Other markets
Life sciences	1,632	2,110
Alternative investments	1,035	1,743
Supplementary markets	485	762

Total	$26,410	$38,098

	(as a percentage of total revenue)
Debt capital markets	62%	47%
M&A	26	41
Other markets
Life sciences	6	5
Alternative investments	4	5
Supplementary markets	2	2

Total	100%	100%

Total revenue increased approximately $11.7 million, or 44%, to $38.1 million for the nine-months ended September 30, 2005 from $26.4 million for the nine-months ended September 30, 2004. The overall increase in revenue was due primarily to increased demand for M&A-related workspaces and increased revenue from customers outside North America. We also experienced increased revenue from a greater volume of services and an increased customer base in our debt capital markets and other markets. We believe our increase in revenue is due, in part, to the effect of certain recent business trends, such as the growing need to manage and share content in an online environment, the heightened focus on content security, control and compliance and the increasing adoption of outsourcing and on-demand applications.

Debt capital markets revenue increased approximately $1.6 million, or 9%, to $17.9 million for the nine-months ended September 30, 2005 from $16.4 million for the nine-months ended September 30, 2004, reflecting net increases in our subscription revenue base through expanded relationships with existing customers as well as the addition of new subscribers and through providing incremental workspaces to existing subscribers over-and-above their contractual commitment. M&A revenue increased approximately $8.7 million, or 126%, to $15.5 million for the nine-months ended September 30, 2005 from $6.9 million for the nine-months ended September 30, 2004, reflecting increasing adoption of the service highlighted by our ability to attract new customers as well as additional business from existing accounts. Other markets revenue, principally derived from life sciences and alternative investment markets, increased approximately $1.5 million, or 46%, to $4.6 million for the nine-months ended September 30, 2005 from $3.2 million for the nine-months ended September 30, 2004, largely as a result of expanding our relationships with existing customers. As a percentage of total revenue, debt capital markets, M&A and other markets revenue comprised 47%, 41% and 12% for the nine-month period ended September) 30, 2005, respectively, and 62%, 26% and 12% for the nine-month period ended September 30, 2004, respectively. We expect M&A and other markets revenue to increase as a percentage of total revenue.

Revenue from customers outside of North America accounted for $4.8 million, or 12% of total revenue, for the nine-months ended September 30, 2005 compared with $2.5 million, or 10% of total revenue, for the nine-months ended September 30, 2004. The increase in revenue from customers outside of North America was the result of our efforts to expand the number of locations around the world where we conduct business and our international selling and marketing activities.

Cost of Revenue

Cost of revenue increased approximately $4.8 million, or 57%, to $13.4 million for the nine-months ended September 30, 2005, from $8.5 million for the nine-months ended September 30, 2004. To better support expansion of our current customer base as well as our growth expectations, we incurred $1.6 million of higher salaries and related costs reflecting increased customer service and project management personnel, $0.8 million reflecting expansion of hosting capabilities and related costs, $0.5 million of additional variable third-party customer service costs, $0.3 million of increased depreciation expense and non-recurring implementation costs of $0.8 million. We also incurred $0.3 million of non-cash stock-based compensation expense in the nine-months ended September 30, 2005 resulting from the grant of stock option and restricted stock awards in the fourth quarter of 2004 and the first nine-months of 2005.

Gross Profit

As a result of the factors discussed above, our gross profit increased approximately $6.8 million, or 38%, to $24.7 million for the nine-months ended September 30, 2005 from $17.9 million for the same period in 2004, while our gross margin declined to 65% from 68%. The reduction in gross margin is largely attributable to the impact of additional implementation costs and non-cash stock-based compensation, as discussed in “Cost of Revenue” above.

Operating Expenses

Product Development. Product development expenses increased approximately $1.0 million, or 28%, to $4.7 million for the nine-months ended September 30, 2005 from $3.7 million for the nine-months ended September 30, 2004. The increase was primarily attributable to a $0.6 million increase in employee-related costs resulting from an increase in our product development team needed to upgrade and extend our service offerings. We also incurred an additional non-cash stock-based compensation expense of $0.4 million in the nine-months ended September 30, 2005, resulting from the grant of stock option and restricted stock awards in the fourth quarter of 2004 and the first nine months of 2005.

Sales and Marketing. Sales and marketing expense increased approximately $5.6 million, or 54%, to $16.0 million for the nine-months ended September 30, 2005 from $10.3 million for the nine-months ended September 30, 2004. The increase was primarily due to $1.6 million of additional sales commissions as a result of our growth in revenue, $1.8 million of increased salary and related employee costs as a result of expanding the sales, partnership and marketing teams, both domestically and internationally, to focus on adding new customers and increasing penetration within our existing customer base, and $0.3 million to reflect an expansion of our ongoing marketing programs. We also incurred an additional $1.3 million of non-cash stock-based compensation expense in the nine-months ended September 30, 2005, resulting from the grant of stock option and restricted stock awards in the fourth quarter of 2004 and the first nine months of 2005.

General and Administrative. General and administrative expenses increased approximately $2.6 million, or 58%, to $7.1 million for the nine-months ended September 30, 2005 from $4.5 million for the same period of 2004. The increase was primarily due to $1.4 million of additional non-cash stock-based compensation expense resulting from the grant of stock options and restricted stock awards made in the fourth quarter of 2004 and the first nine months of 2005 and $0.8 million of additional salary and related employee costs, as we added personnel to support our growth.

Founders Litigation Costs. Litigation costs decreased approximately $0.1 million, in the nine-months ended September 30, 2005 to $0.4 million from the $0.5 million of expense in the nine-months ended September 30, 2004. This decrease is primarily the result of a reduction in legal fees incurred in 2005 in connection with litigation brought against us and other parties during 2003 and 2004 by two of our founders and certain other former stockholders. The plaintiffs in this litigation alleged, among other things, that a proposed initial public offering of our common stock in 2000 was withdrawn improperly, that a subsequent financing in 2001 (the Series G financing) was unlawful, that the defendants breached their fiduciary duties and engaged in fraud, and that plaintiffs were thereby wrongfully deprived of various interests in us. Certain of our directors, officers and stockholders also were named in the litigation. We asserted numerous defenses and all claims were dismissed before trial. Our legal fees and expenses in this litigation have totaled more than $2.0 million, including the legal expenses and defense costs of our directors, officers and certain stockholders, which are payable by us under various indemnification agreements. In May 2005, we settled this litigation, including all related appeals. The cost of the settlement of the litigation is included in the accrual for litigation costs in 2004. We expect to receive an insurance recovery of $0.8 million in the fourth quarter of 2005 relating to legal fees incurred in connection with this litigation.

Operating Loss

As a result of the factors discussed above, operating loss for the nine-months ended September 30, 2005 was $3.4 million compared with an operating loss of $1.2 million for the nine-months ended September 30, 2004.

Net Loss

Net loss for the nine-months ended September 30, 2005 increased approximately $2.2 million, or 193%, to $3.4 million from $1.2 million for the same period of 2004. The increase in net loss was principally attributable to $3.5 million of stock-based compensation expense in 2005 compared with $0.1 million of stock-based compensation expense in the first nine months of 2004.

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders for the nine-months ended September 30, 2005 decreased approximately $2.5 million, or 42%, to $3.4 million ($4.51 per basic and diluted share) from $5.9 million ($18.37 per basic and diluted share) for the nine-months ended September 30, 2004. The decrease in net loss attributable to common stockholders resulted from a higher net loss being more than offset by no dividend expense in the first nine months of 2005. As a result of the redemption in June 2004 of our redeemable convertible preferred stock, no dividends are payable for periods after June 2004.

Weighted Average Shares

Weighted average shares outstanding for purposes of computing basic and diluted loss per share were 0.8 million and 0.3 million for the first nine months of 2005 and 2004, respectively. The increase was attributable primarily to the cancellation of all shares of common stock outstanding at June 9, 2004 in connection with our recapitalization described below and the issuance on October 1, 2004 of 1.2 million new shares of restricted common stock under our 2004 Stock Option Plan. Weighted average basic and diluted shares are equal inasmuch as options and unvested restricted stock have an antidilutive effect with respect to net loss per share.

Comparison of Years Ended December 31, 2004, 2003 and 2002

Revenue

The following tables set forth our revenue for each of our principal markets and our revenue expressed as a percentage of total revenue for the periods indicated.

	Years Ended December 31,
	2002	2003	2004
	(in thousands)
Debt capital markets	$15,590	$19,273	$21,756
M&A	450	2,206	10,837
Other markets
Life sciences	1,738	2,351	2,159
Alternatives investments	865	809	1,488
Supplementary markets	826	795	645

Total	$19,469	$25,434	$36,885

	(as a percentage of total revenue)
Debt capital markets	80%	75%	59%
M&A	2%	9%	29%
Other markets
Life sciences	9%	9%	6%
Alternatives investments	4%	3%	4%
Supplementary markets	4%	3%	2%

Total	100%	100%	100%

Total revenue increased approximately $11.5 million, or 45%, to $36.9 million in 2004 from $25.4 million in 2003. Total revenue in 2003 increased 31% from $19.5 million in 2002. The increase in revenue was primarily driven by the launch in 2002 and the subsequent rapid growth of our service targeted for M&A transactions and continued growth in our debt capital markets business. In each case growth was achieved in both domestic and international markets. The increases resulted primarily from an increase in volume of services provided in each of our principal markets, as discussed below. We believe our increase in revenue is due, in part, to the effect of certain recent business trends such as the growing need to manage and share content in an online environment, the heightened focus on content security, control and compliance and the increasing adoption of outsourcing and on-demand applications.

Debt capital markets revenue increased approximately $2.5 million, or 13%, to $21.8 million in 2004 from $19.3 million in 2003, and increased approximately $3.7 million, or 24%, in 2003 from $15.6 million in 2002. Revenue growth for both years is a result of new subscription customers, expanding our relationship with existing customers and incremental usage fees in those cases where actual utilization by customers exceeded base contract subscription fees. Revenue growth in 2004 was slowed as a result of the impact of two mergers involving our customers which ultimately caused lower combined revenue.

M&A revenue increased approximately $8.6 million, or 391%, to $10.8 million in 2004 from $2.2 million in 2003, and increased approximately $1.8 million, or 390%, in 2003 from $0.5 million in 2002. Activities in this market commenced in 2002. Overall, the increase in revenue was due to increasing market acceptance of our services. For both 2004 and 2003, we experienced growth in the number of M&A customers and an increase in the number of transactions from many of our customers.

Other markets revenue, principally derived from life sciences and alternative investment markets, increased approximately $0.3 million, or 9%, to $4.3 million in 2004 from $4.0 million in 2003, and increased approximately $0.5 million, or 15%, in 2003 from $3.4 million in 2002. This revenue derives from the use by our customers of our On-Demand Workspaces in business processes other than debt capital markets and M&A. These markets individually do not currently represent a significant portion of our total revenue but include areas of potential growth for us. Increases in 2004 and 2003 in this market were primarily due to growth in services provided to both existing and new customers in the life sciences and alternative investment markets.

Cost of Revenue

Cost of revenue increased approximately $3.2 million, or 33%, to $12.9 million in 2004 from $9.7 million in 2003, and increased $1.0 million, or 12%, in 2003 from $8.7 million in 2002.

The increase in cost of revenue for 2004 is explained primarily by increased salary and related employee costs of $2.1 million in customer services and project management in order to better support growth in current customer base as well as growth expectations, $0.6 million of non-cash stock-based compensation expense associated with employee stock option grants and restricted stock awards, and $0.2 million of additional capitalized software amortization costs resulting from new software releases in 2004.

For 2003, the increase in cost of revenue was due to $0.3 million of increased salaries and related costs as a result of an increase in the number of customer service and project management personnel, $0.5 million of additional amortization expense of capitalized software resulting from new software releases, and increased costs relating to our hosting capabilities expansion as a direct result of the increase in the number of users of our service and their demand for increased storage capacities.

Gross Profit

As a result of the factors discussed above, our gross profit increased to $24.0 million in 2004 from $15.7 million in 2003 and $10.8 million in 2002. Gross margin for the corresponding periods, improved to 65% in 2004 from 62% and 55% in 2003 and 2002, respectively. The increase in our gross margin was the result of our ability to leverage our existing infrastructure to serve new customers.

Operating Expenses

Product Development. Product development expenses increased approximately $2.3 million, or 64%, to $6.0 million in 2004 from $3.7 million in 2003, and increased $1.1 million, or 41%, in 2003 from $2.6 million in 2002.

The increase in product development expenses in 2004 was primarily attributable to increased salary and related costs of $1.9 million due to additional personnel in the product development organization needed to upgrade and extend our service offerings and $0.9 million of non-cash stock-based compensation expense associated with employee stock option grants and restricted stock awards. This increase was partially offset by $0.5 million of additional capitalized product development costs compared to the prior year due to the expansion of teams working on capital-related projects. The increase in 2003 was primarily due to $0.6 million of additional salary and related costs as a result of increased product development personnel and $0.9 million of additional costs due to the program launch and greater use of outside offshore consultants to assist in our development and testing efforts. This increase was partially offset by $0.5 million of additional capitalized product development costs compared with the prior year due to the expansion of personnel working on capital-related projects.

Sales and Marketing. Sales and marketing expenses increased approximately $5.8 million, or 53%, to $16.7 million in 2004, from $10.9 million in 2003, and increased $2.9 million, or 36%, in 2003, from $8.0 million in 2002.

The increase in sales and marketing expenses in 2004 was primarily due to increased salary and related costs of $2.6 million, reflecting the recruitment of additional headcount to focus on adding new customers and increasing penetration within our existing customer base, $1.6 million of non-cash stock-based compensation expense associated with employee stock option grants and restricted stock awards, an increase of $1.7 million in sales commissions due to the growth in revenue, and $1.2 million of expanded marketing program expenses reflecting greater spending on branding initiatives and events sponsorship. The increase was partially offset by $0.9 million of lower content distribution and related fees reflecting the cessation of a third-party distribution arrangement in June 2003.

The increase in 2003 was primarily due to higher salaries and related costs, including fees for the recruitment of new personnel, of $1.8 million, as reflected by an increase in the number of sales and marketing personnel hired to focus on adding new customers and increasing penetration within our existing customer base, increased sales commissions of $0.9 million due to a higher revenue base as well as an amended incentive plan, and $0.9 million of additional marketing programs, including both events sponsorship as well as marketplace studies. This increase was offset by $1.0 million of reduced content distribution and related fees reflecting the cessation of a third-party distribution agreement in June 2003.

General and Administrative. General and administrative expenses increased approximately $4.9 million, or 104%, to $9.6 million in 2004 from $4.7 million in 2003, and decreased $0.8 million, or 15%, in 2003 from $5.5 million in 2002.

The increase in general and administrative expenses in 2004 is due largely to $3.1 million of non-cash stock-based compensation expense associated with employee stock option grants and restricted stock awards, increased personnel-related costs of $0.7 million resulting from additional headcount to support the expansion in our operations, and $0.8 million in additional legal expenses for greater utilization of outside counsel in connection with general corporate matters and our June 2004 recapitalization. The decrease from 2002 to 2003 is largely the result of lower general and administrative expenses as a result of ongoing cost rationalizations.

Restructuring Costs. In the fourth quarter of 2001, we adopted a restructuring plan to better position us for future profitability and recorded a charge of $2.3 million related to employee severance and facilities consolidation. In 2002, we expanded the scope of the plan and recorded an additional charge of $1.5 million to cover further charges related to rental facilities we vacated and related employee severance charges. The facilities reserves were further increased in 2003 and 2004 by $0.3 million and $0.1 million, respectively. As of December 31, 2002, there was no remaining liability in connection with employee terminations. The facilities reserve has been recorded net of the contractual sublease income to be received over the remaining term of the lease arrangements. As of September 30, 2005, our remaining liability was $0.8 million and is expected to be paid through April 2008.

Founders Litigation Costs. Litigation expense of $1.7 million and estimated settlement costs of $0.5 million were incurred in 2004. We also incurred $0.1 million of litigation costs in 2003 and no such costs in 2002. These 2003 and 2004 charges are attributable to the defense and settlement of the litigation described on page 38.

Operating Loss

As a result of the factors discussed above, operating losses for the years ended December 31, 2004, 2003 and 2002 were $10.6 million, $4.0 million and $6.9 million, respectively.

Net Loss

Net loss in 2004 increased $6.5 million, or 165%, to $10.5 million from $4.0 million in 2003 and decreased $2.8 million, or 41%, in 2003 from $6.8 million in 2002. As previously discussed, the increase in net loss in 2004 was principally attributable to a $6.2 million increase in stock-based compensation and a $2.1 million increase in founder’s litigation cost, partially offset by revenue increasing at a greater rate than other operating expenses. The decrease in net loss in 2003 was primarily attributable to a $1.2 million reduction in restructuring costs, a $0.7 million reduction in the amortization and write-down of goodwill and other intangible assets and $0.9 million of lower content distribution and related fees reflecting the cessation of a third-party distribution arrangement in June 2003.

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders increased $0.6 million, or 4%, to $15.2 million ($40.71 per basic and diluted share) in 2004 from $14.6 million ($27.75 per basic and diluted share) in 2003 and decreased $2.8 million, or 16%, in 2003 from $17.4 million ($34.50 per basic and diluted share) in 2002. The changes are attributable to the matters discussed under “Net Loss” above combined with a $5.9 million reduction in cumulative dividends on redeemable convertible preferred stock in 2004. The reduction in preferred dividends was attributable to the June 2004 redemption of our redeemable convertible preferred stock.

Weighted Average Shares

Weighted average shares outstanding for purposes of computing basic and diluted loss per share were 0.4 million, 0.5 million and 0.5 million for 2004, 2003 and 2002, respectively. The 2004 decrease was attributable primarily to the cancellation of all shares of common stock outstanding at June 9, 2004 in connection with our recapitalization described below and the issuance on October 1, 2004 of 1.2 million new shares of restricted common stock under our 2004 Stock Option Plan. The 2003 increase was primarily attributable to the exercise of stock options. Weighted average basic and diluted shares are equal for all periods presented inasmuch as options and unvested restricted stock have an anti-dilutive effect with respect to net loss per share.

Liquidity and Capital Resources

We have used cash from operations and the sale of our equity securities to fund our working capital needs and our capital expenditure requirements. Since our inception, we have obtained financing primarily through private placements of equity securities, bridge loans and the exercise of warrants. At September 30, 2005, we had approximately $6.4 million in cash and cash equivalents and $11.5 million in accounts receivable. We believe that we have sufficient cash resources, without the proceeds of this offering, to continue in operation for at least the next twelve months.

Operating Cash Flow. For the nine-months ended September 30, 2005, net cash provided by operating activities was $2.3 million. The net loss for the period and costs incurred with respect to this offering were more than offset by non-cash charges (related to stock-based compensation and depreciation and amortization). In 2003 and 2004, net cash provided by operating activities were $1.3 million and $2.9 million, respectively. The 2003 net loss of $4.0 million and a $1.2 million increase in accounts receivable resulting from higher billings was offset by $4.9 million of non-cash charges and a $1.6 million increase in deferred revenue. The increase in deferred revenue resulted from the billing of customers before we are able to recognize the related revenue in our financial statements. The 2004 net loss of $10.5 million, a $3.9 increase in accounts receivables resulting from higher billings and a $0.7 million decrease in prepaid assets was offset by $10.0 million of non-cash charges and a $8.1 million increase in deferred revenue and accounts payable. Net cash used in operating activities in 2002 of $0.5 million resulted principally from our 2002 net loss of $6.8 million being substantially offset by $5.8 million of non-cash charges, a $1.0 million increase in deferred revenue and a $0.4 million decrease in other assets. Our cash generation in any period is impacted by the timing of invoicing and subsequent collection of fees under new transaction agreements.

Investing Cash Flow. Since our inception, our investing activities have consisted primarily of purchases of fixed assets and investments in software development. Capital expenditures were principally related to our network infrastructure and computer equipment for employees. Cash used in investing activities totaled $3.0 million, $3.5 million, $5.0 million and $4.3 million in 2002, 2003, 2004 and the nine-months ended September 30, 2005, respectively.

Financing Cash Flow. Cash provided by (used in) financing activities was ($0.9) million, ($0.5) million and $0.2 million in 2002, 2003, and 2004, respectively. Our financing activities in 2002 and 2003 consisted principally of payments made under a distribution agreement. Our financing activities in 2004 consisted of payments in connection with the recapitalization described below. Our financing activity in the nine-months ended September 30, 2005 consisted entirely of proceeds received from the exercise of employee stock options.

2004 Recapitalization by Means of Short Form Merger

Our financial statements for the year ended December 31, 2004 and most recent quarter reflect a change in our capital structure implemented in June 2004. In early 2004, Rho Ventures and TowerBrook Investors L.P., formerly known as Soros Equity Investors, L.P., two of our controlling stockholders, initiated a recapitalization transaction by forming a holding company, acquiring more than 90% of each class of our capital stock and subsequently effecting a short form merger of the holding company and IntraLinks. We were the surviving entity in the merger. The merger was completed pursuant to Section 253 of the General Corporation Law of the State of Delaware, which enables a parent corporation holding at least 90% of the outstanding shares of each class of stock of a subsidiary to merge with that subsidiary without a vote of the minority stockholders of the subsidiary. Among the reasons for this transaction was a desire to simplify our capital structure, which, at that time, included seven different series of preferred stock possessing differing rights and preferences. In conjunction with the merger, all holders of our seven series of preferred stock as well as former holders of our common stock and options and warrants for our stock either elected to exchange their interests for shares of a new Series 1 Preferred Stock or received the right to exchange their interests for cash. Our new certificate of incorporation also authorized the issuance of new shares of common stock. Since June 2004, all shares of common stock that we have issued have been issued pursuant to our 2004 Stock Option Plan. As a result of our June 2004 recapitalization, our balance sheets at December 31, 2004 and the nine-months ended September 30, 2005 reflect only two classes of authorized stock, the Series 1 Preferred Stock and our common stock. In conjunction with this offering, all of the shares of our Series 1 Preferred Stock will be converted to our common stock.

Commitments and Contingencies

Our principal commitments consist of obligations under operating leases for office space in New York, New York, Boston, Massachusetts and London, United Kingdom, which expire in March 2008, January 2009 and December 2005, respectively, and our commitments to USinternetworking, Inc., our third-party hosting provider, which expire in February 2007. Our office space lease obligations may increase as a result of customary contractual escalation clauses or if we enter into new agreements to lease additional office space. Our hosting obligations are largely impacted by service expansion requirements in line with the growth of our business. As of December 31, 2004, our future yearly contractual obligations were as follows:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$6,019	$1,709	$3,544	$766	—
Third party hosting commitments	5,188	2,594	2,594	—	—

Total	$11,207	$4,303	$6,138	$766	—

As of September 30, 2005, we had no outstanding debt.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space, which are described above, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures about Market Risk

Interest. Due to the nature of our short-term investments and our lack of debt, we have concluded that we face no material exposure to interest rate fluctuations.

Foreign Currency Exchange Rates. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and Euro. In 2004, less than 1% of our revenue was billed or received in foreign currency, while approximately 7% of our expenses were incurred in foreign currency. To date, we have not entered into any hedging contracts since exchange rate fluctuations have had little impact on our operating results and cash flows.

Controls and Procedures

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. As a private company we have designed our internal control over financial reporting to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of financial statements. As a public company, under Section 404 of the Sarbanes-Oxley Act, we will also be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K and the independent public accounting firm auditing our financial statements must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our fiscal year ending December 31, 2006 or, at the latest, December 31, 2007. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We have identified matters that constitute material weaknesses in the design and operation of our internal control over financial reporting. In general, a material weakness is defined as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In the first instance, the material weakness we identified is that our accounting and finance staff did not have the requisite knowledge of generally accepted accounting principles and related technical accounting and financial reporting matters in order to research and analyze, and make conclusions with respect to, complex transactions and prepare the accompanying financial disclosures. This material weakness contributed to another material weakness that we did not maintain effective controls over the completeness and accuracy of the recognition of revenue, as it relates to certain contract terms, and the calculation of weighted-average shares outstanding and related impact to the calculation of earnings per share. These material weaknesses resulted in the restatement of our consolidated financial statements as described in Note 2 to our audited financial statements included elsewhere in this prospectus. If we are unable to remediate these material weaknesses, we may not be able to accurately and timely report our financial position, results of operations or cash flows as a public company. Becoming subject to the public reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, upon the consummation of this offering will intensify the need to accurately and timely report our financial position, results of operations and cash flows, and we will be under added pressure to meet our reporting obligations in a timely manner once we become subject to the shorter filing deadlines applicable to accelerated filers under the Exchange Act, which could be as early as December 31, 2006.

To remediate these material weaknesses, we have taken and continue to take steps to supplement and train our accounting and finance staff. Even prior to identifying the weaknesses described above, our management and board of directors had concluded that our growth and our planned initial public offering required additional resources in our accounting and finance staff. In response to that need, in March 2005, we hired our chief financial officer and chief administrative officer, Anthony Plesner, who has previously served as an executive officer of a public company. In August 2005, we hired a senior-level employee with expertise and experience in generally accepted accounting principles and public company financial reporting and added additional experienced accounting and finance staff. In addition, we are in the process of updating our internal policies and procedures in an effort to further enhance and formalize our disclosure controls and procedures and internal control over financial reporting.

The remediation of our internal control over financial reporting is currently ongoing. Although we have hired additional experienced accounting personnel which we believe will largely address the material weaknesses we have identified, such personnel only recently have joined us and their knowledge of our operations and abilities to help us accurately and timely meet our financial reporting obligations are still unproven. The actions we have taken and continue to take are subject to continued management review supported by confirmation and testing by management and by our independent registered public accounting firm, as well as audit committee oversight. As a result, we expect to have these weaknesses fully resolved upon the conclusion of our documentation, testing and remediation efforts, which are scheduled to be completed in early 2006. However, there can be no assurance that we will be able to do so, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows and cause our stock price to decline.

Recent Accounting Pronouncements

On June 1, 2005, the FASB issued Statement No. 154, or FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principles and changes principles. We will adopt FAS 154 at January 1, 2006 and do not anticipate any material change to our operating results as a result of the adoption.

In December 2004, as amended on April 14, 2005, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment: an amendment of FASB Statement No. 123 and FASB Statement No. 95, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS 123R must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005.

SFAS 123R permits companies to adopt one of two methods. The first is a “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS 123R for all share-based payments granted after the effective date and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The second is a “modified retrospective” method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures either all prior periods presented or prior interim periods of the year of adoption. We are currently in the process of evaluating the two option valuation methods and the impact this prospective change in accounting will have but believe that it will not have a material impact on our reported results of operations.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, which provides guidance regarding the application of SFAS 123R. SAB 107 expresses the views of the SEC regarding the interaction between SFAS No. 123R, Share-Based Payment, and certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, the modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123R.

On April 14, 2005, the SEC approved a new rule that delays the effective date for SFAS No. 123(R) to annual periods beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in the fiscal year beginning January 1, 2006 and is not expected to have a material impact on our consolidated financial statements.

In November 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-13, or EITF 03-13, “Applying the Conditions in Paragraph 42 of SFAS 144 in Determining Whether to Report Discontinued Operations.” EITF 03-13 provides guidance for evaluating whether the criteria in paragraph 42 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” have been met for classifying as a discontinued operation, a component of an entity that either has been disposed of or is classified as held for sale. To qualify as a discontinued operation, paragraph 42 of SFAS No. 144 requires that cash flows of the disposed component be eliminated from the operations of the ongoing entity and that the ongoing entity not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. EITF 03-13 defines which cash flows are relevant for assessing whether cash flows have been eliminated and it provides a framework for evaluating what types of ongoing involvement constitute significant continuing involvement. The guidance contained in EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. EITF 03-13 is not expected to have a material impact on our financial position or results of operations in 2005.

In October 2004, the FASB ratified the consensus reached by the EITF with respect to EITF Issue No. 04-10, or EITF 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” EITF 04-10 clarifies the guidance in paragraph 19 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of SFAS No. 131. The FASB staff is currently working on a FASB Staff Position, or FSP, to provide guidance in determining whether two or more operating segments have similar economic characteristics. The effective date of EITF 04-10 has been delayed in order to coincide with the effective date of the anticipated FSP. We do not foresee any significant changes in our practices used to report our segment information.

BUSINESS

Overview

We are a leading provider of secure online workspaces to businesses worldwide. Our customers use our Internet-based On-Demand Workspaces to exchange and manage time-sensitive, confidential information, primarily with third parties, including business partners, customers and vendors. Our On-Demand Workspaces enable our customers to significantly accelerate their complex, information-intensive business processes, while reducing costs and enhancing internal and regulatory compliance. In 2004, we served over 600 customers in 16 countries. As of September 30, 2005, over 200,000 individuals were authorized to use our On-Demand Workspaces.

We were founded in 1996 to address the information management and distribution requirements of the loan syndication market. At that time, we determined that existing technology solutions, such as internal document management systems, e-mail systems and collaborative software programs, as well as traditional paper-based processes, were inadequate to meet the needs of this market. We introduced our On-Demand Workspaces to streamline the distribution and management of the offering materials, contracts and other confidential information required to be exchanged among banks, borrowers, lawyers, investors and rating agencies in syndicated loans and related debt capital markets transactions. Since our inception, we have become a primary online solution used for managing documents in the syndicated loan process. Forty-nine of the industry’s top 50 North America lenders have used our On-Demand Workspaces to manage their loan syndication transactions. We estimate that in 2004 our customers relied on our On-Demand Workspaces to facilitate over 60% of the syndicated loans in excess of $100 million that were reported in North and South America.

Since our inception, we have expanded our offerings, beyond debt capital markets, to other business processes and markets. Today, we are a leader in the provision of virtual data rooms for conducting due diligence in M&A transactions. Our debt capital markets customers also use our On-Demand Workspaces for loan servicing, secondary loan trading and commercial lending. Other customers use our service to facilitate clinical trials in the life sciences market, communications for alternative investment vehicles such as private equity and hedge funds, corporate governance, commercial real estate transactions and post-merger integration. For the nine-months ended September 30, 2005, debt capital markets, M&A and other markets, principally comprised of the life sciences and alternative investment markets, accounted for 47%, 41% and 12% of our total revenue, respectively.

We derive revenue by providing a comprehensive hosted solution, along with related implementation, training and ongoing customer support services. We sell our On-Demand Workspaces under fixed-commitment subscription agreements, which are generally one year in length, as well as to customers who pay for the use of workspaces under pay-as-you-go transactional contracts, with terms ranging from six to twelve months. Our fees vary based upon the number of On-Demand Workspaces purchased, the amount of information maintained on a workspace and the number of authorized users per workspace. During the year ended December 31, 2004, we generated $36.9 million in revenue, a 45% increase as compared to $25.4 million generated in the year ended December 31, 2003. During the nine-months ended September 30, 2005, we generated $38.1 million in revenue, a 44% increase as compared with $26.4 million generated in the nine-months ended September 30, 2004. In addition, in the year ended December 31, 2004 and the nine-months ended September 30, 2005, we generated approximately 11% and 12% of our total revenue, respectively, from customers outside of North America. Our sales and marketing operations outside North America are primarily conducted through our wholly-owned subsidiary, IntraLinks Ltd., which is based in the United Kingdom.

Industry Background

We are capitalizing on the convergence of three significant market trends:

Growing Need to Manage and Share Content in an Online Environment

Business processes today rely heavily on the management of unstructured content, such as reports, spreadsheets, business forms and contracts, in both paper and digital form. According to IDC, approximately

75% to 80%1 of all business data is unstructured content. In many business processes, unstructured content must be shared regularly across enterprise and geographical boundaries with customers, vendors, advisors and other third parties. In addition, organizations must process and distribute information as quickly as possible to capitalize on business opportunities. As the flow of unstructured digital content has proliferated, organizations have responded by migrating many of their critical business processes online. This migration requires that organizations adopt more sophisticated information management and distribution systems and processes such as those enabled by collaborative software. Gartner, Inc. estimates that the global market for collaborative software and knowledge management tools will grow at a compounded annual growth rate of 9.3%, from $3.6 billion in 2004 to $5.0 billion in 2008.2

Traditional e-mail and internal document management systems fail to fully address this trend, as these systems provide limited functionality and have inconsistent, inefficient and decentralized controls. Further, building and maintaining a proprietary extranet to support the management and sharing of unstructured digital content for a single enterprise is generally more expensive relative to the cost of outsourcing this function. We therefore believe there is a growing need for a flexible, online solution for organizing and sharing content efficiently in connection with a wide range of business processes.

Heightened Focus on Content Security, Control and Compliance

As businesses depend more on the sharing of electronic content within and across enterprise boundaries, content security, control and compliance become paramount concerns. Moreover, increasingly stringent internal and regulatory compliance standards have accelerated the demand for, and adoption of, products and services with document auditing and archiving capabilities. For instance, many investment banks have adopted comprehensive information technology security standards and programs to comply with electronic record-keeping regulations. Similarly, the Sarbanes-Oxley Act of 2002 has heightened the need for public companies to adhere to their compliance and record keeping policies in connection with their corporate governance processes, disclosure controls and procedures and internal control over financial reporting. IDC estimates that the global market for financial compliance applications will increase from $1.1 billion in 2005 to over $2.1 billion in 2009, representing a 17% compounded annual growth rate. Other regulations require companies to have audit capabilities and electronically archive and encrypt certain documents or communications. For example, federal regulations under 21 CFR 11 mandate that computerized systems used to capture or manage clinical trial data for life sciences companies must meet minimum standards for accuracy, validity, security and dependability and for being able to retrieve, inspect and track such data. To meet these security and compliance requirements, businesses have a growing need for tools and software to manage, control, audit and track the distribution of digital content.

Increasing Adoption of Outsourcing and On-Demand Applications

The Internet and web browsers have enabled organizations to outsource the provisioning, administration and customer support of software to third-party application service providers that design, host, maintain and update systems and software remotely. This method of delivering and supporting software offers several advantages, including:

•	rapid deployment;

•	reduced cost and risk associated with implementation services, software installation and integration, including reduction of in-house information technology staff;

[1]	IDC, Worldwide Content Access Tools (Search and Retrieval) 2004-2008 Forecast: Preliminary Market Sizing, Susan Feldman, March 2004.
[2]	Gartner, Inc., Market Trends: Collaborative Software and Knowledge Management Tools, Worldwide 2003-2008, Tom Eid, September 17, 2004.

•	the ability to outsource customer service and other functions related to the application;

•	easy access to and implementation of upgrades; and

•	leveraging the Internet to provide anywhere, anytime access.

IDC projects that the global market for on-demand application services will grow at a compounded annual growth rate of 21%, from $4.2 billion in 2004 to $10.7 billion in 2009.

The Market Opportunity for Our On-Demand Workspaces

We believe that the above trends have accelerated demand for online solutions that enable parties to manage and share content across enterprise boundaries in a secure and compliant manner. We have generated broad appeal for our On-Demand Workspaces within the debt capital markets and M&A communities. These markets rely on business processes that require the sharing of sensitive information among multiple parties, both within and across enterprise boundaries. Traditionally, in each of these markets, business processes have been addressed and managed with paper-based solutions, such as fax, courier and overnight mail services. We believe we are positioned to capitalize on the need for secure online solutions in other business processes that require secure aggregation and distribution of confidential information, such as clinical trials in the life sciences market, alternative investment fund communications, corporate governance, commercial real estate transactions and post-merger integration. We believe that the addressable market opportunity within the markets we now serve exceeds $1 billion.

The following describes the principal business processes for which our customers now use our On-Demand Workspaces:

Debt Capital Markets

Financial institutions must manage and share vast amounts of data in connection with their lending activities. We have focused primarily on the syndicated loan process, and have begun to identify other debt capital markets segments with similar information management needs. According to Thomson Financial, during 2004, over 7,000 syndicated loans were originated worldwide. Syndicated loan transactions involve the distribution of borrower information, credit agreements and related documentation among multiple lenders and their representatives. This distribution of information occurs during the loan origination and syndication process, and continues to be managed by agent banks for servicing and reporting purposes throughout the life of the loan. Lenders also must share this information to trade loan positions in the private secondary loan market. Historically, the syndication, agency servicing and secondary trading processes have been managed manually, with documents and related information distributed by courier and mail. Our On-Demand Workspaces simplify and accelerate these processes and reduce costs. We recently began offering our solution to the commercial loan market. This market includes commercial and industrial loans, construction loans and non-residential and commercial real estate loans. According to the Federal Deposit Insurance Corporation’s Reports of Condition and Income (Call Report) for the first quarter of 2005, as of December 31, 2004, the top 200 lenders in the United States collectively had aggregate commercial loan balances of more than $1.5 trillion. Lenders in this market, like in the syndicated loan market, must exchange large volumes of borrower information, credit agreements and related documentation among numerous third parties. The commercial loan market includes a significant number of banks that have not yet adopted a system for exchanging electronic documentation with borrowers and others in this area.

Mergers and Acquisitions

Parties to M&A transactions and their advisors must manage, examine and share voluminous records relating to the companies or assets being acquired or sold. To protect their businesses and comply with applicable regulations, the owners of these records must take all appropriate steps to control the disclosure and use of these records at all times. Transaction participants therefore historically have created physical data rooms to house and produce documents and to monitor the use and examination of these documents. As a result, only one prospective acquirer can access information at a given time. Our On-Demand Workspaces enable customers to provide access to due diligence materials to any number of prospective buyers simultaneously within a secure, controlled, virtual dataroom. According to Thomson Financial, during 2004, over 30,000 M&A transactions were announced worldwide. While we have experienced year-over-year growth in the use of our On-Demand Workspaces for M&A transactions, we believe the vast majority of companies and advisors still continue to use physical data rooms for M&A transactions.

Other Market Opportunities

In addition to the M&A and debt capital markets, we also provide our service in a number of other markets. These markets individually do not represent a significant portion of our current total revenue, but include areas of potential growth for us.

The following describes the business processes in the other markets we are currently serving with our On-Demand Workspaces:

•	Life Sciences. The life sciences industry devotes substantial resources each year to conduct pharmaceutical and other clinical trials required for government approval of new drugs, therapies and medical devices. According to an industry association, Pharmaceutical Research and Manufacturers of America, in 2003, the industry spent more than $14 billion on clinical trials in the United States. According to Thomson Centerwatch, up to 14,000 clinical trials are being conducted at any one time. In most of these trials, numerous regulatory documents and other unstructured data must be exchanged among large numbers of participants. Automating this aspect of the clinical trial process can accelerate the development, approval and release of new drugs and medical therapies while reducing overall research and development expenditures. At the same time, federal regulations mandate that systems for exchanging documents electronically in clinical trials must pass numerous tests for integrity and auditability. Our On-Demand Workspaces help our customers to satisfy these business and regulatory requirements.

•	Alternative Investment Fund Communications. According to Galante’s Private Equity Directory, there are approximately 2,500 private equity firms worldwide, approximately 50% of which have more than $100 million of assets under management. According to the Hennessee Group LLC, there are over 8,000 hedge funds worldwide. Both hedge funds and private equity firms distribute large volumes of confidential information to prospective investors during the fundraising process. These funds also must report information to their existing investors during the life of the fund. This information includes due diligence documents and periodic reports relating to the fund or its investments, offering materials describing investment opportunities and other documents.

•	Supplementary markets including:

•	Corporate Governance. According to Dow Jones & Company, there are approximately 12,000 public companies in the United States. Our On-Demand Workspaces provide both public and private companies with an effective mechanism for managing and tracking distribution of board materials and minutes, financial statements and other information among company directors, board committees, affiliates, finance centers, legal counsel and independent auditors.

•	Commercial Real Estate. Similar to M&A transactions, commercial real estate transactions, including property sales and refinancings, have historically required a large amount of paper documents and other data to be managed and shared among sellers, buyers, lenders, lawyers, insurers and other third parties. Our On-Demand Workspaces facilitate the distribution of offering memoranda and other marketing materials, the sharing of due diligence materials, the documentation and negotiation of agreements and the coordination of closing documents.

•	Other Processes. We have identified several other business processes that we believe would benefit from a system for exchanging information in a secure, controlled, online environment. These processes include litigation support and other legal matter management, global trade management and post-merger integration.

Our Service

Our On-Demand Workspaces allow businesses to leverage the Internet to securely manage the exchange of unstructured content and information among various participants. Each of our On-Demand Workspaces consists of a secure hosted environment to facilitate a unique customer project or transaction.

Once a customer elects to use one of our On-Demand Workspaces, we provide the tools and support that enable the customer to securely upload, manage, view and download information as the customer’s project may require. Customers can organize their own On-Demand Workspaces and upload all content and data themselves or rely on us to copy, scan and post documents and other content to their On-Demand Workspaces. The key benefits of our service include:

•	Streamlining Business Processes. Using our On-Demand Workspaces can streamline business processes that involve the exchange of critical information among multiple organizations. Our customers can provide access to large volumes of information simultaneously to many transaction participants, thereby avoiding the cost and delay of duplicating and shipping multiple copies of documents to remote participants. We also enable simultaneous distribution of information and documents that were traditionally made available only at a physical, central data room to control and monitor access. Further, because many of our customers and users engage in repetitive business processes, like lending, they benefit from being able to access information concerning multiple transactions from a single, organized platform which serves to standardize information management across the industry. In addition, because of our experience with these business processes, we have been able to implement functions in our On-Demand Workspaces which are particularly relevant and useful to specific business processes.

•	Enhancing Control, Auditability and Compliance. Our On-Demand Workspaces provide a secure means for distributing sensitive business information. Our customers can selectively control access to documents, monitor user activity and generate reports of such activities. Our system also employs digital rights management software to permit documents to be viewed online, but not copied. If desired, a customer can archive the history of a transaction onto a DVD for auditing, compliance and general record keeping purposes.

•	Outsourcing Non-Core Functions. Our service is designed to reduce our customers’ technology and administrative burdens and costs by eliminating the cycle of purchasing, installing, testing, debugging and deploying technology systems. To use our Internet-based service, our customers do not need to invest in hardware or software, or recruit and retain systems engineers and administrative personnel. We employ a team of systems administrators to monitor the service twenty-four hours a day, seven days a week. We also provide other cost-effective administrative functions, such as document scanning, copying and long-term archiving.

•	Proven and Secure Technology. Our service is comprised of a proprietary application and infrastructure designed to satisfy the high security, reliability and scalability requirements of the markets we serve. These features include fully redundant third-party data centers with state-of-the-art systems monitoring and perimeter protection, a multi-tiered system with best-of-breed hardware and networking components, database file encryption, encrypted transmissions, stringent user authentication devices and activity tracking. We offer a sophisticated digital rights management system including a proprietary process for alerting designated users to view selected documents.

Our Strategy

Our objective is to transform the way businesses securely and efficiently exchange information by providing industry-standard online solutions for managing complex, document and information-intensive processes. Key elements of our strategy for achieving this goal include:

•

Increasing Penetration Within Our Existing Domestic and International Markets. A large number of customers and prospects within our target markets, such as the M&A market, still rely on traditional methods of managing and distributing content and documents in many of their business processes. We intend to use our direct sales force and partner relationships to recruit new customers and to leverage our existing customer relationships in order to sell our On-Demand Workspaces across our customers’ lines of business and processes. Furthermore, a significant portion of our M&A related business is derived from referrals by investment banks, financial advisors and law firms that have used our service in connection with M&A transactions. We intend to continue to focus our sales and marketing efforts on these referral partners in order to expand the reach and improve the efficiency of our sales efforts in existing markets. In addition, many of our customers and prospects have global operations. We intend to expand our international presence by addressing our customers’ international needs and targeting new customers in international markets. To date, we have organized our sales teams, sales hiring plans, sales management structure and sales strategy, both within and outside North America, to focus on our goals of increasing penetration within our existing customer base and referral sources as well as identifying and recruiting new customers and referral sources.

•	Penetrating Additional Markets and Business Processes. We have identified several business processes within various markets that could benefit from greater use of our On-Demand Workspaces. These processes include clinical trials in the life sciences market, alternative investment fund communications, corporate governance processes such as board reporting, commercial real estate transactions, post-merger integration, litigation support and litigation management. We intend to use our global sales force, partner relationships and strong customer relationships to further penetrate these and additional markets. For instance, in 2005, we launched our workspaces into two new markets, commercial loans and corporate governance processes, after engaging in research and strategic planning specific to these markets that relied upon the recruitment of new hires, marketing initiatives and the recruitment and training of partners to support our goals.

•	Expanding Distribution Channels and Sales Partnerships. We intend to expand our sales distribution channels by continuing to develop our existing relationships with financial printers, business service organizations, clinical research service organizations and our other business partners, as well as identify and develop additional sales partnerships to enable us to expand our market reach. In addition, because a significant number of our customers are referred to us through our existing relationships with investment banks, financial advisors and law firms, we intend to direct our sales efforts at expanding our relationship with these professional advisors who serve as a cost-effective distribution channel. We have recently dedicated certain members of our sales force to work with our distribution partners and identify and recruit new distribution partners.

•	Focusing on Service and Innovation. We believe that our superior customer service and the flexibility of our On-Demand Workspaces enable us to establish and maintain strong customer relationships. We will continue to monitor and enhance our service performance and frequently survey our existing customers to identify and implement new features, functionality and service improvements. Furthermore, we believe that relatively minor modifications to our existing workspace offerings will enable us to more effectively serve new markets. We intend to develop and implement these technological changes as appropriate to penetrate existing and additional markets.

•	Selectively Pursuing Acquisitions. We intend to selectively pursue opportunities to acquire companies with complementary product offerings, business processes expertise or market presence in order to enhance our offering and expand our market presence.

Our On-Demand Workspaces

The key features and functions of our On-Demand Workspaces include service tools designed to simplify and accelerate business processes, security and compliance tools which enable users to manage and share information in a secure manner and system management tools which allow users to organize and launch their On-Demand Workspaces. We have also developed many features and functions specific to a number of industries and business processes.

Service Features

•	Implementation. We provide a full range of project management solutions, including copying, scanning and posting of documents to On-Demand Workspaces, as well as customer and end-user training.

•	24/7 Support. We provide telephone based customer support globally, twenty-four hours a day, everyday.

•	Branding. Our On-Demand Workspaces contain defined areas for customers to brand either the application itself or individual workspaces with logos and other elements of their corporate identities.

•	Templates. Our customers can use established business process templates which can contain folder structures, documents, participants and security privileges. Use of these templates allows for rapid creation and management of a workspace.

•	Tasking and Question and Answer Capabilities. Our On-Demand Workspaces offer the ability to assign responsibility for tasks and post questions to selected participants and track responses to facilitate communication and project completion.

•	Alerts. Our On-Demand Workspaces allow users to send automatic alerts notifying other users of new content and prompting them to access the information in the workspace. Users can set alert preferences to receive alerts immediately or in summary format on a workspace-by-workspace basis.

•	Contact Management. Users can manage and update their own contact information, and our customer service department detects duplicate users, researches and corrects incorrect e-mail addresses and removes invalid users from the system.

•	Automated Digital Conversion. We feature a sophisticated system employing bar codes that enables customers and users to fax materials to us for conversion into electronic files and automatic posting in the relevant workspace. This is particularly useful for the collection of signature pages or agreements.

•	Record Keeping. Our customers can obtain copies of all reports and related data relating to their workspaces on a DVD which is useful for auditing and general record keeping purposes.

Security and Compliance Features

•	Highly Secure System. Our system has been designed to maintain security across the user community according to high industry standards. Access to our On-Demand Workspaces can only be granted by appropriate parties. Password controls include alpha-numeric passwords, security challenge questions and session timeouts.

•	Digital Rights Management. Due to the highly confidential nature of information in our On-Demand Workspaces, we have incorporated technology to allow customers to “lock” PDF files to prevent printing, downloading and print screen capabilities. PDFs can also be watermarked with customized text and the user’s credentials as well as the date and time of access.

•	Non-Public Information Filtering. To enhance compliance with internal controls and regulations, debt capital market investors that trade in public securities can elect to filter out material non-public information about borrowers from the information they can access.

•	Backup and Disaster Recovery Systems. Our systems utilize a fully redundant hosting infrastructure with two geographically dispersed data centers. As an outsourced solution, our service offers customers maximum reliability without requiring the customer to make a material investment in systems infrastructure.

System Management Features

•	Role-based Workspace and System Rights. Our customers have the ability to assign pre-defined roles based on a permissioning hierarchy with associated capabilities to workspace users. Our user rights management system allows a customer to grant varying levels of access to a given user across multiple workspaces or projects.

•	Multi-level Organizational Structure. The use of folders, subfolders and other organizational devices allow customers to use the system as a highly accessible central record repository. A simple user interface, the ability to name and re-name folders and a drag-and-drop tool allow the user to easily organize content.

•	Self-management. Our On-Demand Workspaces allow our customers to remotely manage their workspaces. Workspace tools allow users to upload, delete, organize, permission or download multiple documents at once. Authorized users can also copy documents from one workspace to another.

•	Searchable Files. Workspace contents, including PDF files, that undergo optical character recognition, can be searched for key words or phrases to quickly locate pertinent information.

•	Tracking and Reporting. Our On-Demand Workspaces generate a comprehensive collection of detailed reports, including reports that capture changes to documents, user communications and document viewing.

Our Customers

In 2004, we served over 600 customers in 16 countries. The following sets forth a representative list of our customers in the debt capital, M&A and other markets.

ABN Amro Bank Aptium Oncology (formerly Salick Health Care) AstraZeneca Pharmaceuticals LP Bank of America Blackstone Group CB Richard Ellis Citigroup Credit Suisse First Boston Deutsche Bank	E. I. DuPont de Nemours and Company GE Commercial Finance Houlihan Lokey Howard & Zukin, Inc. ING Insurance Americas JPMorgan Chase Bank Lehman Brothers Memorex Products Inc. New Mountain Capital, LLC

Paul Capital Advisors

Phelps Dodge Corporation

Providian Financial

RBC Financial Group

Seaport Capital, LLC

Shell International Petroleum Company

UBS Investment Bank

Verity, Inc.

Wells Fargo NA

William Blair & Company, LLC

Sales and Marketing

Direct Sales

We sell our services primarily through our direct sales force, which as of September 30, 2005 consisted of 32 sales representatives located in the United States and the United Kingdom. Many of our sales executives have experience in the financial services and life sciences industries, as well as familiarity with software and related sectors. Our sales representatives concentrate on selling to the business users of our services, such as commercial and investment bankers, attorneys, corporate, financial, legal and business development professionals and clinical operations personnel. We believe this approach enables us to better understand and fulfill our customers’ business needs.

Referral and Indirect Sales

In the M&A market, a material portion of our business is derived from investment banks and law firms that have used our service for various transactions and recommend us to customers interested in using an On-Demand Workspace for due diligence. In 2004, we provided our On-Demand Workspaces to facilitate M&A transactions for customers referred to us by 16 of the top 20 investment banks as ranked by Mergermarket Ltd for the period from January 2000 through December 2004. We intend to continue to focus our sales and marketing effort on these referral partners in order to expand the reach and improve the efficiency of our sales efforts. In some cases, investment banks and law firms arrange directly for our services and pay our fees. However, in most cases, our direct customers in this part of our business include the corporations that are parties to the M&A transactions. This affords us opportunities to cross-sell our service for other purposes, such as corporate governance and post-merger integration.

We have developed a network of business partners who refer customer prospects to us and assist us in selling to them. These partners include financial printing firms, business service organizations and clinical research service organizations that refer their customers to us, which enables us to enhance our market reach, while leveraging our sales and marketing resources more effectively. To the extent a referral by such a partner results in a sale by us, we pay a referral fee based on the revenue received by us from such sale. We intend to leverage these partnerships as well as develop new partnerships to help supplement our direct sales efforts.

Leveraging Established Network

Since our inception, we have accumulated within our system over 400,000 unique user profiles affiliated with over 10,000 organizations. In 2004, each of our On-Demand Workspaces had over 100 authorized participants on average. Many organizations within our target markets encounter our service for the first time when they are invited by others to participate in a transaction or project using an On-Demand Workspace. These organizations thereby gain an understanding of our service and the benefits they may derive from it in their own businesses. We believe this experience greatly facilitates our sales and marketing efforts with respect to these organizations.

Marketing

Our marketing strategy is to generate qualified sales leads, build our brand and raise awareness of our On-Demand Workspaces. Our marketing programs include a variety of advertising, events and public relations activities targeted at key executives and decision-makers within our markets.

Our principal marketing initiatives include:

•	launching events to publicize our service to existing and prospective customers;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	using our website to provide product and company information;

•	issuing press releases on a regular basis;

•	pursuing cooperative marketing efforts with partners; and

•	advertising in newspapers, trade magazines, management journals and other business-related periodicals.

Technology and Operations

The technology underlying our On-Demand Workspaces is highly scalable and reliable and allows us to serve large numbers of customers and users. Our application is optimized to service all of our customers from a single central platform. Unlike traditional software vendors, we do not need to support the deployment of our technology into different environments. Consequently, we do not need to manage and support multiple versions of our software, and we do not need to expend effort to support different hardware, operating systems or databases. Our application combines our proprietary code with integrated components from third-party vendors.

We serve all of our customers and users from two USinternetworking, Inc. facilities located in Annapolis, Maryland and Woodale, Illinois. One facility hosts our primary network operations and the other facility serves as a fully operational backup facility. Each USinternetworking, Inc. facility is secured by around-the-clock guards, biometric access screening and escort-controlled access and is supported by on-site backup generators in the event of a power failure. Each facility has a redundant service architecture and is designed for protection from earthquake damage. We replicate data between each facility on a near real-time basis. In the event that one facility becomes unavailable, we can switch our operations over to the alternate facility promptly. Our agreement with USinternetworking, Inc. expires on February 28, 2007.

To demonstrate that we have established effective operational control objectives and activities, we undergo annual SAS 70 Level II audits conducted by an outside auditor. SAS 70 is an internationally recognized auditing standard developed by the American Institute of Certified Public Accountants that represents that we have been through an in-depth audit of our control activities, which includes controls over information technology and related processes. SAS 70 enables us to disclose control activities and processes to our customers and our customers’ auditors in a uniform reporting format.

In order to monitor the security of our service, we employ outside parties to test the integrity of our service, including the technology and business processes. In addition, our customers often perform security audits with respect to our systems.

We continuously monitor the performance of our service. The monitoring features we have built or licensed include centralized performance consoles, automated load distribution and various self-diagnostic tools and programs. We monitor both from within our data center as well as from multiple geographic access points in major cities across the United States and other countries.

Customer Service and Support

Because many of the business processes which utilize our On-Demand Workspaces involve time-sensitive transactions and communications, we strive to provide excellent customer service so that our customers can complete their business processes in a timely cost-effective manner. We provide customer service twenty-four hours a day, seven days a week. Each member of our customer service team is required to complete a four-week intensive training program and pass periodic certification exams for all new product releases and enhancements. Because of the global nature of many of the business processes supported by our On-Demand Workspaces, we have the ability to support customer inquiries in 140 languages.

Product Development and Maintenance

Our product development and maintenance efforts focus on improving and enhancing our existing service offerings, developing new proprietary features and integrating third-party technologies. Most of our development is done through internal resources. We supplement our internal research and development activities with outside development resources. We collect feedback from customers and users to help us determine what functions and features customers view as most valuable. Because we are a hosted service, we can implement and deploy new enhancements faster than a traditional software vendor, as these vendors are typically required to support multiple versions of their software with numerous customizations. Our strategy focuses on combining our technology with superior infrastructure components from industry leading providers to deliver optimal reliability, scalability and functionality.

Prior to deploying any service enhancements to new releases, we validate them with intensive code reviews, ad hoc and repetitive testing, automated unit testing and integration testing to ensure that any new releases or enhancements function properly. Only after completing multiple testing cycles and determining that new software enhancements meet our quality standards do we then deploy the software for use in our On-Demand Workspaces.

Competition

The market for managing business information is highly competitive, rapidly evolving and fragmented, and is subject to swift technological change, shifting customer needs and introduction of new products and services. Market participants have historically relied and continue to rely heavily on traditional services to distribute information, such as overnight delivery services, fax and e-mail. We believe there is growing demand for solutions that provide a more cost-effective and efficient means of managing business information than these traditional services. We compete directly with software or service providers, such as Fidelity National Financial,

Inc., Merrill Corporation, Bowne & Co., Inc., CaseCentral, Inc. and various vendors that provide online services for managing specific business processes. Because the market for online workspaces is relatively new, barriers to entry, including the development of technology, may be overcome by new market entrants with sufficient financial resources. To a limited degree, we also compete with in-house solutions that leverage commercially-available electronic content management or collaboration software provided by companies such as Open Text Corporation, Microsoft Corporation and EMC Corporation. In the future, we are likely to face competition from other software or service providers that have customer relationships within a specific market or from large enterprise software vendors.

We differentiate ourselves from other service providers on the basis of our ability to satisfy the unique needs of specific business processes, our proprietary permission-accessed system, the ease of implementation and use of our services, the quality of our customer service and support, our performance scalability and reliability, and our reputation and wide-spread adoption. We also compete with other service providers on the basis of price. We believe we compete favorably based on all of these factors. However, some of our competitors have longer operating histories and significantly greater financial resources. They may offer competitive services bundled with other products and services that we do not provide. They may be able to devote greater resources to the development and improvement of their services than we can and, as a result, may be able to respond more quickly to our technological changes and customers’ changing needs. We cannot assure you that our competitors will not offer or develop services that are considered superior to ours or that services other than ours will attain greater market acceptance.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

We have registered our “IntraLinks” trademark and other trademarks with the U.S. Patent and Trademark Office. We also use the unregistered trademarks “Bringing the Dataroom to the Desktop” and “On-Demand Workspaces.”

We hold two United States patents—Patent No. 6,898,636, “Methods and Systems for Interchanging Documents between a Sender Computer, a Server and a Receiver Computer,” which expires on February 15, 2020 and Patent No. 6,678,698, “Computerized Method and System for Communicating and Managing Information used in Task-Oriented Projects,” which expires on February 4, 2019. We have additional patent applications pending with the U.S. Patent and Trademark Office. We will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technology and service that we believe constitute innovations providing significant competitive advantages.

We may pursue opportunities to license our patent rights, and we may choose to enter into cross-license agreements with third parties asserting patent rights of their own. We will assess our rights pursuant to our issued patents to restrict competitors and other third parties from using technology that performs functions similar to ours. Our patents may or may not be relevant to the technologies used by our competitors. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we have or may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service or technology. We may not be able to prevent misappropriation or infringement of our patents, copyrights, trademarks, trade secrets and similar proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our service. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially negatively impacting our competitive position and decreasing our revenue. The steps we have taken to protect our intellectual property rights may not be adequate.

In addition, other parties may assert infringement claims against us. The technology and financial services industries include companies holding thousands of issued patents. Although we have not received notice of any alleged infringement with respect to our service, our service may infringe third party patents. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, we may be unaware of filed applications which relate to our service. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all.

Employees

As of September 30, 2005, we had a total of 241 employees, including 87 in services and support, 62 in product development, 64 in sales and marketing and 28 in administration. Of these employees, 218 were located in the United States and 23 were located outside the United States. None of our employees is represented by a union or subject to a collective bargaining agreement, and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be good. We anticipate growth in each of our departments as we add personnel in order to generate and support new customers as well as increased order volumes from existing customers, to upgrade and extend our service offerings and to meet compliance requirements associated with our transition to and operation as a public company.

Facilities

Our principal executive offices occupy approximately 30,000 square feet in New York, New York under a lease that expires in March 2008. We also maintain offices in Boston, Massachusetts and London, United Kingdom. We believe that our facilities are adequate for our current needs though we anticipate seeking additional office space in New York, New York in the future as we add additional employees.

Legal Proceedings

We are parties to various legal matters and claims arising in the ordinary course of business. We do not expect that the final resolution of these ordinary course matters will have a material adverse impact on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers, Directors and Key Employees

Our executive officers, directors and key employees, as of October 31, 2005, are as follows:

Name	Age	Positions
Executive Officers:
Patrick J. Wack, Jr.	38	President, Chief Executive Officer and Director
Anthony Plesner	47	Chief Financial Officer and Chief Administrative Officer
Gary Hirsch	42	Vice President and General Counsel

Key Employees:
Brian Blair	53	Vice President of Sales of Debt Capital Markets
Diane Carlson	41	Vice President of Marketing and Communications
William Conklin	48	Executive Vice President of Service Delivery
J. Andrew Damico	43	Executive Vice President of Sales and Marketing
Robert Fisher	41	Managing Director of Europe, Middle East, Africa and Asia
Thomas Fredell	34	Chief Technology Officer
Andrew Goldman	43	Executive Vice President of Finance and Administration
Fred Mather	42	Vice President of Sales of Financial Services
Christopher Thomas	37	Executive Vice President of Business Development

Non-Management Directors:
Peter J. Boni(1)(3)(4)	59	Director, Chairman of the Board
John Curran(3)(4)	41	Director
Jim Datin(2)(4)	42	Director
Roger Hurwitz(1)(4)	41	Director
Habib Kairouz(1)(3)	39	Director
Milton J. Pappas(2)(4)	76	Director
David Wassong(2)(4)	34	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Determined to be independent by our board of directors in accordance with the rules of The Nasdaq National Market and relevant federal securities laws and regulations.

Executive Officers

Patrick J. Wack, Jr. has served as one of our directors and our President and Chief Executive Officer since March 2002. Mr. Wack served as our Executive Vice President of Business Development from September 1999 to January 2002, and as our Chief Operating Officer from July 1997 to September 1999. Prior to IntraLinks, Mr. Wack was a director and Chief Operating Officer of Professional Sports Care Management, Inc., a publicly-traded provider of outpatient physical therapy services. Mr. Wack holds a B.S. in Engineering from Princeton University.

Anthony Plesner has served as our Chief Financial Officer and Chief Administrative Officer since March 2005. From July 2004 to March 2005, Mr. Plesner founded and operated snapSolutions, a consulting group which provided strategic and operational financial support services to a variety of content management and distribution organizations. From April 2003 to June 2004, Mr. Plesner served as Chief Operating Officer and Chief Financial Officer of The NewsMarket, an online broadcast video news distribution service. From December 2002 to April 2003, Mr. Plesner acted as an independent consultant. Mr. Plesner served as President and Chief Operating Officer of 24/7 Media, Inc., a provider of digital marketing services and solutions, from October 2000 to December 2002. Mr. Plesner served as the Senior Vice President, Finance/Business Development at Medscape, Inc., a provider of health information via the Internet, from March 1999 to September

2000. From 1985 to 1996, Mr. Plesner held a series of financial and operational positions at Reuters PLC, a global information organization. Mr. Plesner holds an MBA from the University of Pittsburgh and a B.A. in Economics from the University of Manchester, England.

Gary Hirsch has served as our Vice President and General Counsel since August 2004. Prior to joining us, Mr. Hirsch managed legal and business affairs at Currenex, Inc., an institutional currency trading platform, from August 2000 to July 2004, where he served as general counsel from February 2003 until leaving to join us. From November 1996 to July 2000, he served as assistant counsel to Marsh & McLennan Companies, a global professional services firm. Mr. Hirsch began his career as an associate at the law firm Willkie Farr & Gallagher LLP. Mr. Hirsch is a graduate of the NYU School of Law and Dartmouth College.

Key Employees

Brian Blair has served as our Vice President of Sales of U.S. Debt Capital Markets since July 2004. From 1996 to 2004, Mr. Blair served as a Managing Director at Automated Financial Systems, a provider of lending and treasury management solutions, where he was responsible for North American sales and program management of loan processing outsource services for financial institutions. Before joining Automated Financial Systems, Mr. Blair served as a Director of Program Management at Unisys where he managed worldwide product groups including payment and core banking systems. Mr. Blair holds a B.S. from Duquesne University.

Diane Carlson has served as our Vice President of Marketing and Communications since April 2005. From September 2002 to April 2005, Ms. Carlson led marketing as Vice President, Marketing at Avero, Inc., a business intelligence application service provider serving the hospitality industry. From 1998 to 2001, Ms. Carlson served Director and Vice President of Marketing at Imagine Media. From 1996 to 1998, Ms. Carlson served as Senior Manager of Worldwide Advertising at Sun Microsystems in both the Corporate Marketing and Javasoft divisions. From 1988 to 1996, Ms. Carlson held various advertising agency positions at JWT, Ammirati and Puris, HDM and Wells Rich Greene. Ms. Carlson started her career in banking at Credit Lyonnais in New York. Ms. Carlson holds a B.A. from the University of Rochester.

William Conklin currently serves as our Executive Vice President of Service Delivery and has been with us since November 1999. Prior to joining us, he served in a variety of positions involving the introduction of Lotus Notes as both software and as a service from January 1990 to November 1999 at Lotus Development Corporation, a software company, and subsequently at IBM, following its acquisition of Lotus in 1995. From February 1988 to January 1990, Mr. Conklin co-owned and managed Software House Inc., a private software firm. From June 1985 to February 1988, Mr. Conklin served as Director of Office Automation for ITT Corporation.

J. Andrew Damico currently serves as our Executive Vice President of Sales and Marketing and has been with us since February 2001. Prior to joining us, he served as Senior Vice President at RADNET, Inc., a provider of shared workspaces to financial services companies, from December 1997 to January 2001. From December 1989 to December 1997, Mr. Damico served in a variety of positions at Lotus Development Corporation, a software company. Prior to joining Lotus, he served in a variety of positions at JP Morgan, a global financial firm. Mr. Damico received a B.B.A. from the University of Delaware.

Rob Fisher has served as our Managing Director of Europe, Middle East, Africa and Asia since August 2003. Prior to joining us, he served as Managing Director—EMEA for Currenex, Inc., an institutional currency trading platform, from January 2000 to August 2003. Additionally, Mr. Fisher served in a variety of senior sales and management positions at Chordiant, an enterprise CRM software company, Oracle, an enterprise software company, and Xerox Corporation, a technology and services corporation. Mr. Fisher has a B.A. in Economics from the University of California, Santa Barbara.

Thomas Fredell has served as our Chief Technology Officer since April 2003. Prior to becoming our Chief Technology Officer, he served as our Chief Development Officer from March 2001 to April 2003 and Senior

Vice President of Technology from August 1999 to March 2003. Prior to joining us, Mr. Fredell co-founded in

November 1997 Cambridge Technology Vision, a collaborative technology development company, and served as its President from November 1997 until August 1999 when the company was acquired by us. From November 1995 to November 1997, Mr. Fredell also directed the consulting practice of Brainstorm Technology, a collaborative technology-based consulting group. Mr. Fredell earned a B.A. in cognitive science from the University of Virginia.

Andrew Goldman has served as our Executive Vice President of Finance and Administration since September 2002. Prior to becoming our Executive Vice President, Finance and Administration, he served as our Vice President, Controller from June 1998 to September 2002. Prior to joining us, he served as Controller at both Telesphere and MarketVision, two market data companies. He also spent seven years as an Internal Auditor for CBS and Continental Grain Company. Mr. Goldman is a CPA and began his professional career at Ernst & Whinney, an accounting firm. Mr. Goldman earned a B.S. in Accounting from Lehigh University.

Fred Mather joined us in April 2001 and currently serves as Vice President of Sales of Financial Services and is responsible for managing sales to the M&A, private equity, legal and corporate markets. From 2000 to 2001, Mr. Mather headed national sales for financialprinter.com, a business of Conscium, Inc., a web-based financial document company. From 1998 to 2000, Mr. Mather served as Sales Manager for the Tri-State Region at RR Donnelley in New York, responsible for financial printing sales. Mr. Mather began his career in financial printing with Burrups before opening the London office of Bowne.

Christopher Thomas has served as our Executive Vice President of Business Development since September 2004. Prior to joining us, Mr. Thomas served as Senior Sales Manager for Kontiki, Inc., a provider of business video on-demand solutions, from December 2002 to May 2004. From September 2000 to November 2002, he served as President of SummitWorks Technologies, a global provider of information technology services. Mr. Thomas, from April 1998 to August 2000, served as Senior Vice President of Sales for Deja.com/Dejanews, an e-commerce and discussion forum application service provider. From May 1997 to April 1998, Mr. Thomas served as a Vice President of Sales for International Data Group, a global technology, media, research and events company. From 1990 to 1997, Mr. Thomas held several sales, business development and sales management positions with Ziff Davis Communications, a global integrated technology media and research company. Mr. Thomas holds a B.A. from the Catholic University of America.

Non-Management Directors

Peter J. Boni has served as one of our directors since December 2003 and has served as the Chairman of our board of directors since January 2005. Since September 2005, Mr. Boni has served as President and Chief Executive Officer of Safeguard Scientific, Inc., a publicly-traded company that acquires majority and minority interests in information technology and life sciences companies. Prior to joining Safeguard Scientific, Mr. Boni served as an Operating Partner for Advent International, a global private equity firm with $6 billion under management, from April 2004 to August 2005. From 2002 to 2004, Mr. Boni served as Chairman and Chief Executive Officer of Surebridge, Inc., a software applications outsourcer. Prior to joining Surebridge, Inc., Mr. Boni was Chief Executive Officer of Prime Response, Inc., a publicly-traded customer relationship management enterprise software provider, from 1999 to 2001. From 1993 to 1997, Mr. Boni served as the Chief Executive Officer of Cayenne Software, a publicly-traded software development tools provider that is now part of Computer Associates. Prior to joining Cayenne Software, he served as president of the Software and Information Services Group of Paramount Communications, Inc. and President of On-Line Software, International. Mr. Boni trained as an Infantry Army officer in Special Operations and is a decorated combat veteran. Mr. Boni holds a B.A. from the University of Massachusetts at Amherst.

John Curran has served as one of our directors since 2002. Mr. Curran is an Executive Vice President in the Research & Asset Management Business Division of Reuters Group PLC, a global information company. He joined Reuters in 2001. Prior to joining Reuters, Mr. Curran was Senior Vice President of Corporate Development at iVillage Inc. from 1999 to 2001. He also served from 1995 to 1999 as a relationship manager in

Investment Banking in the Media group at Merrill Lynch & Co., Inc., a financial management and advisory company. From 1986 to 1995, Mr. Curran held various positions, including Vice President and Executive Director at Goldman Sachs, a global investment banking, securities and investment management firm. Mr. Curran earned a B.S. in Economics and Computational Mathematics from DePauw University.

Jim Datin has served as one of our directors since January 2004. Since September 2005, Mr. Datin has served as an Executive Vice President and General Manager of Safeguard Scientific, Inc., a publicly-traded company that acquires majority and minority interests in information technology and life sciences companies. From December 2004 to August 2005, Mr. Datin served as the Chief Executive Officer of TouchPoint Solutions, a software solutions provider. Prior to joining TouchPoint, Mr. Datin served as Group President International and held other executive positions for Dendrite International, a solutions provider to the global pharmaceutical industry, from January 2001 to December 2004. From March 1999 to January 2001, Mr. Datin served at Glaxo Wellcome as the Global Group Director of Strategy. Prior to joining Glaxo Wellcome, Mr. Datin served as the Chief Executive Officer at Isuta. Mr. Datin holds an MBA from the University of New Haven and a B.B.A. degree from Marshall University.

Roger Hurwitz has served as one of our directors since 2000. Mr. Hurwitz is a partner with Apax Partners L.P., a global private equity firm that he joined in 1999. From 1996 to 1999, he was a Vice President of GE Equity, the private equity arm of General Electric. Prior to joining GE Equity, Mr. Hurwitz worked in corporate finance at Chase Manhattan Bank from 1995 to 1996, and before that, spent six years at Arthur Andersen, an accounting firm. Mr. Hurwitz earned his MBA from The Wharton School at the University of Pennsylvania and a B.S. in Accounting from Syracuse University.

Habib Kairouz has served as one of our directors since 2001. Mr. Kairouz is a managing partner of Rho Capital Partners, Inc., an investment and venture capital management company, which he joined in 1993. Prior to joining Rho, Mr. Kairouz worked for five years in investment banking and leverage buyouts with Reich & Co. and Jesup & Lamont. Mr. Kairouz serves as a director of iVillage Inc., a Nasdaq-listed company that is a leading provider of content for women, as well as a number of private companies. Mr. Kairouz holds a B.S. in Engineering from Cornell University and an MBA in Finance from Columbia University.

Milton J. Pappas has served as one of our directors since 1998. Since 1983, Mr. Pappas has served as Chairman of Euclid Partners Corporation and EuclidSR Partners Corporation, management companies that provide services to various venture capital investment funds, including Euclid Partners IV, L.P., Euclid SR Partners and Euclid Biotechnology Partners. Mr. Pappas is a graduate of Case Western Reserve University and Cleveland Marshall Law School. He is also a Chartered Financial Analyst.

David Wassong has served as one of our directors since January 2001. Since 1998, Mr. Wassong has been a partner in the private equity group of Soros Fund Management LLC, and is currently a managing director of SFM Private Equity. From 1997 to 1998, Mr. Wassong served as an associate and then as a vice president at Lauder Gaspar Ventures LLC, a private investment management firm. Prior to joining Lauder Gaspar Ventures LLC, Mr. Wassong served as an analyst and then an associate at Schroder Wertheim & Co., Inc., an investment bank. Mr. Wassong earned his MBA from the Wharton School at the University of Pennsylvania and his bachelor’s degree at the University of Pennsylvania.

Composition of our Board of Directors

Our board of directors currently consists of eight members. Pursuant to the terms of his employment agreement, Mr. Wack is entitled to membership on our board of directors. Our board of directors has determined that all members of the board of directors except Messrs. Wack and Kairouz are independent, as determined in accordance with the rules of The Nasdaq National Market and relevant federal securities laws and regulations.

Staggered Board. Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2006 for Class I directors, 2007 for Class II directors and 2008 for Class III directors.

•	Our Class I directors will be Roger Hurwitz and Milton J. Pappas;

•	Our Class II directors will be John Curran, Habib Kairouz and David Wassong; and

•	Our Class III directors will be Peter J. Boni, Jim Datin and Patrick J. Wack, Jr.

Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors. There are no family relationships among any of our directors or executive officers.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Committees of our Board of Directors

Our board of directors has established a compensation committee and audit committee and intends, in conjunction with this offering, to establish a nominating and corporate governance committee.

Compensation Committee. Our compensation committee is a standing committee of our board of directors and operates under a written charter. Our compensation committee consists of Peter J. Boni, Roger Hurwitz and Habib Kairouz. The compensation committee makes decisions and recommendations regarding salaries, benefits and incentive compensation for our directors and executive officers, and administers our incentive compensation and benefit plans, including our 2004 Stock Option Plan.

Audit Committee. Our audit committee is a standing committee of our board of directors and operates under a written charter. Our audit committee consists of Jim Datin, Milton Pappas and David Wassong. Our board of directors has determined that Jim Datin is an “audit committee financial expert” as defined by regulations of the SEC, and Mr. Datin has been appointed chairman of the audit committee. All of the members of the audit committee are independent as determined in accordance with the rules of The Nasdaq National Market and relevant federal securities laws and regulations. The audit committee reviews and monitors our accounting practices and financial statements, appoints, determines funding for, and oversees our independent registered public accounting firm, reviews the results and scope of audits, approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services and reviews and evaluates our audit and control functions.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is a standing committee of our board of directors and operates under a written charter. Our nominating and corporate governance committee consists of Peter J. Boni, John Curran and Habib Kairouz. The nominating and corporate governance committee is authorized to identify individuals qualified to serve as members of our board of directors, recommend nominees for election as directors of our board, and evaluate the board’s performance, develop and recommend to our board of directors corporate governance guidelines and provide oversight with respect to corporate governance, evaluation of the board of directors and ethical conduct.

Other Committees. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

We reimburse our directors who are not employees for their reasonable expenses incurred in attending meetings of the board of directors. Our directors are eligible to participate in our 2004 Stock Option Plan.

Limitation of Liability and Indemnification of Officers and Directors

In conjunction with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s service as a director or executive officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Executive Compensation

The following table sets forth information regarding the compensation that we paid to our Chief Executive Officer during the year ended December 31, 2004.

	Annual Compensation				Long-Term Compensation		All Other Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation(1)		Securities Restricted Stock Awards	Securities Underlying Option
Patrick J. Wack, Jr. President and Chief Executive Officer	$225,000	$122,500	$185,000	(2)	$270,000	—	—

(1)	The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of such executive officer’s salary and bonus disclosed in this table.
(2)	Figure represents a one-time bonus granted to off-set anticipated tax obligations resulting from restricted stock grant to Mr. Wack.

Employment Agreements and Change of Control Arrangements

We have entered into an employment agreement with Patrick J. Wack Jr., our President and Chief Executive Officer, and Anthony Plesner, our Chief Financial Officer and Chief Administrative Officer. Each of these agreements provides for an employment at-will arrangement and can be terminated by us or the employee at any time.

Under Mr. Wack’s employment agreement, dated September 26, 2002, he serves as our President and Chief Executive Officer and is eligible for an annual bonus under the terms of annual bonus plans approved by our compensation committee and board of directors. In 2005, our board of directors authorized the increase in Mr. Wack’s annual salary from $225,000 to $275,000. The agreement automatically renews each year unless either party gives the other party written notice of its intention not to renew ninety days prior to the commencement of the renewal term. All stock options granted to Mr. Wack under his employment agreement or otherwise prior to June 2004 were terminated pursuant to the terms of a restricted stock agreement dated October 1, 2004 between us and Mr. Wack. Under the restricted stock agreement, we granted Mr. Wack 483,456 shares of our common stock, subject to our right to repurchase a portion of such shares in the event Mr. Wack’s employment terminates for any reason. Our repurchase right expires with respect to all shares granted to Mr. Wack by June 30, 2006.

Under Mr. Wack’s employment agreement, if we terminate Mr. Wack without cause during the term of the agreement, he is entitled to his then annual salary for six months. If we terminate Mr. Wack without cause as a result of our nonrenewal of the term of the agreement, he is entitled to his then annual salary for three months. Also, under the employment agreement, Mr. Wack will serve as a member of our board of directors until he no longer serves as our Chief Executive Officer. Mr. Wack is not entitled to additional compensation for serving as a member of our board.

In February 2005, our board of directors awarded Mr. Wack an option to purchase an additional 127,606 shares of common stock at an exercise price of $1.12 per share. Under his option agreement, these options vest quarterly over a four year period commencing March 31, 2005. In the event Mr. Wack’s employment is terminated or his duties are significantly diminished within twelve months following a change of control of us, all of the options granted to him will vest immediately. Mr. Wack is prohibited for twelve months following his termination from engaging in activities that compete against us, including acting as an officer, director, consultant, stockholder or in a similar role for certain of our competitors. Mr. Wack is also prohibited from soliciting employees with business opportunities and soliciting and contacting businesses that compete with us for our employees and customers.

Under Mr. Plesner’s employment agreement, dated March 18, 2005, he serves as our Chief Financial Officer and Chief Administrative Officer with a base salary of $240,000 and is eligible for an annual bonus of up to 30% of his annual salary. Under the agreement, we granted Mr. Plesner an option to purchase 150,409 shares of our common stock at $1.12 per share. The options vest in sixteen equal quarterly installments beginning March 31, 2005. If Mr. Plesner’s employment is terminated or his position with us changes or a diminution in his duties occurs within twelve months after a change of control of our company, then all unvested options granted under this agreement will vest immediately. In addition, he would be entitled to separation pay of nine months salary and healthcare benefits, plus a pro rata portion of his target annual bonus. Absent a change of control, if we terminate Mr. Plesner’s employment without cause, he would be entitled to payment of three months’ salary and healthcare benefits if termination occurs on or after October 4, 2005, or six months’ salary and healthcare benefits if termination occurs on or after April 4, 2006. Mr. Plesner is also entitled to payment of a portion of his target bonus, ranging from 0% if termination occurs in the first quarter to 75% if termination occurs in the fourth quarter, and three months’ additional vesting with respect to any stock options unvested at the time of termination. Under his employment agreement, Mr. Plesner is prohibited during the term of the agreement and for one year following its termination from engaging in activities that compete against us, including acting as an officer, director, consultant, stockholder or in a similar role for certain of our competitors and offering, selling, licensing, or providing software, applications or services that directly compete with our product offerings.

The agreements granting our other officers and employees options under our 2004 Stock Option Plan also provide for the acceleration of vesting, for a minimum of one additional year, in the event such officer or employee is terminated within a period of six or twelve months of a change of control.

2004 Stock Option Plan

Our 2004 Stock Option Plan was adopted by our board of directors and our stockholders in 2004. All of our employees, consultants and non-employee directors that satisfy certain requirements are eligible to receive awards under the our 2004 Stock Option Plan. Under our 2004 Stock Option Plan, 2,551,569 shares of common stock have been authorized for issuance. The types of awards that may be made under our 2004 Stock Option Plan are incentive or non-qualified options to purchase shares of common stock and the issuance of restricted stock.

Our 2004 Stock Option Plan is administered by the compensation committee of our board of directors. The compensation committee has full authority, subject to the terms of the plan, to make all decisions relating to the interpretation and operation of our 2004 Stock Option Plan, including the discretion to determine which eligible individuals are to receive any award, determine the type, number, vesting requirements and other features and conditions of each award. Terms and conditions of awards are set forth in written award agreements. The exercise price of incentive options granted under this plan may not be less than 100% of the fair market value of our common stock at the time of the original grant or 110% of the fair market value of our common stock at the time of original grant in the case of incentive stock options granted to a holder of more than 10% of the total voting power of our outstanding stock. All options granted under the plan expire no more than ten years from the date of the grant. Our 2004 Stock Option Plan terminates in 2014, unless terminated sooner by our board of directors with our stockholders’ approval. In the event of a merger or other reorganization, the compensation committee is authorized to adjust the exercise price of the options and the type of securities which may be issued pursuant to the option. Our 2004 Stock Option Plan may be amended by our board of directors, except where stockholder approval is required by law. Upon the completion of this offering, 2,551,569 shares of common stock will be subject to outstanding awards under the 2004 Stock Option Plan and 231,584 shares will be available for future awards under this plan. Upon the completion of this offering, we will have outstanding options to purchase up to 1,091,164 shares of common stock. Under the 2004 Stock Option Plan, 1,145,645 shares of restricted common stock have been issued and upon the completion of this offering 293,513 shares of restricted common stock will be unvested.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2002, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of such person’s immediate family had or will have a direct or indirect material interest other than agreements which are described under the caption “Management” and the transactions described below.

2004 Recapitalization Resulting From a Short Form Merger

In 2004, our controlling stockholders initiated a recapitalization transaction by forming a holding company, Ilink Holdings Corp., and effecting a merger of the holding company and IntraLinks, with IntraLinks as the surviving entity in the merger. Among the reasons for this transaction was a desire to simplify our capital structure which, at that time, included seven different series of preferred stock possessing differing rights and preferences. Specifically, the following transactions were completed:

Under the terms of a stock purchase agreement dated June 9, 2004, by and between TowerBrook Investors LP, formerly known as Soros Private Equity Investors, LP, Rho Management Trust I and certain other Rho affiliates and Ilink Holdings Corp., TowerBrook Investors LP and Rho Management Trust I and the Rho affiliates acquired an aggregate of 14,488,263 shares of Series 1 Preferred Stock of Ilink Holdings Corp.

Simultaneously with the execution of the June 2004 stock purchase agreement, Ilink Holdings Corp. entered into various Contribution Agreements with holders of our common stock, Series A, B, C, D, E, F and G Convertible Preferred Stock and warrants to purchase our Series G Convertible Preferred Stock, including among others, TowerBrook Investors L.P., Reuters Holdings Switzerland S.A., Euclid Partners IV, L.P. and Rho Management Trust I and certain other Rho affiliates. Under the terms of the Contribution Agreement, Ilink Holdings Corp. issued an aggregate of 78,387,613 shares of its Series 1 Preferred Stock in exchange for 60,094 shares of our Series A Convertible Preferred Stock, 421,324 shares of our Series B Convertible Preferred Stock, 1,615,385 shares of our Series C Convertible Preferred Stock, 1,423,384 shares of our Series D Convertible Preferred Stock, 696,016 shares of our Series E Convertible Preferred Stock, 882,354 shares of our Series F Convertible Preferred Stock, 89,887,905 shares of our Series G Convertible Preferred Stock, 2,428,434 shares of our common stock (on a pre-split basis) and an aggregate of 3,724,205 warrants to purchase shares of Series G Convertible Preferred Stock. Ilink Holdings Corp. also executed a series of stock purchase agreements with certain of our stockholders pursuant to which Ilink Holdings Corp. acquired shares of Series A, B, C, D, E and G Convertible Preferred Stock.

Immediately following the recapitalization, Ilink Holdings Corp., having acquired 90% of each class of our capital stock, merged pursuant to Section 253 of the General Corporation Law of the State of Delaware with and into IntraLinks. IntraLinks was the surviving company in the merger. Pursuant to the merger:

•	each share of our common stock issued and outstanding immediately prior to the merger converted into the right to receive $0.33 in cash, without interest;

•	each share of our Series A Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive $0.640868 in cash, without interest;

•	each share of our Series B Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive $1.928751 in cash, without interest;

•	each share of our Series C Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive $1.953381 in cash, without interest;

•	each share of our Series D Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive $2.968871 in cash, without interest;

•	each share of our Series E Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive $3.836582 in cash, without interest;

•	each share of our Series F Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive $4.839635 in cash, without interest;

•	each share of our Series G Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive $0.437183 in cash, without interest;

•	each warrant to purchase our Series G Convertible Preferred Stock issued and outstanding immediately prior to the merger converted into the right to receive the amount, if any, by which $0.084813 exceeded the per share exercise price of each Series G warrant, without interest; and

•	each warrant to purchase shares of our common stock issued and outstanding immediately prior to the merger converted into the right to receive the amount, if any, by which $0.33 exceeded the per share exercise price of each warrant without interest.

Our 1997 Stock Incentive Plan authorized our compensation committee to adjust the options granted thereunder in the event of a merger so that the options become exercisable for the consideration received by the holders of the common stock in the merger. In connection with the recapitalization, our board of directors, upon the recommendation of the compensation committee adjusted all outstanding options so that they became exercisable for the right to receive $0.33, which was the consideration to be received per share by the holders of our common stock in the merger. Because the exercise prices of the outstanding options were above the cash consideration received in the merger, the option holders were not entitled to any payments, but our board of directors, after the effective time of the recapitalization, approved the payment of $0.09 for each vested option exercisable at $0.47 per share. Option holders holding options with exercise prices above $0.47 received no cash payment.

The Series 1 Preferred Stock issued in the June 2004 recapitalization transaction is entitled to one vote for each full share of common stock into which the shares of preferred stock are convertible on the record date for a vote of our stockholders. With respect to dividends, if any shares of our Series 1 Preferred Stock remain outstanding and we pay a dividend on our common stock, then we are required to pay a dividend on the Series 1 Preferred Stock in the amount of dividends that would be paid with respect to the Series 1 Preferred Stock if such shares were converted into common stock on the record date of such dividend. In the event of a liquidation, dissolution or winding up of our affairs, the holders of our Series 1 Preferred Stock are senior to holders of any capital stock, warrants or other securities convertible into or exchangeable for shares of any capital stock ranking junior to the Series 1 Preferred Stock. A liquidation is also deemed to occur on a consolidation or merger, a sale of all or substantially all of the our assets or acquisition by a third party of more than 50% of our voting stock, in each case unless waived by the holders of 60% or more of the outstanding Series 1 Preferred Stock. In addition, each share of our Series 1 Preferred Stock is convertible, at the option of the holder, into 0.10743 shares of common stock. Upon completion of this offering, all of the then outstanding shares of Series 1 Preferred Stock will automatically convert into 10,206,292 shares of our common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of October 26, 2005, by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of our capital stock;

•	each of our directors and executive officers;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

A person is deemed to be a beneficial holder of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

Percentage of beneficial ownership in the table below is based on 11,434,886 shares of capital stock outstanding as of October 26, 2005, and 14,101,553 shares of common stock outstanding after the completion of this offering. The table below assumes that the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of 600,000 additional shares of common stock. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of October 26, 2005, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o IntraLinks, Inc., 1372 Broadway, 11th Floor, New York, New York 10018.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered		Shares Beneficially Owned After Offering
	Number	Percent			Number	Percent
Stockholders owning approximately 5% or more
Entities affiliated with Rho Ventures(1)	3,750,875	32.8%	368,828	(2)	3,382,047	24.0%
TowerBrook Investors L.P.(3)	2,345,654	20.5%	230,651		2,115,003	15.0%
Reuters S.A.(4)	1,345,278	11.8%	132,283		1,212,995	8.6%
Entities affiliated with Apax Partners(5)	1,068,932	9.3%	105,109	(6)	963,823	6.8%
Entities affiliated with Canaan(7)	671,738	6.1%	66,053	(8)	605,685	4.3%
Directors and Executive Officers
Patrick J. Wack, Jr.(9)	613,665	5.3%	77,808	(9)	535,857	3.8%
Peter J. Boni(10)	17,573	*	—		17,573	*
John Curran	—	—	—		—	—
Jim Datin	12,033	*	—		12,033	*
Roger Hurwitz(5)	1,068,932	9.3%	105,109	(6)	963,823	6.8%
Habib Kairouz(1)	3,750,875	32.8%	368,828	(2)	3,382,047	24.0%
Milton J. Pappas(11)	286,319	2.5%	28,065	(11)	258,254	1.8%
David Wassong	—	—	—		—	—

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Additional Selling Stockholders
Euclid Partners IV LP(12)	285,412	2.5	28,065	257,347	1.8%
HEWM Investors LLC(13)	6,651	*	6,651	—	—
Johnson & Johnson Development Corporation(14)	135,884	*	135,884	—	—
Lago Ventures One Limited(15)	100,761	*	100,761	—	—
New York Small Ventures(16)	67,627	*	6,650	60,977	*
Patrick J. Wack, Jr. Family Trust(17)	57	*	57	—	—
Pomeroy Investments LLC(18)	1,310	*	1,310	—	—
Sculley Investment Ltd. Partnership(19)	3,003	*	3,003	—	—
Solar Group S.A.(20)	21,979	*	21,979	—	—
W & C Partners(21)	13,502	*	13,502	—	—
Joshua Angel, IRA	7,592	*	7,592	—	—
Rita Angel, IRA	7,592	*	7,592	—	—
James Furnivall	10,412	*	1,024	9,388	*
Gregory Kopchinsky	10,412	*	1,024	9,388	*
Deepak Kamra	3,359	*	330	3,029	*
Guy Russo	2,687	*	264	2,423	*
John Sculley	33,827	*	16,913	16,914	*
All directors and officers as a group (10 persons)(22)	5,790,187	50.0%	579,810	5,210,320	36.9%

*	Indicates holdings of less than one percent.
(1)	Includes 276,879 shares held by Rho Ventures IV, L.P., 679,313 shares held by Rho Ventures IV Gmbh & Co. Beteiligungs KG, 651,841 shares held by Rho Ventures IV (Q.P.), L.P. and 2,142,842 shares held by Rho Management Trust I. These stockholders are affiliated with Rho Capital Partners, Inc., the management company for Rho Ventures. Mr. Kairouz, one of Intralink’s directors, is a managing member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a managing director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a managing partner of the investment advisor to Rho Management Trust I. Mr. Kairouz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Rho Capital Partners, Inc. is Carnegie Hall Tower, 152 West 57th Street, 23rd Floor, New York, NY 10019.
(2)	Consists of 27,226 shares of our common stock being sold by Rho Ventures IV, L.P. in this offering, 66,798 shares of our common stock being sold by Rho Ventures IV Gmbh & Co. Beteilgungs KG in this offering, 64,096 shares of our common stock being sold by Rho Ventures IV (Q.P.), L.P. in this offering and 210,708 shares of our common stock being sold by Rho Management Trust in this offering.
(3)	TowerBrook Investors L.P. (“TI LP”) is a Delaware limited partnership. Its general partner is TCP General Partner L.P., a Delaware limited partnership (“TCP GP LP”). An investment committee of TCP GP LP exercises exclusive decision-making authority with regard to the acquisition and disposition of, and voting power with respect to, investments by TI LP. TI GP LP’s general partner is TowerBrook Capital Partners LLC, a Delaware limited liability company, whose managing members are Messrs. Neal Moszkowski and Ramez Sousou. Messrs. Moszkowski and Sousou may be deemed to be a beneficial owner of the shares held by TI LP. Each of Messrs. Moszkowski and Sousou disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Mr. Moszkowski has his principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106 and Mr. Sousou has his principal office at 83 Pall Mall, London, SW1Y 5ES.
(4)	The address for Reuters S.A. is 153 route de Thonon, 1245 Collonge-Bellerine, Switzerland.
(5)

Includes 951,327 shares held by APA Excelsior V, L.P., 106,050 shares held by P/A Fund III, L.P. and 11,555 shares held by Patricof Private Investment Club II, L.P. Apax Managers Inc. is the general partner of APA Pennsylvania Partners, III, L.P. and APA Excelsior V Partners, L.P. APA Excelsior V Partners, L.P. is the

general partner of Apax Excelsior V, L.P. and Patricof Private Investment Club II, L.P. APA Pennsylvania Partners III is the general partner of the P/A Fund III, L.P. Apax Managers Inc. is an affiliate of Apax Partners, L.P. Each of Paul Vais, Oren Zeev, Greg Case, George Jenkins and Chris Reilly are Vice Presidents of Apax Managers Inc. and John Megrue and Allan Karp are co-chief executive officers of Apax Managers Inc. and all may be deemed to be beneficial owners of the shares held by these funds. Each of Messrs. Vais, Zeev, Case, Jenkins, Reilly, Megrue and Karp disclaim personal beneficial of such shares except to the extent of their pecuniary interest therein. Roger Hurwitz, a partner at Apax Partners, L.P., may be deemed to be a beneficial owner of the shares held by these funds. Mr. Hurwitz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Apax Partners, L.P., 445 Park Avenue, New York, NY 10022.

(6)	Consists of 93,545 shares of our common stock being sold by APA Excelsior V, L.P. in this offering, 10,428 shares of our common stock being sold by P/A Fund III, L.P. in this offering and 1,136 shares of our common stock being sold by Patricof Private Investment Club II, L.P.
(7)	Includes 196,819 shares held by Canaan Equity II L.P. (QP), 439,988 shares held by Canaan Equity II L.P. and 34,931 shares held by Canaan Equity II Entrepreneurs LLC. Canaan Equity Partners II LLC is the general partner of Canaan Equity L.P. (QP) and Canaan Equity II L.P. and the Manager of Canaan Equity II Entrepreneurs LLC. As the General Partner of Canaan Equity II, L.P. and Canaan Equity II, L.P. (QP) and the Manager of Canaan Equity II Entrepreneurs LLC, Canaan Equity Partners II LLC may be deemed to own beneficially the shares held by each of these entities. As individual managers of Canaan Equity Partners II LLC, John V. Balen, James C. Furnivall, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo, and Eric A. Young also may be deemed to own beneficially the shares held by Canaan Equity II, L.P., Canaan Equity II, L.P. (QP) and Canaan Equity II Entrepreneurs LLC. By virtue of the contractual relationship between Charmers Landing LLC and Mr. Green, its sole manager, Charmers Landing LLC also may be deemed to own beneficially the shares held by Canaan Equity II, L.P., Canaan Equity II, L.P. (QP) and Canaan Equity II Entrepreneurs LLC. Each of Messrs Balen, Furnivall, Green, Kamra, Kopchinsky, Russo and Young and Canaan Equity Partners II LLC disclaims personal beneficial ownership of the shares held by Canaan Equity II, L.P., Canaan Equity II (L.P.) and Canaan Equity II Entrepreneurs LLC, except to the extent of their pecuniary interest therein. By virtue of the contractual relationship between Stonehenge LLC and Mr. Kopchinsky, its sole manager, Stonehenge LLC also may be deemed to own beneficially the shares held by Mr. Kopchinsky and Canaan Equity II, LP, Canaan Equity II, L.P. (QP) and Canaan Equity II Entrepreneurs LLC. Stonehenge LLC disclaims personal beneficial ownership of the shares held by Canaan Equity II, L.P., Canaan Equity II (L.P.) and Canaan Equity II Entrepreneurs LLC, except to the extent of its pecuniary interest therein. By virtue of the contractual relationship between Waubeeka LLC and Mr. Russo, its sole manager, Waubeeka LLC also may be deemed to own beneficially shares held by Mr. Russo and Canaan Equity II, L.P., Canaan Equity II, L.P. (QP) and Canaan Equity II Entrepreneurs LLC. Waubeeka LLC disclaims personal beneficial ownership of the shares held by Canaan Equity II, L.P., Canaan Equity II (L.P.) and Canaan Equity II Entrepreneurs LLC, except to the extent of its pecuniary interest therein. The address for Canaan Partners is 105 Rowayton Avenue, Rowayton, CT 06853.
(8)	Consists of 19,353 shares of our common stock being sold by Canaan Equity II, L.P. (Q.P.) in this offering, 43,265 shares of our common stock being sold by Canaan Equity II, L.P. in this offering and 3,435 shares of our common stock being sold by Canaan Equity II Entrepreneurs LLC in this offering.
(9)	Includes 483,456 shares of restricted stock granted under our 2004 Option Plan, of which 80,576 shares remain subject to our repurchase right and 127,605 shares of common stock issuable upon exercise of options exercisable within 60 days. Excludes 57 shares of our common stock held by the Patrick J. Wack, Jr. Family Trust which are being sold in this offering.
(10)	Includes 5,540 shares of common stock issuable upon the exercise of stock options exercisable within 60 days.
(11)	Includes 285,412 shares held by Euclid Partners IV LP and 907 shares held by EuclidSR Associates, L.P. Milton Pappas is a general partner of Euclid Partners IV LP and EuclidSR Associates, L.P. Mr. Pappas may be deemed to be the beneficial owner of the shares held by these funds. Mr. Pappas has voting and dispositive power over the shares beneficially owned by Euclid Partners IV LP and EuclidSR Associates, L.P. Mr. Pappas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Euclid Partners IV LP is selling 28,065 shares of our common stock in this offering. The address for Euclid is 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.

(12)	Milton Pappas is a general partner of Euclid Partners IV LP. Mr. Pappas may be deemed to be the beneficial owner of the shares held by Euclid Partners IV LP. Mr. Pappas has voting and dispositive power over the shares beneficially owned by Euclid Partners IV LP. Mr. Pappas disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Euclid is 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.
(13)	The address for HEWM Investors LLC is 333 Bush Street, San Francisco, CA 94104-2878. Decisions with respect to the voting and disposition of the shares held by HEWM Investors LLC are made by an investment committee comprised of Messrs. Elias J. Blawie, Stephen M. Davis, Michael S. Kagnoff, Ted Kim and John W. Robertson, each of which disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(14)	The address for Johnson & Johnson Development Corporation is 410 George Street, New Brunswick, NJ 08901. Carol Marino, the Vice President of Venture Investment at Johnson & Johnson Development Corporation, has sole voting and dispositive power over shares beneficially owned by Johnson & Johnson Development Corporation. Ms. Marino disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein, if any.
(15)	The address for Lago Ventures One Limited is P.O. Box 7776, Slot 193 Lyford Manor, West Building Lyford Cay, Nassau NP, Bahamas. Decisions with respect to the voting and disposition of the shares held by Lago Ventures One Limited are made by two of its directors, Nadim Nsouli and Sarkis Izmirlian. Messrs. Nsouli and Izmirlian disclaim beneficial ownership of these share except to the extent of his pecuniary interest therein.
(16)	The address for New York Small Ventures is One Battery Park Plaza, 5th Floor, New York, NY 10004. Janice Cook Roberts and Maria Gotsch, each a Co-President of the New York City Investment Fund, share voting and dispositive power over the shares beneficially owned by New York Small Ventures. Ms. Roberts and Gotsch disclaim beneficial ownership of these shares except to the extent of her pecuniary interest therein, if any.
(17)	Lynda Milligan, the trustee of the Patrick J. Wack, Jr. Family Trust, has sole voting and dispositive power over the shares beneficially owned by the Patrick J. Wack, Jr. Family Trust. Ms. Milligan disclaims beneficial ownership of these shares.
(18)	The address for Pomeroy Investments LLC is 600 West Road, Unionville, PA 19375. Darla Pomeroy has the sole voting and dispositive power over the shares beneficially owned by Pomeroy Investments LLC.
(19)	The address for Sculley Investment Ltd. Partnership is Carnegie Hall Tower, 152 West 57th Street, 23rd Flr., New York, NY 10019. John Sculley has the sole voting and dispositive power over the shares beneficially owned by Sculley Investment Ltd. Partnership.
(20)	The address for Solar Group S.A. is 14 North Camden North Road, Paget, Bermuda DV-03. Evelyn Todd, the sole stockholder of the Solar Group, has voting and dispositive power over the shares beneficially owned by the Solar Group. Evelyn Todd disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.
(21)	The address for W & C Partners is 7 Times Square, Time Square Tower, New York, New York 10036. Robert H. Werbel has sole voting and dispositive power over shares beneficially owned by W & C Partners. Mr. Werbel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(22)	Our executive officers included in this total include Patrick Wack, our Chief Executive Officer, Anthony Plesner, our Chief Financial Officer, and Gary Hirsch, our General Counsel. This total includes 173,940 shares of common stock issuable upon exercise of options exercisable within 60 days and the shares described in notes (5), (7) and (11) above. Excludes 57 shares of our common stock held by the Patrick J. Wack, Jr. Family Trust which are being sold in this Offering.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share, and there will be 14,101,553 shares of common stock outstanding and no shares of preferred stock outstanding. As of September 30, 2005, we had approximately 114 record holders of our capital stock. All of our outstanding shares of preferred stock will automatically convert into shares of our common stock upon the completion of this offering. In addition, upon completion of this offering, options to purchase 1,091,164 shares of our common stock will be outstanding and 231,584 shares of our common stock will be reserved for future grants under our 2004 Stock Option Plan.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries of material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our certificate of incorporation and bylaws that will become immediately prior to the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Stockholders will be entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock will not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Holders of our common stock will be entitled to receive dividends out of legally available funds when and if declared from time to time by our board of directors. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable, and the shares of common stock offered hereby will be fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, all of the outstanding shares of our preferred stock will be automatically converted into an aggregate of 10,206,292 shares of our common stock. Under our certificate of incorporation, upon the consummation of this offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue 25,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series of our preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

We and certain of our stockholders holding approximately 10,206,292 shares of our common stock have entered into a registration rights agreement providing registration rights with respect to their shares of common stock following this offering. Registration rights will expire with respect to any of such shares which are sold by selling stockholders in this offering.

Demand registration rights. Following the first anniversary of the completion of this offering, subject to specified limitations, these stockholders may require that we register on not more than two occasions all or part of these securities for sale under the Securities Act. Once we are qualified to register securities on Form S-3, holders of these shares, subject to specified limitations, may make unlimited demands for registrations on Form S-3, but only one demand per 12-month period.

Incidental registration rights. If we register any of our common stock, either for our own account or for the account of other security holders, subject to certain exceptions, these stockholders are entitled to notice of the registration and to include their shares of common stock in the registration.

Limitations and expenses. A holder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. We will pay all fees, costs and expenses of any demand or incidental registrations, and the holders of the securities being registered will pay all selling expenses.

Antitakeover Effects of Delaware Law and Provisions of our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s outstanding voting securities. The existence of this provision may have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may have the effect of making it more difficult for a third-party to acquire, or discourage a third-

party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of IntraLinks to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control.

In particular, our certificate of incorporation and bylaws provide for the following:

Staggered Board of Directors. Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

No Written Consent of Stockholders. Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders. Special meetings of our stockholders may be called only by the Chairman of our board of directors, the President or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Advance Notice Requirement. Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be delivered to our Secretary at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary date of the annual meeting for the preceding year.

Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an unsolicited attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol “ILNX”.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or which has made an election to be treated as a United States person.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, holders whose functional currency is other than the United States dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, legislative history and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States Holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current or accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid from our current or accumulated earnings and profits paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN certifying, under penalty of perjury, the holder’s status as a non-U.S. person and qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS. If a non-United States holder holds common stock through a foreign partnership or foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “United States real property holding corporation” for United States federal income tax purposes.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding, provided any certification requirements are met. Gain described in the second bullet point above will be subject to a flat 30% United States federal income tax and may be offset by United States source capital losses. Non-United States holders should consult any applicable income tax treaties that may alter the applicable rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have 14,101,553 shares of common stock outstanding. The 4,000,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option to purchase additional shares from us, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

The remaining 10,101,553 shares of common stock outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 701 or meet the safe harbor qualifications under Rule 144 under the Securities Act as summarized below.

Our directors, officers and substantially all of our stockholders, who combined hold approximately 99% of our stock, have entered into lock-up agreements with the underwriters of this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the date of this prospectus (which period could be extended by up to an additional 34 days under certain circumstances) without the prior written consent of J.P. Morgan Securities Inc. and UBS Securities LLC on behalf of the underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by J.P. Morgan Securities Inc. and UBS Securities LLC on behalf of our underwriters. J.P. Morgan Securities Inc. and UBS Securities LLC have advised us that it has no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Based on shares outstanding upon the completion of this offering, taking into account the lock-up agreements, and assuming J.P. Morgan Securities Inc. and UBS Securities LLC do not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the date of this prospectus, the 4,000,000 shares sold in this offering will be immediately available for sale in the public market;

•	beginning 180 days after the date of this prospectus (which period could be extended by those underwriters for up to an additional 34 days under certain circumstances), approximately 10,101,553 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions and holding period requirements as described below, as well as vesting requirements with respect to certain shares held by our employees; and

•	the remainder of the restricted securities will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 141,016 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the effective date of this offering before selling such shares. However, substantially all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale upon the expiration of the 180-day lock-up agreements unless J.P. Morgan Securities Inc. and UBS Securities LLC waive the lock-up on behalf of the underwriters. J.P. Morgan Securities Inc. and UBS Securities LLC have advised us that they have no current intention to shorten or release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our equity incentive plan. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to limitations under Rule 144 applicable to our affiliates and subject to the lock-up agreements described above.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities Inc. and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
J.P. Morgan Securities Inc.
UBS Securities LLC
William Blair & Co., LLC
RBC Capital Markets Corporation

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that represents a concession not in excess of $             a share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock, at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to such underwriter’s name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $             and the total proceeds to us would be $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We, our directors and executive officers and substantially all of our stockholders, including the selling stockholders, have each agreed that, without the prior written consent of J.P. Morgan Securities Inc. and UBS Securities LLC on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, we will not, directly or indirectly:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale to the underwriters of the shares of common stock described in this prospectus;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus and reflected in this prospectus;

•	the issuance of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of the prospectus and consistent with past practices;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions on or after the date of this prospectus;

•	transfers of shares as a gift or charitable contribution, or by will or intestacy;

•	transfers of shares to any trust the sole beneficiaries of which are the transferor and/or its immediate family members; or

•	transfers to certain entities or persons affiliated with the stockholders;

provided that in the case of each of the last four transactions, no filing under the Securities Act or the Securities Exchange Act of 1934 is required in connection with these transactions, other than a filing made after the expiration of the 180-day period, no transaction includes a disposition for value and each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in this paragraph.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

At any time and without public notice, the representatives may in their sole discretion, release all or some of the securities from these lock-up agreements.

Our estimated offering expenses, in addition to the underwriting discounts and commissions, are approximately $2.6 million, which includes legal, accounting and printing costs, the payment of offering expenses of the selling stockholders and various other fees associated with registration and listing of our common stock. The selling stockholders will be responsible for the underwriting discounts and commissions payable to the underwriters with respect to the shares being sold by the selling stockholders.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling shareholders.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to selling stockholders

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are convinced that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock above independent levels. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol “ILNX.”

We and the selling stockholders, on the one hand, and the underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price for the shares has been determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP and for the underwriters by Latham & Watkins LLP. Persons and entities affiliated with Heller Ehrman LLP beneficially own 20,153 shares of our common stock immediately prior to the completion of this offering.

EXPERTS

The financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the restatement of the Company’s financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

IntraLinks, Inc.

Index to Consolidated Financial Statements

For the Years Ended December 31, 2002, 2003 and 2004 and

the Nine-Months Ended September 30, 2004 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of IntraLinks, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ deficit and comprehensive loss and cash flows present fairly, in all material respects, the financial position of IntraLinks, Inc. and its subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company has restated its consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004.

/s/    PricewaterhouseCoopers LLP

New York, New York

June 27, 2005, except for Note 2, as to which date is October 3, 2005 and Note 20, as to which date is November 9, 2005.

IntraLinks, Inc.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		September 30, 2005	Pro Forma at September 30, 2005
	2003 Restated	2004 Restated
			(unaudited)
Assets				(See Note 17)
Current assets
Cash and cash equivalents	$10,383	$8,439	$6,357
Accounts receivable (net of allowance of $200 (2003), $300 (2004), and $427 (2005) (unaudited)	2,785	6,691	11,509
Prepaid expenses and other current assets	605	1,307	1,306
Deferred registration costs	—	—	1,787

Total current assets	13,773	16,437	20,959

Fixed assets, net	2,959	3,324	3,804
Capitalized software, net	4,133	4,937	5,734
Security deposits	744	594	610

Total assets	$21,609	$25,292	$31,107

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$695	$1,161	$2,807
Accrued expenses and other current liabilities	3,002	5,892	5,839
Deferred hosting	171	—	—
Deferred rent	37	55	74
Deferred revenue	3,662	8,544	12,864

Total current liabilities	7,567	15,652	21,584
Long-term restructuring reserve	923	663	502
Deferred rent	238	184	128
Deferred revenue	—	79	104

Total liabilities	8,728	16,578	22,318

Commitments and contingencies (Note 16)
Convertible preferred stock, $0.01 par value;
Series 1; 95,000 shares authorized, issued and outstanding at December 31, 2004 and September 30, 2005, respectively (liquidation preference of $67,000) (Convertible into 10,206 shares of common stock)	—	67,000	67,000	—
Series B through G redeemable convertible preferred stock; 112,834 shares authorized, issued and outstanding at December 31, 2003	157,365	—	—	—

Total convertible preferred stock	157,365	67,000	67,000	—
Stockholders’ equity (deficit)
Series A convertible preferred stock, $0.01 par value; 383 shares authorized, issued and outstanding at December 31, 2003	4	—	—	—
Common stock, $0.01 par value; 105,555 shares authorized; 539, 1,201, 1,220, and 11,426 shares issued and outstanding at December 31, 2003 and 2004, September 30, 2005 and Pro forma at September 30, 2005, respectively	5	12	12	114
Additional Paid-in Capital	45	108,880	115,599	182,497
Deferred stock-based compensation	—	(6,246)	(9,401)	(9,401)
Accumulated deficit	(144,474)	(160,864)	(164,259)	(164,259)
Other comprehensive loss	(64)	(68)	(162)	(162)

Total stockholders’ equity (deficit)	(144,484)	(58,286)	(58,211)	8,789

Total liabilities, Convertible Preferred Stock and stockholders’ deficit	$21,609	$25,292	$31,107

The accompanying notes are an integral part of these consolidated financial statements.

IntraLinks, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended December 31,			Nine-Months Ended September 30,
	2002 Restated	2003 Restated	2004 Restated	2004 Restated	2005
				(unaudited)	(unaudited)

Revenue	$19,469	$25,434	$36,885	$26,410	$38,098
Cost of revenue, inclusive of $1,532, $2,043, $2,226, $1,740 and $1,801 of capitalized software amortization in 2002, 2003, 2004 and the nine-months ended September 30, 2004 and 2005, respectively. Cost of revenue also includes $569, $15 and $321 of stock-based expenses in 2004 and the nine-months ended September 30, 2004 and 2005, respectively	8,681	9,726	12,905	8,542	13,383

Gross profit	10,788	15,708	23,980	17,868	24,715

Operating expenses:
Product development, inclusive of $854, $18 and $444 of stock-based expenses in 2004 and the nine-months ended September 30, 2004 and 2005, respectively	2,601	3,664	6,010	3,680	4,726
Sales and marketing, inclusive of $1,623, $35 and $1,315 of stock-based expenses in 2004 and the nine-months ended September 30, 2004 and 2005, respectively	8,011	10,885	16,655	10,338	15,953
General and administrative, inclusive of $3,113, $49 and $1,460 of stock-based expenses in 2004, the nine-months ended September 30, 2004 and 2005, respectively	5,512	4,702	9,601	4,463	7,067
Founders litigation costs	—	101	2,192	504	403
Restructuring costs	1,519	320	100	100	—

Total operating expenses	17,643	19,672	34,558	19,085	28,149

Loss from operations	(6,855)	(3,964)	(10,578)	(1,217)	(3,434)

Other income (expense):
Interest income	235	134	76	60	39
Interest expense, including amortization of debt discount of $30 and $121 in 2002 and 2003, respectively	(183)	(143)	—	—	—

Total other income (expense)	52	(9)	76	60	39

Net loss	(6,803)	(3,973)	(10,502)	(1,157)	(3,395)

Cumulative dividends on redeemable convertible preferred stock	(10,622)	(10,622)	(4,722)	(4,722)	—

Net loss attributable to common stockholders	$(17,425)	$(14,595)	$(15,224)	$(5,879)	$(3,395)

Basic and diluted net loss per common share	$(34.50)	$(27.75)	$(40.71)	$(18.37)	$(4.51)

Weighted average shares outstanding used in basic and diluted net loss per common share calculation	505	526	374	320	752

Unaudited pro forma net loss per share attributable to common stockholders—basic and diluted (See Note 17)			$(1.44)		$(0.31)

Shares used in computing unaudited pro forma net loss per share attributable to common stockholders—basic and diluted (See Note 17)			10,580		10,958

The accompanying notes are an integral part of these consolidated financial statements.

IntraLinks, Inc.

Consolidated Statements of Stockholders’ Deficit and Comprehensive Loss

(in thousands, except per share amounts)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Other Compre- hensive Loss	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2001 (Restated)	383	$4	502	$5	$2,497	$(30)	$(113,899)	$(73)	$(111,496)

Foreign currency translation adjustment								10	10
Net loss	—	—	—	—	—	—	(6,803)	—	(6,803)

Total comprehensive loss—December 31, 2002									(6,793)
Amortization of deferred compensation	—	—	—	—	—	30	—	—	30
Cumulative dividends on Series B through G redeemable convertible preferred stock	—	—	—	—	(2,020)	—	(8,602)	—	(10,622)
Exercise of stock options	—	—	4	—	2	—	—	—	2
Issuance of warrants in connection with line of credit	—	—	—	—	151	—	—	—	151
Accretion of Series G redeemable convertible preferred stock offering costs	—	—	—	—	(588)	—	—	—	(588)

Balance at December 31, 2002 (Restated)	383	4	506	5	42	—	(129,304)	(63)	(129,316)

Foreign currency translation adjustment								(1)	(1)
Net loss	—	—	—	—	—	—	(3,973)	—	(3,973)

Total comprehensive loss—December 31, 2003									(3,974)
Cumulative dividends on Series B through G redeemable convertible preferred stock	—	—	—	—	—	—	(10,622)	—	(10,622)
Exercise of stock options	—	—	35	—	3	—	13	—	16
Cancellation of common shares originally placed in escrow	—	—	(3)	—	—	—	—	—	—
Accretion of Series G redeemable convertible preferred stock offering costs	—	—	—	—	—	—	(588)	—	(588)

Balance at December 31, 2003 (Restated)	383	4	539	5	45	—	(144,474)	(64)	(144,484)

Foreign currency translation adjustment								(4)	(4)
Net loss	—	—	—	—	—	—	(10,502)	—	(10,502)

Total comprehensive loss—December 31, 2004									(10,506)
Cumulative dividends on Series B through G redeemable convertible preferred stock	—	—	—	—	—	—	(4,722)	—	(4,722)
Accretion of Series G redeemable convertible preferred stock offering costs	—	—	—	—	—	—	(261)	—	(261)
Stock issuance and conversion related to recapitalization (Note 7)	(383)	(4)	(539)	(5)	96,435		(905)		95,521
Issuance of stock options and restricted stock	—	—	1,174	12	12,394	(12,225)	—	—	181
Amortization of deferred compensation	—	—	—	—	—	5,979	—	—	5,979
Exercise of stock options, net of unvested shares	—	—	28	—	6	—	—	—	6

Balance at December 31, 2004 (Restated)	—	—	1,201	12	108,880	(6,246)	(160,864)	(68)	(58,286)

Foreign currency translation adjustment								(94)	(94)
Net loss	—	—	—	—	—	—	(3,395)	—	(3,395)

Total comprehensive loss—September 30, 2005 (unaudited)									(3,489)
Exercise of stock options, net of unvested shares	—	—	47	—	24	—	—	—	24
Issuance of stock options	—	—	—	—	7,216	(7,216)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	3,540	—	—	3,540
Termination of grants	—	—	(28)	—	(521)	521	—	—	—

Balance at September 30, 2005 (unaudited)	—	—	1,220	$12	$115,599	$(9,401)	$(164,259)	$(162)	$(58,211)

The accompanying notes are an integral part of these consolidated financial statements.

IntraLinks, Inc.

Consolidated Statements of Cash Flows

(in thousands, except per share amounts)

	Years Ended December 31,			Nine-Months Ended September 30,
	2002 Restated	2003 Restated	2004 Restated	2004 Restated	2005
				(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(6,803)	$(3,973)	$(10,502)	$(1,157)	$(3,395)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	30	—	6,159	117	3,540
Amortization of partner advance	73	—	—	—	—
Amortization of distribution fees	1,834	917	—	—	—
Depreciation and amortization	3,825	3,977	3,823	2,928	2,998
Changes in operating assets and liabilities
Increase in accounts receivable	(234)	(1,233)	(3,906)	(3,876)	(4,818)
(Increase) Decrease in prepaid expenses and other current assets	188	(149)	(702)	(890)	(1,786)
(Increase) Decrease in other assets	391	103	150	151	(16)
Increase (Decrease) in accounts payable, accrued expenses and accrued restructuring	(192)	519	3,096	244	1,432
Increase (Decrease) in deferred revenue	955	1,555	4,961	4,125	4,345
Decrease in deferred hosting fees	(304)	(341)	(171)	(171)	—
Decrease in deferred rent	(236)	(56)	(36)	(27)	(37)

Net cash provided by (used in) operating activities	(473)	1,319	2,872	1,444	2,263

Cash flows from investing activities
Capital expenditures	(1,033)	(992)	(1,963)	(1,252)	(1,678)
Capitalized software development costs	(2,000)	(2,500)	(3,029)	(2,251)	(2,597)

Net cash used in investing activities	(3,033)	(3,492)	(4,992)	(3,503)	(4,275)

Cash flows from financing activities
Principal payments under distribution agreement	(856)	(479)	—	—	—
Proceeds from sale of Series 1 Preferred Stock	—	—	536	536	—
Redemption of equity securities in connection with recapitalization	—	—	(361)	(361)	—
Proceeds from exercise of stock options	—	16	5	—	24

Net cash provided by (used in) financing activities	(856)	(463)	180	175	24

Effect of foreign exchange rate changes on cash and cash equivalents	10	(1)	(4)	(8)	(94)

Net change in cash and cash equivalents	(4,352)	(2,637)	(1,944)	(1,892)	(2,082)
Cash and cash equivalents
Beginning of year	17,372	13,020	10,383	10,383	8,439

End of year	$13,020	$10,383	$8,439	$8,491	$6,357

Supplemental non-cash investing and financing activities:
Issuance of Series 1 Preferred Stock	$—	$—	$66,464	$66,464	—

The accompanying notes are an integral part of these consolidated financial statements.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

1.    Summary of Business and Significant Accounting Policies

IntraLinks, Inc. (the “Company” or “IntraLinks”) was incorporated as a Delaware corporation in June 1996. IntraLinks provides online services that enable its customers to exchange and manage time-sensitive, confidential information, such as electronic documents, files and usage data, with business partners, customers and vendors. With its On-Demand Workspaces, IntraLinks facilitates business processes including: due diligence for mergers and acquisitions (“M&A”) transactions; document distribution and information flow for loan syndications and clinical drug trials; as well as quarterly reporting and fundraising for the alternative investment community.

Liquidity

The Company has incurred losses from operations since commencement of operations. Management believes that based upon its cash on hand at year-end and cash generated from operations that the Company has sufficient cash to fund operations beyond the next twelve months of operations. The Company will be required to raise additional funds to meet long-term planned goals and believes that it will be able to obtain financing through public or private equity financings or other arrangements to fund operations. There can be no assurance that such additional financing, if at all available, can be obtained on terms acceptable to the Company.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated financial statements of the Company as of September 30, 2005, and for the nine-months ended September 30, 2004 and 2005, are unaudited. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC relating to interim financial statements. In the opinion of management, all adjustments (consisting of normal and recurring adjustments) necessary for the fair statement of the financial position and the results of operations and cash flows have been included in such unaudited consolidated financial statements. The results of operations for the nine-months ended September 30, 2005 are not necessarily indicative of the results to be expected for any future interim period or for the year ending December 31, 2005.

Unaudited Pro Forma Stockholders’ Equity

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 10,206 shares of common stock based on the shares of convertible preferred stock outstanding at September 30, 2005. Unaudited pro forma stockholders’ equity as adjusted for the assumed conversion of the convertible preferred stock at September 30, 2005, is set forth on the consolidated balance sheet.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.

Significant estimates and assumptions made by management include the determination of the fair value of stock options and awards issued, the adequacy of the facilities reserve, determination of capitalized software and accounts receivable reserves. Actual results could differ from these estimates.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Principles of Consolidation

The consolidated financial statements include the consolidated financial statements of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

During 1998, the Company formed IntraLinks, Ltd., a wholly owned subsidiary of the Company. This subsidiary, located in London, England, was formed for the purpose of marketing and selling the IntraLinks services in the United Kingdom and Europe. During 1999, the Company formed IntraLinks Pharma, Inc., as a wholly owned subsidiary of the Company. The Company dissolved IntraLinks Pharma, Inc in July 2005.

Revenue Recognition

The Company derives revenue from providing access to a hosted workspace environment together with related implementation, training, customer support and document scanning services. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” and EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” In accordance with EITF 00-21, the Company has determined that its revenue arrangements consist of one unit of accounting.

The Company markets its services through fixed commitment subscription contracts or through pay-as-you-go transaction contracts. Revenue is recognized ratably over the related contract term, provided that there is persuasive evidence of an arrangement; the service has been provided to the customer; the collection of our fees is probable; the amount of fees to be paid by the customer is fixed or determinable; and the Company has no significant remaining obligation after termination. In circumstances where the Company has a significant remaining obligation after termination, revenue is recognized ratably over the service period, inclusive of the period after termination. Payments received in advance are deferred until earned and such amounts are included as a component of Deferred Revenue in the accompanying Balance Sheets.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the local currency. Adjustments resulting from translating foreign currency financial statements into U.S. dollars are recorded as a separate component of stockholders’ deficit. Foreign currency transaction gains and losses are included in net (loss) income for the period and have not been material during the years ended December 31, 2002, 2003, and 2004 or for the nine-months ended September 30, 2005. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Although the Company deposits its cash with more than one financial institution, its deposits, at times, may exceed federally insured limits. The Company’s revenue is primarily derived from companies located in the United States and the United Kingdom. The Company performs periodic credit evaluations of its customers’ financial condition and does not require collateral. Accounts receivable are due principally from large U.S. companies under stated contract terms and the Company provides for estimated credit losses at the time of sale. Such losses have not been significant to date.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

The Company evaluates the adequacy of the allowance for doubtful accounts on a monthly basis. The valuation includes historical loss experience, length of time receivables are past due, adverse situations that may affect a customer’s ability to repay and prevailing market conditions. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

The Company currently derives a substantial majority of its revenue directly or indirectly from the commercial banking and investment banking industries, and in particular, through the facilitation of corporate loan syndications and due diligence for mergers and acquisitions. As a result, the Company’s revenue is sensitive to the level of activity in both the corporate loan and M&A markets. The Company expects loan syndication and M&A revenue to continue to account for a substantial majority of its revenue for the foreseeable future.

The Company’s accounts receivable and net revenue are derived from a large number of direct customers. No individual customer accounted for more than 10% of the Company’s accounts receivable balance at December 31, 2003 and 2004 and June 30, 2005.

For the years ended December 31, 2002, 2003 and 2004, J.P. Morgan Chase & Co. accounted for 17%, 13% and 12%, respectively, of the Company’s total revenue. For the nine-months ended September 30, 2004 and 2005, J.P. Morgan Chase & Co. accounted for 12% and 10%, respectively, of the Company’s total revenue. For the years ended December 31, 2002 and 2003, Bank of America accounted for 11% and 10%, respectively, of the Company’s total revenue. No other customer accounted for 10% or more of the Company’s total revenue for the years ended December 31, 2002, 2003 and 2004 or for the nine-months ended September 30, 2004 and 2005.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market accounts, are stated at cost, which approximates fair value.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short term maturities. Substantially all of the Company’s cash equivalents are invested in money market accounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computers and software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of estimated useful lives of assets or lease term

Repairs and maintenance costs are expensed as incurred.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144. Long-lived assets, including fixed assets, are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the carrying amount of such assets is reduced to fair value. Fair value would generally be determined by quoted market prices when available, appraisals as appropriate, or anticipated undiscounted cash flows.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods.

Software Development Costs

The Company follows the guidance set forth in Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, or SOP 98-1, in accounting for the development of its application service. SOP 98-1 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software’s estimated useful life. Costs incurred in the research and development stage of the Company’s products are expensed as incurred. The amounts capitalized are for external direct costs of services used in developing internal-use software and for payroll and payroll-related costs of employees directly associated with the development activities. The Company amortizes capitalized software over a period of three years, the expected period of benefit.

Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” requires a full set of general-purpose financial statements to be expanded to include the reporting of “comprehensive income (loss).” Comprehensive income (loss) is comprised of two components, net income (loss) and other comprehensive income (loss). For the years ended December 31, 2002, 2003 and 2004 and the nine-months ended September 30, 2005, the only item qualifying as a component of other comprehensive income (loss) was foreign currency adjustments.

Accounting for Stock-Based Compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, using the modified prospective method as described in SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. As a result, the Company has begun recognizing expenses in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards. Under the modified prospective method, compensation expense for the Company is recognized for (a) all share based payments granted on or after January 1, 2004 and (b) all awards granted to employees prior to January 1, 2004 that were unvested on that date. Prior to the adoption of the fair value method, the Company accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to 2004 and prior period results have not been restated.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

For the year ended December 31, 2004, compensation expense related to stock option awards totaled $1,017 of which $789 was recognized in operating expenses and $228 was recognized in cost of revenues. For the nine-months ended September 30, 2005, compensation expense related to stock option awards totaled $1,861 of which $1,666 was recognized in operating expenses and $195 was recognized in cost of revenue.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2002 and 2003.

	Years Ended December 31,
	2002	2003
	Restated	Restated
Net loss	$(6,803)	$(3,973)
Add: Total stock-based employee compensation expense included in the determination of net loss	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(193)	(113)

Net loss, pro forma	$(6,996)	$(4,086)

Cumulative dividends on redeemable convertible preferred stock	$(10,622)	$(10,622)

Net loss attributable to common stockholders, pro forma	$(17,618)	$(14,708)

Net loss per common share—basic and diluted	$(34.89)	$(27.96)

The fair value of each option granted from the IntraLinks, Inc. 2004 Stock Option Plan (see Note 10 for further details on the Plan) during the year ended December 31, 2004 and nine-months ended September 30, 2005 was estimated on the date of grant using the Black-Scholes option-pricing model. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company’s common stock price, (ii) the periods of time over which employees and Board Directors are expected to hold their options prior to exercise (expected term), (iii) expected dividend yield on the Company’s common stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options’ expected term. Expected volatility has been estimated based on the minimum value method as prescribed by SFAS 123 for nonpublic companies. Expected term is based, in part, on the Company’s limited historical exercise experience with option grants with similar exercise prices and, in part, on comparisons to expected terms reported by peers in our industry. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future. The following table summarizes the weighted average values of the assumptions used in computing the fair value of option grants for each of the periods presented:

	Years Ended December 31,			Nine-Months Ended September 30, 2005
	2002	2003	2004
				(unaudited)
Volatility	0%	0%	0%	0%
Weighted-average estimated life	5 years	5 years	4 years	4 years
Weighted-average risk-free interest rate	3.82%	2.97%	2.92%	3.79%
Dividend yield	0%	0%	0%	0%

Under the 2004 Stock Option Plan, the Company also awards shares of restricted stock. In accordance with generally accepted accounting principles, the Company records unearned compensation in Stockholders’ Deficit related to these awards. The amount is based on the fair market value of shares of common stock on the grant

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

date of the restricted stock award and is expensed, on a pro rata basis, over the period that the restrictions lapse. For the year ended December 31, 2004, the Company recognized compensation expense related to restricted stock awards of $5,142, of which $4,807 was recognized in operating expenses and $335 was recognized in cost of revenue. For the nine-months ended September 30, 2005, the Company recognized compensation expense related to restricted stock awards of $1,679, of which $1,553 was recognized in operating expenses and $126 was recognized in cost of revenue.

Loss Per Share of Common Stock

The Company calculates its income (loss) per share under the provisions of SFAS No. 128, “Earnings Per Share.” SFAS 128 requires dual presentation of “basic” and “diluted” income (loss) per share on the face of the statement of operations. In accordance with SFAS 128, basic income (loss) per common share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding and all dilutive potential common shares that were outstanding during the period. The Company has excluded all convertible preferred stock, outstanding stock options, outstanding warrants to purchase common stock and common stock subject to repurchase or which has been issued but has not vested from the calculation of diluted loss per common share because all such securities are antidilutive in all periods presented.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2002, 2003 and 2004 and the nine-months ended September 30, 2004 and 2005:

	Years Ended December 31,			Nine-Months Ended September 30,
	2002	2003	2004	2004	2005
	Restated	Restated	Restated	Restated
				(unaudited)
Numerator:
Net loss attributable to common stockholders	$(17,425)	$(14,595)	$(15,224)	$(5,879)	$(3,395)

Denominator:
Weighted-average common shares—basic and diluted	505	526	539	320	1,231
Weighted-average shares of common stock subject to repurchase (1)	—	—	(165)	—	(479)

Shares used in computing basis and diluted loss per share	505	526	374	320	752

Net loss per common share—basic and diluted	$(34.50)	$(27.75)	$(40.71)	$(18.37)	$(4.51)

(1) The Company determined in connection with the preparation of its financial statements for the nine-months ended September 30, 2005 that the weighted-average shares outstanding reflected in the Company’s audited basic and diluted net loss per common share for the year ended December 31, 2004 included shares that were issued but unvested and should have been excluded. As a result, the Company has restated its weighted average shares outstanding used in the calculation of basic and diluted net loss per common share to 374 from the previously reported 539.

The Company’s Stock Option Plan provides for grants of immediately exercisable options (See Note 11 for further information). Shares of unvested restricted stock outstanding, as well as shares of unvested common stock purchased by employees through the exercise of stock options are subject to repurchase by the Company and therefore not included in the calculation of the weighted-average shares outstanding for basic earnings (loss) per share.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

The total number of potential common shares excluded from the calculation of diluted net loss per share for the years ended December 31, 2002, 2003 and 2004 and for the nine-months ended September 30, 2004 and 2005 are detailed in the following table as they had an anti-dilutive impact:

	Years Ended December 31,			Nine-Months Ended September 30,
	2002	2003	2004	2004	2005
			Restated	(unaudited)
Potential common shares excluded from diluted loss per share:
Unvested common stock	—	—	548	—	315
Convertible preferred stock	17,329	17,329	10,206	10,206	10,206
Options and warrants	3,975	3,982	355	—	902

Total	21,304	21,311	11,109	10,206	11,423

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Sales Commissions

Commission expense is recognized during the period in which the related sales efforts are performed. Commission expense was $956, $1,829, and $3,525 for the years ended December 31, 2002, 2003 and 2004, respectively and $2,292 and $3,872 for the nine-months ended September 30, 2004 and 2005, respectively, and is included within the sales and marketing line item in the accompanying statement of operations. Included in accrued expenses and other current liabilities at December 31, 2003 and 2004 and September 30, 2005 are accrued commissions of $330, $597 and $1,310, respectively.

Warranties and Indemnification

The Company’s contracts generally provide for indemnification of customers against liabilities arising from third party claims that are attributable to the Company’s breach of its warranties or infringement of third party intellectual property rights, subject to contractual limitations of liability. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements as the Company currently has no infringement or warranty related disputes with customers or third parties.

The Company has entered into service level agreements with a small number of its customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their arrangements in the event that the Company fails to meet those levels. To date, the Company has not provided credits, or had any agreement cancelled based on these service level agreements.

The Company agreed to indemnify, defend and hold harmless all stockholders of the Company that exchanged their shares in connection with the June 2004 Recapitalization (the “Recap”) with Ilink Holdings (See Note 6 for further details on the Recap) from and against any claim brought against such person by any other

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

current or former stockholder of the Company relating to such indemnified person’s investment in the Company, participation in the Recap or related service as a director or officer of the Company. As a result of such indemnification, the Company has been required to pay attorneys’ fees and expenses of certain indemnified persons who were named defendants in the litigation disclosed in Note 15. These legal fees and expenses totaled approximately $0.7 million and were included in accrued liabilities as of December 31, 2004.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others” (“FIN 45”). Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The implementation of FIN 45 does not have a material impact on the Company’s results of operations, financial condition or liquidity.

The Company warrants that its service is provided in a manner reasonably designed for the secure transmission of customer data. The Company does not monitor its exposure to customer contracts in terms of maximum payout. In the event of an infringement claim giving rise to indemnification liability, the Company has the right to satisfy such obligation by providing a workaround or may suspend or terminate service to mitigate any liability. The Company relies on a risk framework to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. Factors that it considers in determining exposure include the fact that the Company disclaims liability for consequential and indirect damages, including for loss of data, resulting from any breach of contract and that the Company, to date, has never had to do any make-good rework or been impacted by any payout in connection with any of these guarantees. Thus, the potential for the Company to be required to make payments under these arrangements is remote and, accordingly, no contingent liability is carried on the Consolidated Balance Sheet for these transactions.

Advertising Expenses

The Company expenses the cost for producing and communicating advertising and promoting its services when incurred. Advertising costs are included in sales and marketing and totaled $24, $81 and $396 for the years ended December 31, 2002, 2003 and 2004, respectively and $215 and $557 for the nine-months ended September 30, 2004 and 2005, respectively.

Deferred Registration Costs

The costs associated with the Company’s proposed initial public offering have been recorded as deferred registration costs and will reduce Additional Paid-in Capital if the offering is effective. Should the offering not be consummated, the deferred costs will be expensed.

Recent Accounting Pronouncements

On June 1, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principles and changes principles. The Company will adopt FAS 154 at January 1, 2006 and does not anticipate any material change to its operating results as a result of the adoption.

In December 2004, as amended on April 14, 2005, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment: an amendment of FASB Statement No. 123 and FASB Statement No. 95, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. SFAS 123R must be adopted no later than the beginning of the first fiscal year beginning after June 15, 2005.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

SFAS 123R permits companies to adopt one of two methods. The first is a “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of SFAS 123R for all share-based payments granted after the effective date and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The second is a “modified retrospective” method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures either all prior periods presented or prior interim periods of the year of adoption. The Company is currently in the process of evaluating the two option valuation methods and the impact this prospective change in accounting will have but believes that it will not have a material impact on its reported results of operations.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) which provides guidance regarding the application of SFAS 123(R). SAB 107 expresses views of the SEC regarding the interaction between SFAS No. 123(R), Share-Based Payment, and certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in Management’s Discussion and Analysis (“MD&A”) subsequent to adoption of SFAS 123(R).

On April 14, 2005, the SEC approved a new rule that delays the effective date for SFAS No. 123(R) to annual periods beginning after June 15, 2005.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in the fiscal year beginning January 1, 2006. The Company does not expect the adoption of SFAS No. 153 to have a material impact on its consolidated financial statements.

In November 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-13 (“EITF 03-13”), “Applying the Conditions in Paragraph 42 of SFAS 144 in Determining Whether to Report Discontinued Operations”. EITF 03-13 provides guidance for evaluating whether the criteria in paragraph 42 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, have been met for classifying as a discontinued operation, a component of an entity that either has been disposed of or is classified as held for sale. To qualify as a discontinued operation, paragraph 42 of SFAS No. 144 requires that cash flows of the disposed component be eliminated from the operations of the ongoing entity and that the ongoing entity not have any significant continuing involvement in the operations of the disposed component after the disposal transaction. EITF 03-13 defines which cash flows are relevant for assessing whether cash flows have been eliminated and it provides a framework for evaluating what types of ongoing involvement constitute significant continuing involvement. The guidance contained in EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company does not expect EITF 03-13 to have a material impact on its financial position or results of operations in 2005.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

In October 2004, the FASB ratified the consensus reached by the EITF with respect to EITF Issue No. 04-10 (EITF 04-10), “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”. EITF 04-10 clarifies the guidance in paragraph 19 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. According to EITF 04-10, operating segments that do not meet the quantitative thresholds can be aggregated under paragraph 19 only if aggregation is consistent with the objective and basic principle of SFAS No. 131, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria listed in items (a)-(e) in paragraph 17 of SFAS No. 131. The FASB staff is currently working on a FASB Staff Position (“FSP”) to provide guidance in determining whether two or more operating segments have similar economic characteristics. The effective date of EITF 04-10 has been delayed in order to coincide with the effective date of the anticipated FSP. The Company does not foresee any significant changes in its practices used to report its segment information.

2.    Restatements

On September 27, 2005, Company management and the Audit Committee of the Board of Directors of the Company concluded that the Company’s financial statements for fiscal periods ending December 31, 2000 through December 31, 2004 and the first interim period of 2005 should be restated to correct for errors relating to the Company’s accounting for post-termination service commitments. While management believes that the impact of these errors are not material to previously issued annual financial statements, it determined that the cumulative adjustment required to correct these errors would be material to the three and six month periods ended June 30, 2005.

The Company identified certain non-standard provisions relating to contingent, post-contract service commitments that had been incorporated into certain customers’ subscription agreements dating back to 2000. These provisions provide for a customer to continue using open workspaces after contract termination, effectively extending the period over which the Company is providing its services. As such, in accordance with SAB 104, the Company concluded that revenue under these arrangements should have been recognized over the total service period, including the period potentially extending beyond contract termination (i.e., the longest potential period over which the Company will supply services) until facts indicate that the actual service period would be shorter than the maximum potential period.

The cumulative adjustment required to correct these errors in the second quarter of 2005, the six-months ended June 30, 2005, was $715 as of June 30, 2005, which would materially impact the results of operations for the three and six month periods then ended. Accordingly, the Company has restated its financial statements for fiscal periods ending December 31, 2000 through December 31, 2004 and the first quarter of 2005. The impact of these restatements to the Company’s statements of operations for the years ended December 31, 2000 (unaudited), 2001, 2002, 2003 and 2004 was a (decrease)/increase in revenue and an increase/(decrease) in net loss of ($202), $11, ($85), ($19) and ($333), respectively. The cumulative restatement will also increase deferred revenue and total stockholders’ deficit by $202, $191, $276, $295 and $628 at December 31, 2000, 2001, 2002, 2003, and 2004, respectively.

The Company further determined in connection with preparation of its financial statements for the six-months ended June 30, 2005 that the weighted-average shares outstanding reflected in its audited basic and diluted net loss per common share for the year ended December 31, 2004 included shares that were issued but unvested and should have been excluded. As a result, the Company has restated and reduced its weighted average shares outstanding used in the calculation of basic and diluted net loss per common share by 165 shares for the year ended December 31, 2004.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

The following tables show the effect of the Restatements on the Company’s Consolidated Balance Sheets at December 31, 2003 and 2004, and the Statements of Operations and Cash Flows for each of the three years in the period ending December 31, 2004:

	At December 31, 2003		At December 31, 2004
	Previously Reported	Restated	Previously Reported	Restated
Changes to Balance Sheet
Deferred revenue	$3,367	$3,662	$7,916	$8,544
Total current liabilities	7,272	7,567	15,024	15,652
Total liabilities	8,433	8,728	15,950	16,578
Accumulated deficit	144,179	144,474	160,236	160,864
Total stockholders’ deficit	$144,189	$144,484	$57,658	$58,286

	Year Ended December 31, 2002		Year Ended December 31, 2003		Year Ended December 31, 2004
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Changes to Statements of Operations
Revenue	$19,554	$19,469	$25,453	$25,434	$37,218	$36,885
Gross profit	10,873	10,788	15,727	15,708	24,313	23,980
Loss from operations	6,770	6,855	3,945	3,964	10,245	10,578
Net loss	6,718	6,803	3,954	3,973	10,169	10,502
Net loss attributable to common stockholders	17,340	17,425	14,576	14,595	14,891	15,224
Net loss per common share	$34.34	$34.50	$27.71	$27.75	$27.63	$40.71
Changes to Cash flows from Operating Activities
Net loss	$(6,718)	$(6,803)	$(3,954)	$(3,973)	$(10,169)	$(10,502)
Increase in deferred revenue	870	955	1,536	1,555	4,628	4,961
Net cash provided by (used in) operating activities	$(473)	$(473)	$1,319	$1,319	$2,872	$2,872

The effect of the restatements on the Company’s unaudited quarterly statements of operations for the four quarters of fiscal 2003 and 2004 and the first quarter of 2005 was a (decrease)/increase in reported revenue of ($88), $108, $36, ($75), ($62), $49, ($108), ($212) and ($164), respectively (See Note 19). A decrease in reported revenue had the effect of increasing the Company’s loss from operations, net loss and net loss attributable to common stockholders, while an increase in revenue reduced the Company’s reported loss from operations, net loss and net loss attributable to common stockholders. These restatements also had the effect of (increasing)/decreasing the previously reported unaudited net loss per common share by ($0.17), $0.21, $0.07, ($0.14), ($0.12), $0.12, NM, ($9.68) and ($0.25) for each of the four quarters of fiscal 2003 and 2004 and the first quarter of 2005, respectively. The impact on the third quarter of 2004 was not meaningful (NM) as there were no common shares outstanding for the period. See Note 19 for the restated quarterly unaudited results of operations.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

3.    Balance Sheet Accounts

Fixed assets consisted of the following at:

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Computer and office equipment and software	$3,329	$3,954	$4,446
Furniture and fixtures	1,044	1,066	374
Leasehold improvements	2,712	2,773	2,889

	7,085	7,793	7,709
Less: Accumulated depreciation and amortization	(4,126)	(4,469)	(3,905)

	$2,959	$3,324	$3,804

Capitalized software consisted of the following at:

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Capitalized software	$8,546	$7,700	$10,297
Less: Accumulated amortization	(4,413)	(2,763)	(4,563)

	$4,133	$4,937	$5,734

The Company wrote-off fully depreciated assets and related accumulated depreciation of $2,884, $5,131, and $1,763 during the years ended December 31, 2003 and 2004 and the nine-months ended September 30, 2005, respectively.

Depreciation and amortization expense for the years ended December 31, 2002, 2003 and 2004 was $3,825, $3,977 and $3,823, respectively. Depreciation and amortization expense for the nine-months ended September 30, 2004 and 2005 were $2,928 and $2,998, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,		September 30, 2005
	2003	2004
			(unaudited)
Bonus	$1,388	$1,663	$1,294
Personnel related	649	1,064	2,335
Professional fees	158	1,850	1,033
Current portion of restructuring reserve	275	294	318
Other	532	1,021	859

	$3,002	$5,892	$5,839

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

4.    Restructuring and Related Charges

In the fourth quarter of 2001, the Company adopted a restructuring plan to better position the Company for future profitability and recorded a charge of $2,259 in the 2001 consolidated statement of operations. The components of the accrued restructuring charge in 2001, as shown in the table below included $593 of severance related costs and $1,666 of charges related to the consolidation of certain of the Company’s facilities.

	Workforce Reduction	Facilities Consolidation	Other	Total
Restructuring liability at December 31, 2001	$593	$1,666	$—	$2,259
Non-cash charges during 2002	724	500	295	1,519
Cash payments during 2002	(1,317)	(874)	(295)	(2,486)

Restructuring liability at December 31, 2002	—	1,292	—	1,292
Non-cash charges during 2003	—	320	—	320
Cash payments during 2003	—	(414)	—	(414)

Restructuring liability at December 31, 2003	—	1,198	—	1,198
Non-cash charges during 2004	—	100	—	100
Cash payments during 2004	—	(341)	—	(341)

Restructuring liability at December 31, 2004	$—	$957	$—	$957

During 2002, the Company paid $1,317 in severance, medical and other benefits related to employee layoffs.

During 2002, 2003 and 2004, management increased the facilities reserve by $500, $320, and $100, respectively, based on then current market conditions. The facilities reserve has been recorded net of the contractual sublease income to be received over the remaining term of the lease arrangements.

The remaining liability at December 31, 2004 was $957, of which $663 was long-term and expected to be paid through April 2008. The current portion of the remaining liability of $294 at December 31, 2004 was classified in accrued expenses and other current liabilities.

The remaining liability at September 30, 2005 was $820, of which $318 was the current portion.

5.    Income Taxes

There is no provision for federal, foreign, state, or local income taxes for all periods presented, since the Company has incurred losses since inception. At December 31, 2004, the Company had approximately $96.3 million of federal net operating loss carryforwards available to offset future taxable income, which expire in various years through 2024, if not utilized. The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards cannot be sufficiently assured at December 31, 2004. The tax effect of temporary differences that give rise to significant portions of the Company’s deferred tax assets principally consists of the Company’s net operating loss carryforward.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

The Company recorded no income tax benefit for the years ended December 31, 2002, 2003 and 2004. The income tax as reported herein differs from the “expected” income tax benefit for the years ended December 31, 2002, 2003 and 2004, computed by applying the Federal corporate tax rate of 34% to the loss before income taxes, as follows:

	2002	2003	2004
	Restated	Restated	Restated
Computed “expected” tax benefit	$(2,313)	$(1,351)	$(3,571)
State tax benefit, net of Federal income tax benefit	(638)	(332)	261
Foreign rate differential	(1,345)	495	1,033
Nondeductible expenses	115	37	3,373
Change in rate	—	—	1,049
Other	(2,497)	(342)	271
(Decrease) increase in valuation allowance	6,678	1,493	(2,416)

	$—	$—	$—

Due to the change in ownership provisions of the IRC, the availability of the Company’s net operating loss carryforwards may be subject to annual limitations against taxable income in future periods, which could substantially limit the eventual utilization of such carryforwards. The Company has not analyzed the historical impact on beneficial ownership and, therefore, no determination has been made whether the net operating loss carryforward is subject to any IRC section 382 limitation.

The tax effect of temporary differences that give rise to deferred tax assets at December 31, 2003 and 2004 is as follows:

	2003	2004
	Restated	Restated
Net operating loss carryforwards	$43,923	$43,955
Fixed assets, principally due to differences in depreciation	1,504	594
Expenses not currently deductible for tax purposes	3,410	1,871

Gross deferred tax assets	48,837	46,420
Less valuation allowance	(48,837)	(46,420)

Net deferred income taxes	$—	$—

6.    Lines of Credit

On May 16, 2002, the Company entered into a loan and security agreement with a bank that established a revolving line of credit enabling the Company to borrow up to $2,000 for working capital purposes and an additional $1,000 for equipment purchases. All borrowings under the revolving and equipment line were collateralized by the Company’s assets, including intangibles and intellectual property. Borrowings under the revolving line were due and payable within eighteen months of the closing date of the loan and security agreement. Equipment advances were to be repaid by May 16, 2005. The Company did not utilize either the revolving or equipment line, both of which expired at the end of 2003.

Upon securing the loan and security agreement, the Company granted to the bank warrants to purchase 360 shares of the Company’s Series G preferred stock at an exercise price of $0.50 per share, exercisable over a seven-year period. The Company recorded deferred financing fees in the amount of $151, representing the fair value of the warrants on the date of issuance using a Black-Scholes pricing model with a 100% volatility factor,

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

$0.50 fair value, $0.50 exercise price and a seven-year term. For the years ended December 31, 2002 and 2003, the Company amortized $30 and $121, respectively of the deferred financing fees, which is included in interest expense.

7.    Recapitalization and Series 1 Convertible Preferred Stock

During 2004, the principal stockholders of IntraLinks organized Ilink Holdings Corp. (“Ilink”) in order to effect a Recap of the Company’s outstanding capital stock.

In May 2004, a transaction among shareholders was consummated whereby one of the Company’s shareholders sold to two other existing stockholders 1,320 shares of Series D Redeemable Convertible Preferred Stock for proceeds of $4,044 as well as 97 shares of common stock for proceeds of $62. In connection with this same transaction, another of the Company’s shareholders sold to two other existing stockholders 588 shares of Series F Redeemable Convertible Preferred Stock for proceeds of $2,936 and 75 shares of common stock for proceeds of $48.

On June 10, 2004, through a short form merger (the “Merger”), Ilink merged with and into IntraLinks with IntraLinks remaining as the surviving corporation. Among the reasons for the transaction was a desire by the Company to simplify its capital structure, which, as of June 2004, included seven different series of redeemable convertible preferred stock possessing differing rights and preferences. In connection with the Merger, the principal stockholders of Ilink invited certain accredited IntraLinks stockholders to participate with them in the capitalization of Ilink via an exchange of shares of IntraLinks stock for either cash from, or shares in, Ilink. Shares of all series of IntraLinks Redeemable Convertible Preferred Stock and warrants to acquire shares of IntraLinks Redeemable Convertible Preferred Stock were exchanged for shares of Ilink preferred stock or cash, and shares of IntraLinks common stock was exchanged for shares of Ilink’s preferred stock. The exchange ratios varied depending on the series of IntraLinks Redeemable Convertible Preferred Stock exchanged. The following table indicates the exchange ratios and purchase price by class of stock:

Class of Stock	Exchange Ratio	Purchase Price
Common Stock	0.465400	$0.330000
Series A	0.915526	$0.640868
Series B	2.755359	$1.928751
Series C	2.790545	$1.953381
Series D	4.241245	$2.968871
Series E	5.480831	$3.836582
Series F	6.913765	$4.839635
Series G	0.624547	$0.437183
Series G Warrants	0.121161

Each warrant to purchase Series G Convertible Preferred Stock issued and outstanding immediately prior to the Recap converted into the right to receive the amount, if any, by which $0.084813 exceeded the per share exercise price of the Series G Warrants.

Each warrant to purchase shares of the Company’s common stock issued and outstanding immediately prior to the Recap converted into the right to receive the amount, if any, by which $0.33 exceeded the per share exercise price of the Common Stock Warrants.

As a result of the exchange and conversion of certain shares held by Ilink as of June 10, 2004, Ilink owned more than 90% of the outstanding shares of each class of capital stock of IntraLinks. Pursuant to Delaware Law, under the terms of the Merger, interests held by the remaining IntraLinks stockholders were cancelled and such

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

holders received a right to payment based on the class of securities held by the respective stockholder immediately prior to the Merger. The exchange ratios noted above were adjusted down from their initial exchange ratios on a consistent basis for each class of stock. Payments to these former stockholders were funded by the sale of 765 shares of Series 1 Preferred Stock to the Company’s principal stockholders. As a result of the sale, the Company raised gross proceeds of $536 and paid $499 in legal fees associated with the recapitalization.

There were 95,000 shares of Series 1 Preferred Stock authorized, issued and outstanding at December 31, 2004 and September 30, 2005, respectively. In addition, the carrying value and liquidation preference of Series 1 Preferred Stock was $67,000 at December 31, 2004 and September 30, 2005, respectively. Immediately prior to the Recap, the carrying value of the outstanding redeemable convertible preferred stock was approximately $162,347. The difference between the book value of each class of security outstanding prior to the Recap was compared to the fair value of the Series 1 Preferred Stock obtained. If the fair value of the Series 1 Preferred Stock was in excess of the carrying value of the security exchanged, the difference was charged to accumulated deficit. If the fair value of the Series 1 Preferred Stock was less than the carrying value of the securities exchanged, the difference was charged to additional paid-in-capital. As a result, approximately $905 was charged to accumulated deficit and $96,306 was credited to additional paid-in-capital.

Series 1 Preferred Stock

The rights and preferences of the Series 1 Preferred Stock are as follows:

Dividends

If any shares of Series 1 Preferred Stock remain outstanding and the Company pays a dividend in cash, securities or other property on the Common Stock, then the Company shall pay a dividend on the Series 1 Preferred Stock in the amount of dividends that would be paid with respect to the Series 1 Preferred Stock if such shares were converted into Common Stock on the record date of such dividends. Except as noted above, holders of the Series 1 Preferred Stock are not entitled to the payment of any dividends.

Voting Rights

Holders of Series 1 Preferred Stock have one vote for each full share of common stock into which their respective shares of preferred stock are convertible on the record date for the vote. The holders of common stock have one vote per share of common stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series 1 Preferred Stock are senior to holders of any capital stock, warrants or other securities convertible into or exchangeable for shares of any capital stock of the Company ranking junior to the Series 1 Preferred Stock. A liquidation is also deemed to occur on a consolidation or merger of the Company, a sale of all or substantially all of the Company’s assets or the acquisition by a third party of more than 50% of the Company’s voting stock, in each case unless waived by the holders of 60% or more of the outstanding Series 1 Preferred Stock.

Conversion

Each share of Series 1 Preferred Stock is convertible, at the option of the holder, into 0.10743 fully paid and non-assessable share of common stock.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Automatic Conversion

In the event the Company consummates a firm commitment public offering of its common stock on or before December 31, 2005, resulting in at least $50 million of gross aggregate proceeds to the Company and selling stockholders, all of the then outstanding shares of Series 1 Preferred Stock shall automatically convert into common stock. In addition, shares of Series 1 Preferred Stock will automatically convert to common upon receipt by the Company of a written notice signed by the majority holders stating that the majority holders have elected to convert all outstanding shares.

8.    Series B Through G Redeemable Convertible Preferred Stock

As of December 31, 2003, the Company had the following series of authorized Redeemable Convertible Preferred Stock outstanding:

Authorized Issued and Outstanding
December 31, 2003
Series B	780
Series C	2,500
Series D	1,480
Series E	1,069
Series F	882
Series G	106,122

112,834

The carrying value of redeemable convertible preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount at the redemption date. These increases are affected through charges against the deficit accumulated during the period.

The shares of each series of Redeemable Convertible Preferred Stock were subject to mandatory redemption by the Company at anytime on or after January 16, 2006. See redemption section below for further information.

Dividends

The holders of the Series B through Series G Preferred Stock were entitled to receive, when and as declared by the Board of Directors and out of funds legally available, cumulative dividends, payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions were to be made with respect to the common stock, until all declared dividends on the Series B through Series G Preferred Stock were paid.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

As of June 10, 2004 (date of the Recap), accrued dividends on the Series B through Series G Preferred Stock was as follows:

	Series B	Series C	Series D	Series E	Series F	Series G	Total
Balance at December 31, 2001	$1,691	$4,083	$3,457	$3,126	$2,614	$4,308	$19,279

Dividends accrued	456	1,462	1,332	1,251	1,350	4,770	10,621

Balance at December 31, 2002	2,147	5,545	4,789	4,377	3,964	9,078	29,900

Dividends accrued	457	1,463	1,332	1,251	1,350	4,770	10,623

Balance at December 31, 2003	2,604	7,008	6,121	5,628	5,314	13,848	40,523

Dividends accrued	203	650	592	556	600	2,121	4,722

Balance at June 10, 2004	$2,807	$7,658	$6,713	$6,184	$5,914	$15,969	$45,245

Voting Rights

Series A, B, C, D, E, F and G preferred stockholders had one vote for each full share of common stock into which their respective shares of preferred stock were convertible on the record date for the vote. The holders of common stock had one vote per share of common stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the Series G stockholders liquidation preferences were senior to the Series A, B, C, D, E and F stockholders, the Series A and B stockholders liquidation preferences were pari passu and the Series C, D, E and F stockholders liquidation preferences were pari passu but senior to the Series A and B.

Conversion

The following summarizes the number of common shares each of the Company’s preferred shares were convertible into as of December 31, 2003:

Preferred Shares	Number of Common Shares Each Preferred Share is Convertible Into
Series A	0.215
Series B	0.764
Series C	0.764
Series D	0.912
Series E	0.995
Series F	1.071
Series G	0.107

Automatic Conversion

In the event the Company consummated a firm commitment public offering of its common stock at a price of not less than $16.48 per share, as adjusted, and net proceeds of at least $20,000, all of the then outstanding shares of preferred stock would have automatically converted into common stock at the respective conversion rate of each class of stock, as adjusted, and the Company would have been relieved of its obligation to pay any undeclared accrued dividends.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Redemption

First Redemption

On or after January 16, 2006, upon the vote of the holders of a majority of the Series G preferred stock, the shares of Series G stock were subject to mandatory redemption, in total, by the Company, at an amount equal to $0.499435 per share, plus any accrued and unpaid dividends.

Second Redemption

On or after January 16, 2006, after all outstanding shares of Series G have been redeemed, and upon the vote of the holders of a majority of the Series C, Series D, Series E and/or Series F preferred stock, each voting as a separate class, the shares of such class or classes, as appropriate, were subject to mandatory redemption, in total, by the Company, at an amount equal to $6.50 per share, $10.00 per share, $13.00 per share, and $17.00 per share, respectively, plus any accrued and unpaid dividends.

Third Redemption

On or after January 16, 2006, and after all outstanding shares of Series G have been redeemed, and upon the vote of the holders of a majority of the Series B preferred stock, the shares of Series B were subject to mandatory redemption, in total, by the Company, at an amount equal to $6.50 per share, plus any accrued and unpaid dividends.

Redemption Price

The Series C, D, E, F, and G redemption price was to be paid in cash, without interest. At the Company’s option, the redemption price for Series B could have been made in cash, without interest, or by the issuance of notes payable.

9.    Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue up to 105,555 shares of $0.01 par value common stock. As a result of the Recap as described in Note 7, of the 539 shares issued and outstanding prior to the Recap, 264 shares were converted to Series 1 Preferred Stock at a conversion ratio of 0.4654 per share, and the remaining 275 shares were sold to Ilink at $0.33 per share, which were then purchased by the Company’s majority shareholders and subsequently converted to Series 1 Preferred Stock at a ratio of 0.4654 per share.

10.    Warrants

The following summarizes the Company’s issued and outstanding warrants immediately prior to the Recap:

Series G Preferred Stock Warrants

As discussed more fully in Note 6, in May 2002, the Company granted to a bank warrants to purchase 360 shares of the Company’s Series G preferred stock at an exercise price of $0.50 per share in connection with securing a loan and security agreement. The bank did not participate in the Recap. As a result, the warrants were purchased by Ilink and converted at a rate of 0.121161 per share into 44 shares of Series 1 Preferred Stock.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

In connection with a bridge loan offering in 2000 and ultimate sale of Series G preferred stock in the first quarter of 2001, the Company issued to the various bridge loan investors warrants to purchase an aggregate of 3,844 shares of Series G preferred stock at an exercise price of $0.50 per share, exercisable over a five-year period. In connection with the Recap, holders of warrants to purchase 3,724 shares of Series G stock were converted into 451 shares of Series 1 Preferred Stock. Upon conversion, the warrants were cancelled. The remaining holder of 120 warrants sold their warrants based upon the purchase price of $0.084813 defined in the Recap document, resulting in proceeds to the warrant holder of $10. These warrants were purchased by Ilink and converted at a rate of 0.121161 per share into 15 shares of Series 1 Preferred Stock.

Common Stock Warrants

In November 2000, in connection with securing a line of credit, the Company issued to a bank 2,002 warrants to purchase common stock. The warrants had an exercise price of $0.50 per shares and were exercisable over a five-year period.

In June 1999, the Company issued to R.W. Johnson Pharmaceutical Research Institute (“RWJ-PRI”), a division of Ortho-McNeil Pharmaceutical, Inc., a wholly owned subsidiary of Johnson & Johnson, three series of warrants to purchase an aggregate of 50 shares of common stock. The first set of warrants which were fully vested and exercisable for 9 shares, expired on June 30, 2002. The second set of warrants which were fully vested for 17 shares and exercisable as of June 30, 2001, expired on December 31, 2001. The Company calculated the value of the first and second set of three-year warrants (approximately $436) using a Black-Scholes pricing model with a volatility factor of 45%, fair value of $54.36, exercise price of $60.50 and a three-year term. The value of the first and second set of warrants was recorded as an advance and was being ratably amortized to expense over the three-year development agreement. The fair value of the warrants was capitalized on the consolidated balance sheet as a prepayment under an executory contract. The Company amortized $73 in 2002.

The third set of warrants were for 25 shares, and were exercisable upon the Company achieving certain revenue targets, as defined. In order for the warrants to be fully exercisable, the targeted revenue amount needed to be realized by June 30, 2002, which did not occur. Thus, a pro rata number of warrants were exercisable for revenue less than the target amount. At any time prior to the expiration date of June 30, 2004, RWJ-PRI may have exercised all or a portion of the then exercisable warrants.

The Company accounted for the third set of warrants in accordance with EITF Abstract No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” The Company determined the measurement date for purposes of EITF 96-18 was June 30, 2002. At June 30, 2002, the Company valued the pro rata number of warrants that were exercisable using a Black-Scholes pricing model with a volatility factor of 45%, fair value of $0.47, exercise price of $60.50 and a three-year term and determined that the value of the warrant was de minimis. Immediately prior to the Recap, the warrant remained unexercised and no value was ascribed to the warrant, which reflected the market value as of such date.

In connection with the Recap, the common stock warrants were converted into the right to receive what a shareholder would have received if the warrant holder exercised one day before the Recap. Consequently, the warrant holders were eligible to receive the difference between $0.33 per share and the exercise price. As such, the warrants were cancelled in accordance with the agreement.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

11.    Stock Option Plan

2004 Stock Option Plan

During 2004, the Board of Directors of the Company approved the 2004 Stock Option Plan (the “Plan”), which provides for the granting of incentive stock options, as defined under the Internal Revenue Code (the “IRC”), nonstatutory stock options and stock purchase rights to both employees and non-employees (“restricted stock awards”). Under the Plan, stock options are exercisable at such times as determined by the Company, but no later than ten years after the date of grant. As of December 31, 2004, a maximum of 1,801 shares of common stock were issuable pursuant to the Plan. The Plan was amended on March 1, 2005 to increase the number of shares of common stock reserved for issuance by 751 shares to an aggregate of 2,552 shares.

The Plan provides for grants of immediately exercisable options as determined by the Plan Administrator; however, the Company has the right to repurchase any unvested common stock upon the termination of employment at the original exercise price. Stock options that are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. The shares and liability are only reclassified into equity as the award vests. The initial grant of options under the Plan in October 2004 totaling 384 shares provided for immediate exercisability. Subsequent grants issued during 2005 do not provide for immediate exercisability. The Company has recorded a liability on the consolidated balance sheets relating to 17 options exercised that are unvested as of December 31, 2004, totaling $9. The liability at September 30, 2005 was $12 relating to the exercise of options for 23 unvested shares.

The Plan terminates ten years from the date on which it was formally adopted, unless terminated sooner by the Company’s Board of Directors with the stockholders’ approval.

Options and awards generally vest quarterly over four years. The fair value of each stock option and award granted to employees during 2004 and the nine-months ended September 30, 2005 is estimated using a Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield 0%; risk-free interest rate of 2.92% (2004) and 3.79% (2005); expected volatility of 0%; and an expected life of four years.

Using the Black-Scholes model, the Company calculated fair value based on assumptions with respect to (i) expected volatility of its common stock price, (ii) the periods of time over which grant recipients are expected to hold their options prior to exercise (expected term), (iii) expected dividend yield on its common stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options’ expected term. Expected volatility has been estimated based on the minimum value method as prescribed by SFAS 123 for nonpublic companies. Expected term is based, in part, on the limited historical exercise experience the Company has with option grants with similar exercise prices and, in part, on comparisons to expected terms reported by peers in its industry. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future.

For the year ended December 31, 2004, the Company granted stock options to purchase 382 shares of common stock to employees at a weighted average exercise price of $0.56 per share. For the period January 1, 2004 through December 31, 2004, the Company recorded deferred compensation of approximately $2,873 in connection with the grant of options to employees, representing the Black-Scholes value of the options of $7.54 per share on the date of grant. The Company amortized $880 of deferred compensation in 2004. This amount is presented as deferred compensation in the consolidated statement of stockholders’ deficit and is being amortized over the vesting period of the applicable options, typically four years. Options granted in October 2004 vest

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

partially on an accelerated basis, based on the grantee’s length of employment prior to the date of grant. As such, a greater amount of shares vested in 2004 as compared to future periods and therefore, the amount of compensation expense recorded in 2004 is substantially higher than that which will be recorded in future periods.

For the year ended December 31, 2004, the Company issued to certain members of management, independent directors and other key employees 1,169 restricted stock awards. The deemed fair value of the Company’s common stock was $8.00 per share on the date of grant. For the period January 1, 2004 through December 31, 2004, the Company recorded deferred compensation of approximately $9,352 in connection with the restricted stock award issuances, representing the difference between the deemed fair value of its common stock at the date of issuance for accounting purposes and the amount paid for the shares, which was $0. The Company amortized $5,099 of deferred compensation in 2004. This amount is presented as deferred compensation in the consolidated statement of stockholders’ deficit and is being amortized over the vesting period of the applicable awards. Restricted stock awards in 2004 vest generally over four years, with a portion accelerated according to each grantee’s length of employment prior to the date of grant and a portion of such shares were vested at the date of grant. As such, a greater amount of shares vested in 2004 as compared to future periods and therefore, the amount of compensation expense recorded in 2004 is substantially higher than that which will be recorded in future periods.

For the period January 1, 2005 through September 30, 2005, the Company granted stock options to purchase 798 shares of common stock to employees at a weighted average exercise price of $2.05 per share. There were no restricted stock awards granted during this period. For the period January 1, 2005 through September 30, 2005, the Company recorded deferred compensation of approximately $6,792 in connection with the grant of these options, representing the Black-Scholes values of the options of $6.14, $8.10, $9.49 and $10.70 per share on the respective dates of grant. This amount is presented as deferred compensation in the consolidated statement of stockholders’ deficit and is being amortized over the vesting period of the applicable options, typically four years.

On March 1, 2005, the Company granted stock options to purchase 30 shares of common stock to an independent member of the board of directors at a weighted average exercise price of $4.19 per share. The Company recorded deferred compensation of approximately $281 in connection with these grants, representing the Black-Scholes value of the options of $9.49 per share on the dates of grant. This amount is presented as deferred compensation in the consolidated statement of stockholders’ deficit and is being amortized over the vesting period of the applicable options, typically four years.

During 2004, the Company granted fully vested options to purchase 3 shares of common stock to a consultant for services performed. These options are exercisable for a period of 10 years. In addition, during 2004, the Company granted to a consultant 6 fully vested restricted stock awards for services performed. The Company recorded a non-cash expense of $63, based upon the fair market value of the stock options and awards using a Black-Scholes option pricing model with a 100% volatility factor, four-year term, fair value of $8.00 per share, risk-free interest rate of 2.92% and exercise price of $0.56 per share.

For the period January 1, 2005 through September 30, 2005, the Company granted options to purchase 16 shares of common stock to five consultants for services to be performed. These options are exercisable for a period of 10 years. The Company recorded deferred compensation of $143 based upon the fair market value of the stock options using a Black-Scholes option pricing model with a 100% volatility factor, four-year term, fair value of $9.59-$10.24 per share, risk-free interest rate of 3.75% and exercise price of $1.12 per share. This amount is presented as deferred compensation in the consolidated statement of stockholders’ deficit and is being amortized over the vesting period of the applicable options, typically four years.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

The following table summarizes the activity of the Company’s 2004 Stock Option Plan:

	Shares	Weighted Average Exercise Price	Options Exercisable at Period End	Weighted Average Fair Value of Options Granted During the Period
Options Granted	384	$0.56
Options Forfeited	(1)	$0.56
Options Exercised	(28)	$0.56

Outstanding at December 31, 2004	355	$0.56	355	$8.00

The following table summarizes information about stock options outstanding:

As of December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.56	355	9.75	$0.56	355	$0.56

1997 Stock Incentive Plan

During 1997, the Board of Directors of the Company approved the stock incentive plan, which provided for the granting of incentive stock options, nonqualified stock options or restricted shares. The maximum number of shares of common stock to be issued under the stock incentive plan was 3,980 and was initially scheduled to terminate on December 31, 2005. For the years ended December 31, 2002 and 2003, the Company granted stock options to purchase 1,190 and 338 shares of common stock, respectively, at a weighted average exercise price of $0.47 per share, which was also the deemed fair value of the Company’s common stock on the respective dates of grant. At December 31, 2003, there were 3,287 options outstanding under the 1997 Stock Incentive Plan.

In connection with the Merger and restructuring of the Company’s outstanding capital stock that was consummated on June 10, 2004 (See Note 7), the 1997 Stock Incentive Plan was cancelled.

As part of the Merger, the Company adjusted all outstanding options to be exercisable for the consideration payable in the Merger. All options were converted into the right to receive $0.33, the consideration received per share by the holders of the Company’s common stock at the time of the Merger, upon exercise of the options. Optionholders with grants having an exercise price greater than $0.33 were not entitled to any cash payments.

In addition, the Company’s Board of Directors, following the Merger, approved the payment of $0.09 for each of the vested options exercisable at $0.47 per share on the date of the Merger. As of the date of the Merger, there were 1,917 options exercisable at $0.47 per share. As a result, the Company made a payment of approximately $175 to the optionholders of record and recorded the amount as compensation expense in the Company’s 2004 consolidated statement of operations.

There were no stock options granted to non-employees during 2003 or 2004.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

The following table summarizes the activity of the Company’s 1997 stock option plan:

	Options	Weighted Average Exercise Price	Options Exercisable at Period End	Weighted Average Fair Value of Options Granted During the Period
Outstanding at December 31, 2001	3,314	$6.52	1,058	$0.47

Granted	1,191	$0.47
Cancelled	(1,304)	$3.82
Exercised	(4)	$0.47

Outstanding at December 31, 2002	3,197	$5.40	1,616	$0.47

Granted	339	$0.47
Cancelled	(214)	$3.26
Exercised	(36)	$0.47

Outstanding at December 31, 2003	3,286	$5.03	2,033	$0.47

Granted
Cancelled	(3,286)	$5.03
Exercised	—	$—

Outstanding at December 31, 2004	—	$—	—	$—

12.    Significant Related Party Agreements

Distribution Agreement

During 1999, the Company entered into a four-year distribution agreement with a strategic partner which expired in June 2003, under which the Company was obligated to make payments to this customer based on monthly revenue generated by the Company’s IntraLoan service. The purpose of the agreement was for the joint development and marketing of a website for the bank loan market. The site combined both the Company’s and the strategic partner’s product. The payments on the agreement ranged from 10% to 22.5% of the monthly revenue in excess of specified monthly thresholds.

On October 16, 2000, this agreement was amended whereby the Company issued to this strategic partner shares of the Company’s Series G redeemable convertible preferred stock with an aggregate value equal to $3,000 based on the per share price of the Series G stock, plus a distribution fee in the amount of $2,800, payable in equal monthly installments of $83 for the remaining term of the original agreement, through June 2003. Included within sales and marketing expense for 2002 and 2003 are $1,835 and $917 of expense related to this distribution agreement.

Related Party Transactions

Various related parties have participated in the Company’s preferred stock private placements. These related parties consist of board members and stockholders who have the rights to appoint board members. Included in Series 1 Preferred Stock are 83,933 shares, respectively, owned by different related parties. Revenue generated from related party shareholders were $5,423, $4,738 and $2,449 for the years ended December 31, 2002, 2003 and 2004, respectively and $2,393 and $149 for the nine-months ended September 30, 2004 and 2005, respectively.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

13.    Significant Vendor

The Company entered into a contract with a third-party provider to host its services. The third-party provider administers the Company’s production servers on behalf of the Company and provides the Company with data communication connectivity. The contract with the third-party provider accounted for approximately 31%, 28%, and 17% of the Company’s cost of revenue for the years ended December 31, 2002, 2003 and 2004, and 18% and 17% for the nine-months ended September 30, 2004 and 2005, respectively. The contract with the third-party provider also accounted for 15%, 14%, and 6% of the Company’s total operating costs in for the years ended December 31, 2002, 2003 and 2004, and 6% for each of the nine-months ended September 30, 2004 and 2005, respectively.

14.    401(k) Savings Plan

The Company has a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. During 2002, the Company matched the employee’s contributions at a rate of 25% of the employee’s contribution, not to exceed 2% of the employee’s base salary. Effective January 1, 2003, the Company amended its policy and matches employees’ contributions at a rate of 33% of the contribution, not to exceed 3% of the employee’s base salary. Matching contributions made by the Company amounted to $112, $188 and $240 for the years ended December 31, 2002, 2003, and 2004, respectively.

15.    Segment Reporting

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”, establishes annual and interim reporting standards for operating segments of a company. SFAS No. 131 requires disclosures of selected segment-related financial information about products, major customers, and geographic areas. The Company has determined that it has one reportable segment.

Revenue from customers located outside of North America was 11%, 10% and 12% of total consolidated revenue for the year ended December 31, 2004 and nine-months ended September 30, 2004 and 2005, respectively. Revenue from customers located outside of North America for the years ended December 31, 2002 and 2003 was less than 10% of total consolidated revenue. Primarily all of the Company’s assets and operations are located in the United States.

Our sales and marketing structure is organized into three primary classes of customers: debt capital markets, which comprises all revenue relating to the provision of workspaces to facilitate loan syndication and related transactions; M&A, which comprises all revenue relating to the provision of workspaces to facilitate due diligence in connection with M&A transactions; and other markets, which comprises all other transactions, primarily clinical trials in the life sciences market and alternative investments related workspaces. The following table presents revenue by class of customer:

	Years Ended December 31,			Nine-Months Ended September 30,
	2002 Restated	2003 Restated	2004 Restated	2004 Restated	2005
				(unaudited)
Debt capital markets	$15,590	$19,273	$21,756	$16,389	$17,945
M&A	450	2,206	10,837	6,869	15,538
Other markets	3,429	3,955	4,292	3,152	4,615

Total	$19,469	$25,434	$36,885	$26,410	$38,098

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

16.    Commitments and Contingencies

Leases

The Company has entered into operating lease agreements for office space, equipment and application-hosting-related services. Rent abatements have been granted to the Company for varying periods on certain of its facilities. Deferred rent relating to these abatements is being amortized on a straight-line basis over the applicable lease terms, which are eight and ten years. Hosting fee abatements have also been granted to the Company for varying periods. Deferred hosting fees relating to these abatements are being amortized on a straight-line basis over the three-year term of the original hosting agreement, through June 2004. For the years ended December 31, 2002, 2003 and 2004, the Company’s hosting fee payments of $2,724, $2,694 and $1,347 exceeded the expense by $303, $342 and $171, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,	Operating Leases
2005	$4,303
2006	4,351
2007	1,787
2008	742
2009	24
Thereafter	—

$11,207

Total facilities expense, net of sublease income, for the years ended December 31, 2002, 2003 and 2004 was $1,221, $1,342, and $1,446, respectively. Total facilities expense, net of sublease income, for the nine-months ended September 30, 2004 and 2005 was $973 and $1,413, respectively.

Legal Proceedings

The Company is involved in claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of such matters will not have a material effect on the Company’s financial position, results of operations, or liquidity.

In addition to the above matters, the Company has been named as a defendant in three actions brought by two of the Company’s founders and certain other former shareholders in which plaintiffs allege, among other things, that a proposed initial public offering of the Company’s stock in 2000 was withdrawn improperly, that a subsequent financing in 2001 (the Series G financing) was unlawful, that defendants breached their fiduciary duties and engaged in fraud, and that plaintiffs were thereby wrongfully deprived of various interests in the Company. Certain directors, officers and stockholders of the Company also are named in one or more of these actions. The Company believes it has valid defenses to all claims made in all three actions. In the first action, the court has dismissed the original complaint and a first amended complaint with prejudice. In the second action, the court has dismissed an original, first amended and second amended complaint with prejudice. The third action was commenced in July 2004 as a class action and the Company has filed a motion to dismiss that action. The Company also has commenced an arbitration proceeding against one of the plaintiffs for breach of his severance agreement that included a covenant not to sue the Company. In addition to having potential liability in these actions, the Company has indemnification obligations to certain other defendants in the actions that require

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

the Company to pay or reimburse such parties for legal fees and expenses incurred in connection with the actions. In connection with this litigation, the Company recorded $101, $1,674 and $403 in legal fees for the years ended December 31, 2003 and 2004 and the nine-months ended September 30, 2005, respectively. The Company also recorded $518 in litigation settlement expense in 2004, reflecting the settlement costs (excluding legal fees and expenses) of the litigation.

Since December 31, 2004, the court in the third action entered an order granting defendants’ motion to dismiss the complaint in its entirety and with prejudice and without leave to replead. The Company and the plaintiffs, together with the other defendants, have settled all the actions described above. The Settlement Agreement dated April 12, 2005, provides, among other things, for a one-time payment by the Company in exchange for complete mutual releases between plaintiffs and defendants and plaintiffs’ covenant never to commence any action existing as of the settlement date, appeal from any decision or judgment, or assert any rights or interests as shareholders against the Company. On May 16, 2005, the Company paid the settlement, which was recorded in accrued expenses and other current liabilities as of December 31, 2004. The difference between the settlement amount and the expense recorded in 2004 of $518 had been reserved for the exchange of plaintiffs’ shares in connection with the Recap. Defendants retained the right in the settlement to seek sanctions against plaintiffs’ counsel (which have been granted in part in two of the actions) and an action with respect thereto is pending.

Presently, the Company is not involved in any material legal proceedings.

17.    Unaudited Pro Forma Net Loss Per Share

Pro forma net loss per share has been computed to give effect to the Series 1 Preferred Stock that will automatically convert into common stock upon the completion of the Company’s initial public offering for the year ended December 31, 2004 and the nine-months ended September 30, 2005. A reconciliation of the numerator and denominator used in the calculation of pro forma net loss per share is as follows:

	Year Ended December 31, 2004	Nine-Months Ended September 30, 2005
	Restated
Numerator:
Net loss attributable to common stockholders	$(15,224)	$(3,395)
Add back:
Cumulative dividends on redeemable convertible preferred stock	4,722	—

Pro forma net loss attributable to common stockholders	$(10,502)	$(3,395)

Denominator:
Weighted average shares—basic and diluted	374	752
Adjustment to reflect the assumed conversion of the Series 1 Preferred Stock	10,206	10,206

Weighted average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted	10,580	10,958

The Company excluded from its computation of pro forma net loss per share, options exercisable for 355 and 902 shares of common stock as of December 31, 2004 and September 30, 2005, respectively, and 548 and 315 shares of unvested common stock as of December 31, 2004 and September 30, 2005, respectively, as these securities had an anti-dilutive impact.

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

18.    Valuation and Qualifying Accounts and Reserves

Description	Balance at beginning of year	Additions	Deductions	Balance at end of period
Allowance for doubtful accounts
2005 (unaudited)	$300	$145	18	$427
2004	$200	100	—	$300
2003	$200	—	—	$200
2002	$251	—	$51	$200

Valuation allowance for deferred tax asset
2004 Restated	$48,837	—	$2,416	$46,420
2003 Restated	$54,108	$1,493	$6,764	$48,837
2002 Restated	$47,430	$6,678	—	$54,108

19.    Quarter Results of Operations (Restated and Unaudited)

The following tables set forth our selected unaudited quarterly consolidated statements of operations data for the years ended December 31, 2003 and 2004 and for the first and second quarters of 2005, as restated. (See Note 2). The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair statement of the results of operations for such periods. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	First Quarter	Second Quarter	Third Quarter		Fourth Quarter	For the Period
2003 – Previously Reported
Revenue	$5,366	$5,995	$6,528		$7,564	$25,453
Loss from operations	769	527	460		2,189	3,945
Net loss	754	510	444		2,246	3,954
Net loss attributable to common stockholders	3,409	3,166	3,099		4,902	14,576
Basic and diluted net loss per common share	$6.72	$6.11	$5.75		$9.08	$27.71

2003 – Restated
Revenue	$5,278	$6,103	$6,564		$7,489	$25,434
Loss from operations	857	419	424		2,264	3,964
Net loss	842	402	408		2,321	3,973
Net loss attributable to common stockholders	3,497	3,058	3,063		4,977	14,595
Basic and diluted net loss per common share	$6.90	$5.90	$5.68		$9.22	$27.75

2004 – Previously Reported
Revenue	$7,963	$8,874	$9,694		$10,687	$37,218
Loss (income) from operations	(19)	880	235		9,149	10,245
Net loss (income)	(41)	860	217		9,133	10,169
Net loss attributable to common stockholders	2,614	2,927	217		9,133	14,891
Basic and diluted net loss per common share	$4.85	$6.95	$0		$7.66	$27.63

2004 – Restated
Revenue	$7,901	$8,923	$9,586		$10,475	$36,885
Loss from operations	43	831	343		9,361	10,578
Net loss	21	811	325		9,345	10,502
Net loss attributable to common stockholders	2,676	2,878	325		9,345	15,224
Basic and diluted net loss per common share	$4.96	$6.84	NM	(1)	$17.34	$40.71

IntraLinks, Inc.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	For the Period
2005 – Previously Reported
Revenue	$11,049
Loss from operations	1,388
Net loss	1,376
Net loss attributable to common stockholders	1,376
Basic and diluted net loss per common share	$2.06

2005 – Restated
Revenue	$10,885	$12,547	$14,666		$38,098
Loss from operations	1,552	1,146	736		3,434
Net loss	1,540	1,137	718		3,395
Net loss attributable to common stockholders	1,540	1,137	718		3,395
Basic and diluted net loss per common share	$2.30	$1.51	$0.86		$4.51

(1)	Not meaningful (“NM”) as there were no shares of common stock outstanding for the period.

The effect of the restatements on the Company’s unaudited quarterly statements of operations for the four quarters of fiscal 2003 and 2004 and the first quarter of 2005 was a (decrease)/increase in reported revenue of ($88), $108, $36, ($75), ($62), $49, ($108), ($212) and ($164), respectively. A decrease in reported revenue had the effect of increasing the Company’s loss from operations, net loss and net loss attributable to common stockholders, while an increase in revenue reduced the Company’s reported loss from operations, net loss and net loss attributable to common stockholders. These restatements also had the effect of (increasing)/decreasing the previously reported unaudited net loss per common share by ($0.17), $0.21, $0.07, ($0.14), ($0.12), $0.12, NM, ($9.68) and ($0.25) for each of the four quarters of fiscal 2003 and 2004 and the first quarter of 2005, respectively. The impact on the third quarter of 2004 was not meaningful (NM) as there were no common shares outstanding for the period.

20.    Subsequent Event

On November 9, 2005, the Company effected a one-for-9.308 reverse stock split with respect to its outstanding common stock. In connection with the reverse stock split, every 9.308 shares of the Company’s common stock were replaced with one share of the Company’s common stock. All references to common stock, common shares outstanding, average number of common shares outstanding and per share amounts in these consolidated financial statements and notes to consolidated financial statements prior to the effective date of the reverse stock split have been restated to reflect the one-for-9.308 reverse stock split on a retroactive basis. Also on November 9, 2005, the Company amended its certificate of incorporation to provide for the automatic conversion of the Series 1 Preferred Stock upon the completion of an initial public offering of the Company’s common stock on or before December 31, 2005.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee and the NASD filing fee.

Total
SEC registration fee	$8,663
NASD filing fee	$7,860
Nasdaq National Market initial listing fee	$100,000
Blue sky qualification fees and expenses	$10,000
Printing and engraving expenses	$500,000
Legal fees and expenses	$800,000
Accounting fees and expenses	$1,000,000
Transfer agent and registrar fees	$10,000
Miscellaneous	$168,477

Total	$2,605,000

Item 14. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, our amended and restated bylaws provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) we may indemnify our other employees and agents as set forth in the Delaware General Corporation Law, (3) we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (4) the rights conferred in the amended and restated bylaws are not exclusive.

We also have entered into indemnification agreements with each of our directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and to provide additional procedural protections. We also intend to enter into indemnification agreements with any new directors and executive officers in the future.

The Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification by the underwriters of our officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

The indemnification provisions in our restated certificate of incorporation, restated bylaws and the indemnification agreements to be entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act.

We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 15. Recent Sales of Unregistered Securities

Since June 15, 2002, the registrant has sold and issued the following unregistered securities:

(1) Since June 15, 2002, the registrant granted stock options to employees, directors and consultants under its 2004 Stock Option Plan, covering an aggregate of 1,212,210 shares of common stock, at exercise prices ranging from $0.56 to $9.31 per share. Since June 15, 2002, the registrant granted stock options to employees, directors and consultants under its 1997 Stock Option Plan, covering an aggregate of 1,433,176 shares of common stock, at an exercise price of $0.47 per share.

(2) Since June 15, 2002, the registrant sold an aggregate of 83,357 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $50,828 upon the exercise of stock options under its 2004 Stock Option Plan. Since June 15, 2002, the registrant sold an aggregate of 37,002 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $17,220 upon the exercise of stock options under its 1997 Stock Option Plan.

(3) Since June 15, 2002 the registrant has issued an aggregate of 1,173,615 shares of restricted common stock under its 2004 Stock Option Plan.

(4) Under the terms of a stock purchase agreement dated June 9, 2004, by and between TowerBrook Investors LP, formerly known as Soros Private Equity Investors LP, Rho Management Trust I and certain other Rho affiliates and Ilink Holdings Corp., TowerBrook Investors LP and Rho Management Trust I and the Rho affiliates acquired an aggregate of 14,488,263 shares of Series 1 Preferred Stock of Ilink Holdings Corp.

(5) Under the terms of Contribution Agreements dated June 9, 2004 between Ilink Holdings Corp. and holders of Series A, B, C, D, E, F and G Convertible Preferred Stock and warrants to purchase our Series G Convertible Preferred Stock, including among others, TowerBrook Investors L.P., Reuters Holdings Switzerland S.A., Euclid Partners IV, L.P. and Rho Management Trust I and certain other Rho affiliates, Ilink Holdings Corp. issued an aggregate of 78,387,613 shares of its Series 1 Preferred Stock in exchange for 60,094 shares of our Series A Convertible Preferred Stock, 421,324 shares of our Series B Convertible Preferred Stock, 1,615,385 shares of our Series C Convertible Preferred Stock, 1,423,384 shares of our Series D Convertible Preferred Stock, 89,887,905 shares of our Series G Convertible Preferred Stock, 2,428,434 shares of our common stock (on a pre-split basis) and an aggregate of 3,724,205 warrants to purchase shares of Series G Convertible Preferred Stock. Ilink Holdings Corp. also executed a series of stock purchase agreements with certain or our stockholders pursuant to which Ilink Holdings Corp. acquired shares of Series A, B, C, D, E and G Convertible Preferred Stock.

We believe that the transactions described in paragraphs (1) through (3) above with respect to the issuance of option grants and restricted common stock to our employees and directors and the exercise of such options were exempt from registration requirements of the Securities 1933 Act by reason of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation.

The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (4) and (5) above by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment purposes only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.		Description
1.1	†	Form of Underwriting Agreement

3.1	†	Form of Amended Restated Certificate of Incorporation (to be filed in connection with the closing of this offering)

3.2	†	Form of Amended Restated Bylaws (to be effective upon the closing of this offering)

4.1	†	Registration Rights Agreement by and between Ilink Holdings Corp. and certain investors named therein dated June 9, 2004

4.2	†	Specimen Common Stock Certificate

5.1	†	Opinion of Heller Ehrman LLP

10.1	†	2004 Stock Option Plan

10.2	†	Form of Stock Option Grant Notice and Option Agreement for Executives under IntraLinks, Inc. 2004 Stock Option Plan

10.3	†	Form of Stock Option Grant Notice and Option Agreement for Employees under IntraLinks, Inc. 2004 Stock Option Plan

10.4	†	Form of Stock Option Grant Notice and Option Agreement for Directors under IntraLinks, Inc. 2004 Stock Option Plan

10.5	†	Form of Restricted Stock Agreement under 2004 Stock Option Plan

10.6	†	Agreement of Lease between SL Green Operating Partnership, L.P. (Landlord) and IntraLinks, Inc. (Tenant) dated March 23, 1998

10.7	†	First Amendment of Lease dated August 1, 1999 by and between SL Green Operating Partnership, L.P. (Landlord) and IntraLinks, Inc. (Tenant)

10.8	†	Executive Agreement by and between Patrick Wack and IntraLinks, Inc. dated September 26, 2002

10.9	†	Employment Agreement by and between Anthony Plesner and IntraLinks, Inc. dated March 18, 2005

21.1	†	List of subsidiaries

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	†	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1	†	Power of Attorney (included on signature page)

†	Previously filed.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on the 15th day of November, 2005.

INTRALINKS, INC.

By:	/S/ PATRICK J. WACK, JR.
Patrick J. Wack, Jr. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ PATRICK J. WACK, JR. Patrick J. Wack, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	November 15, 2005

/S/ ANTHONY PLESNER Anthony Plesner	Chief Financial Officer (Principal Financial & Accounting Officer)	November 15, 2005

* Peter J. Boni	Director and Chairman of the Board	November 15, 2005

* John Curran	Director	November 15, 2005

* Jim Datin	Director	November 15, 2005

* Roger Hurwitz	Director	November 15, 2005

* Habib Kairouz	Director	November 15, 2005

* Milton J. Pappas	Director	November 15, 2005

* David Wassong	Director	November 15, 2005

*By:	/S/ ANTHONY PLESNER
As Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1†	Form of Underwriting Agreement

3.1†	Form of Amended Restated Certificate of Incorporation (to be filed in connection with the closing of this offering)

3.2†	Form of Amended Restated Bylaws (to be effective upon the closing of this offering)

4.1†	Registration Rights Agreement by and between Ilink Holdings Corp. and certain investors named therein dated June 9, 2004

4.2†	Specimen Common Stock Certificate

5.1†	Opinion of Heller Ehrman LLP

10.1†	2004 Stock Option Plan

10.2†	Form of Stock Option Grant Notice and Option Agreement for Executives under IntraLinks, Inc. 2004 Stock Option Plan

10.3†	Form of Stock Option Grant Notice and Option Agreement for Employees under IntraLinks, Inc. 2004 Stock Option Plan

10.4†	Form of Stock Option Grant Notice and Option Agreement for Directors under IntraLinks, Inc. 2004 Stock Option Plan

10.5†	Form of Restricted Stock Agreement under 2004 Stock Option Plan

10.6†	Agreement of Lease between SL Green Operating Partnership, L.P. (Landlord) and IntraLinks, Inc. (Tenant) dated March 23, 1998

10.7†	First Amendment of Lease dated August 1, 1999 by and between SL Green Operating Partnership, L.P. (Landlord) and IntraLinks, Inc. (Tenant)

10.8†	Executive Agreement by and between Patrick Wack and IntraLinks, Inc. dated September 26, 2002

10.9†	Employment Agreement by and between Anthony Plesner and IntraLinks, Inc. dated March 18, 2005

21.1†	List of subsidiaries

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Heller Ehrman LLP (included in Exhibit 5.1)

24.1†	Power of Attorney (included on signature page)

†	Previously filed.